UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 1

Summary

Registration data

General information	2
Address	4
Marketable securities	5
Auditor	6
Share registrer	7
Investor Relations Officer or equivalent	8
Shareholders’ Department	9

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 1

1 - General information

1 - General information
Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous
company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID): 02.429.144/0001-93
CVM CODE:	1866-0
Registration
Date CVM:	05/18/2000
State of CVM
Registration:	Active
Starting date
of situation:	05/18/2000
Country:	Brasil
Country in which the
marketable securities
are held in custody:	Brasil
Foreign countries in
which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding ( Electric Energy)
Description of activity:	Holdings
Issuer s Category:	Category A
Registration Date
on actual category:	01/01/2010
Issuer s Situation:	Operational
Starting date
of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of
share control:	11/30/2009

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 1

Date of last change of company year:
Day/Month of
year end:	12/31
Web address:	www.cpfl.com.br
Newspapers in which
issuer discloses its information:	Name of paper Jornal in which issuer discloses its information	FU
	Valor Econômico	SP

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 1

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 1

3 - MARKETABLE SECURITIES

Shares		Trading		Listing
Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	09/29/2004		Novo Mercado 9/29/2004

Debentures		Trading		Listing
Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized Market	CETIP	05/18/2000		Traditional	05/19/2000

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 1

4 - AUDITOR INFORMATION

Is there an auditor?	Yes

CVM CODE:	385-9
Type of Auditor:	Brazilian
INDEPENDENT ACCOUNTANT:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service Provision Period:	03/12/2012
PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Marcelo Magalhães Fernandes	03/12/2012	110.931.498-17

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 1

5 – SHARE REGISTRER

Do you have service provider:	Yes
Corporate Name:	Banco do Brasil

CNPJ:	00.000.000/0001-91
Service Provision Period:	01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 1

6 – INVESTOR RELATIONS OFFICER

NAME:	Gustavo Estrella
Director of Investor Relations
CPF/CNPJ:	037.234.097-09

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:	02/27/2013
End date of activity:

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 1

7 – SHAREHOLDERS’ DEPARTMENT

Contact	Eduardo Atsushi Takeiti
Start date of activity:	12/13/2011
End date of activity:

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	1
Cash dividend	1
Parent Company Financial Statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Statement of Comprehensive Income	5
Cash Flow Statements	6
Statement of Changes in Shareholders´ Equity
01/01/2013 to 12/31/2013	7
01/01/2012 to 12/31/2012	8
01/01/2011 to 12/31/2011	9
Statements of Added Value	10
Consolidated Financial Statements
Balance Sheet Assets	11
Balance Sheet Liabilities	12
Income Statement	14
Statement of Comprehensive Income	15
Cash Flow Statements	16
Statement of Changes in Shareholders' Equity
01/01/2013 to 12/31/2013	17
01/01/2012 to 12/31/2012	18
01/01/2011 to 12/31/2011	19
Statements of Added Value	20
Management report	21
Notes to Financial Statements	38
Reports
Independent Auditors' Report Unqualified	139
Report of the Audit Committee	142
Management Declaration on Financial Statements	143
Management Declaration on Independent Auditors' Report	144

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 12/31/2012
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
AGM	04/19/2013	Dividend	04/30/2013	ON (Common shares)		0.47377
RCA	08/14/2013	Dividend	10/01/2013	ON (Common shares)		0.37728
RCA	03/26/2014	Dividend		ON (Common shares)		0.59006

1

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2013	Previous Year 12/31/2012	Previous Year 12/31/2011
1	Total assets	8,389,811	6,767,769	7,713,757
1.01	Current assets	1,720,232	574,911	764,388
1.01.01	Cash and cash equivalents	990,672	141,835	549,189
1.01.02	Financial Investments	-	3,939	45,668
1.01.02.02	Financial Investments at amortized cost	-	3,939	45,668
1.01.02.02.01	Held to maturity	-	3,939	45,668
1.01.06	Recoverable taxes	29,874	25,311	40,783
1.01.06.01	Current recoverable taxes	29,874	25,311	40,783
1.01.08	Other current assets	699,686	403,826	128,748
1.01.08.03	Others	699,686	403,826	128,748
1.01.08.03.01	Other credits	1,984	1,813	2,833
1.01.08.03.02	Dividends and interest on shareholders’ equity	697,702	401,473	125,913
1.01.08.03.03	Derivative	-	540	2
1.02	Noncurrent assets	6,669,579	6,192,858	6,949,369
1.02.01	Noncurrent assets	248,623	203,481	228,060
1.02.01.02	Financial Investments at amortized cost	-	-	2,854
1.02.01.02.01	Held to maturity	-	-	2,854
1.02.01.06	Deferred taxes	165,798	177,411	193,874
1.02.01.06.02	Deferred taxes credits	165,798	177,411	193,874
1.02.01.08	Related parties credits	8,948	-	2,610
1.02.01.08.02	Subsidiaries credits	8,948	-	2,610
1.02.01.09	Other noncurrent assets	73,877	26,070	28,722
1.02.01.09.03	Escrow deposits	91	12,579	11,744
1.02.01.09.05	Other credits	14,389	13,365	16,978
1.02.01.09.06	Derivatives	-	71	-
1.02.01.09.07	Advance for future capital increase	59,397	55	-
1.02.02	Investments	6,419,924	5,988,616	6,720,879
1.02.02.01	Permanent equity interests	6,419,924	5,988,616	6,720,879
1.02.02.01.02	Investments in subsidiares	6,419,924	5,988,616	6,720,879
1.02.03	Property, plant and equipment	1,000	687	312
1.02.04	Intangible assets	32	74	118
1.02.04.01	Intangible assets	32	74	118
1.02.04.01.01	Concession agreement	32	74	118

2

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2013	Previous Year 12/31/2012	Previous Year 12/31/2011
2	Total liabilities	8,389,811	6,767,769	7,713,757
2.01	Current liabilities	46,245	195,160	200,257
2.01.01	Social and Labor Obligations	10	29	7
2.01.01.02	Labor Obligations	10	29	7
2.01.01.02.01	Estimated Labor Obligation	10	29	7
2.01.02	Suppliers	1,127	1,283	1,618
2.01.02.01	National Suppliers	1,127	1,283	1,618
2.01.03	Tax Obligations	359	453	196
2.01.03.01	Federal Tax Obligations	359	449	157
2.01.03.01.01	Income tax and Social Contribution	12	-	-
2.01.03.01.03	COFINS (Tax on Revenue)	47	47	48
2.01.03.01.04	Others Federal	300	402	109
2.01.03.02	State Tax Obligations	-	4	4
2.01.03.02.01	ICMS (Tax on Revenue)	-	4	4
2.01.03.03	Municipal Tax Obligations	-	-	35
2.01.03.03.01	Other Municipal	-	-	35
2.01.04	Loans and financing	12,438	157,082	166,403
2.01.04.02	Debentures	12,438	157,082	166,403
2.01.04.02.01	Interest on debentures	12,438	7,082	16,403
2.01.04.02.02	Debentures	-	150,000	150,000
2.01.05	Other Current liabilities	32,311	36,313	32,033
2.01.05.02	Others	32,311	36,313	32,033
2.01.05.02.01	Dividends and interest on shareholders´ equity	15,407	16,856	15,575
2.01.05.02.05	Other payable	16,904	19,457	16,458
2.02	Noncurrent liabilities	1,319,667	191,882	340,378
2.02.01	Loans and financing	1,287,912	150,000	300,000
2.02.01.02	Debentures	1,287,912	150,000	300,000
2.02.02	Other Noncurrent liabilities	31,495	29,358	28,665
2.02.02.02	Others	31,495	29,358	28,665
2.02.02.02.03	Derivatives	-	-	24
2.02.02.02.04	Other payable	31,495	29,358	28,641
2.02.04	Provisons	260	12,524	11,713
2.02.04.01	Civil, Labor, Social and Tax Provisions	260	12,524	11,713
2.02.04.01.01	Tax Provisions	-	12,517	11,713
2.02.04.01.02	Labor and tax provisions	97	-	-
2.02.04.01.04	Civil provisions	163	7	-
2.03	Shareholders’ equity	7,023,899	6,380,727	7,173,122
2.03.01	Capital	4,793,424	4,793,424	4,793,424
2.03.02	Capital reserves	287,630	228,322	229,956
2.03.04	Profit reserves	1,545,178	1,339,286	1,253,655
2.03.04.01	Legal reserves	603,352	556,481	495,185
2.03.04.02	Statutory reserves	265,037	-	-
2.03.04.08	Additional Proposed dividend	567,802	455,906	758,470
2.03.04.10	Reserve of retained earnings for investment	108,987	326,899	-
2.03.05	Retained earnings	-	56,293	333,082
2.03.08	Other Comprehensive Income	397,667	(36,598)	563,005
2.03.08.01	Accumulated Comprehensive Income	397,667	(36,598)	563,005

3

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year	Previous Year
		01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012	01/01/2011 to 12/31/2011
3.01	Net revenues	1,649	1,452	-
3.03	Operating income	1,649	1,452	-
3.04	Operating income (expense)	1,000,153	1,251,829	-
3.04.02	General and administrative	(22,626)	(29,549)	-
3.04.05	Other	-	(36)	-
3.04.06	Equity income	1,022,779	1,281,414	-
3.05	Income before financial income and taxes	1,001,802	1,253,281	-
3.06	Financial income / expense	(26,860)	(22,084)	-
3.06.01	Financial income	57,637	15,301	-
3.06.02	Financial expense	(84,497)	(37,385)	-
3.07	Income before taxes	974,942	1,231,197	-
3.08	Income tax and social contribution	(37,523)	(54,945)	-
3.08.01	Current	(25,910)	(38,483)	-
3.08.02	Deferred	(11,613)	(16,462)	-
3.09	Net income from continuing operations	937,419	1,176,252	-
3.11	Net income	937,419	1,176,252	-
3.99.01.01	ON	0.97	1.22	-
3.99.02.01	ON	0.95	1.20	-

4

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year	Previous Year
		01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012	01/01/2011 to 12/31/2011
4.01	Net income of the year	937,419	1,176,252	-
4.02	Other Comprehensive Income	460,226	(572,225)	-
4.02.01	Equity on comprehensive income of the year of subsidiaries	460,226	(572,225)	-
4.03	Comprehensive income of the year	1,397,645	604,027	-

5

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	current year 01/01/2013 to 12/31/2013	Previous Year 01/01/2012 to 12/31/2012	Previous Year 01/01/2011 to 12/31/2011
6.01	Net cash from operating activities	741,536	1,151,182	-
6.01.01	Cash generated (used) from operations	33,695	(20,117)	-
6.01.01.01	Net income, including income tax and social contribution	974,942	1,231,197	-
6.01.01.02	Depreciation and amortization	76	65	-
6.01.01.03	Reserve for contingencies	267	7	-
6.01.01.04	Interest and monetary and exchange restatement	81,189	30,028	-
6.01.01.06	Equity in subsidiaries	(1,022,779)	(1,281,414)	-
6.01.02	Variation on assets and liabilities	707,841	1,171,299	-
6.01.02.01	Dividend and interest on shareholders’ equity received	792,146	1,199,996	-
6.01.02.02	Recoverable taxes	21,797	47,539	-
6.01.02.03	Escrow deposits	12,935	(28)	-
6.01.02.05	Other operating assets	(1,196)	4,747	-
6.01.02.06	Suppliers	(156)	(336)	-
6.01.02.07	Income tax and social contribution paid	(27,551)	(39,976)	-
6.01.02.08	Other taxes and social contributions	(147)	699	-
6.01.02.09	Interest on debts (paid)	(76,561)	(45,080)	-
6.01.02.10	Other operating liabilities	(435)	3,738	-
6.01.02.11	Reserve for tax, civil and labor risks paid	(12,991)	-	-
6.02	Net cash in investing activities	(64,830)	(15,202)	-
6.02.02	Acquisition of property, plant and equipment	(345)	(508)	-
6.02.03	Financial investments	4,710	49,263	-
6.02.06	Advance for future capital increase	(59,342)	(55)	-
6.02.07	Intercompany loans with subsidiaries and associated companies	(8,290)	2,799	-
6.02.08	Capital increase in investments	(1,563)	(66,701)	-
6.03	Net cash in financing activities	172,131	(1,543,334)	-
6.03.01	Payments of Loans, financing and debentures , net of derivatives	(299,535)	(149,827)	-
6.03.02	Payments of dividend and interest on shareholders’ equity	(815,514)	(1,393,507)	-
6.03.04	Loans, financing and debentures obtained	1,287,180	-	-
6.05	Increase (decrease) in cash and cash equivalents	848,837	(407,354)	-
6.05.01	Cash and cash equivalents at beginning of period	141,835	549,189	-
6.05.02	Cash and cash equivalents at end of period	990,672	141,835	-

6

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2013 TO DECEMBER 31, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	228,322	1,339,286	-	535,626	6,896,658
5.02	Prior year profit or loss	-	-	-	56,293	(572,222)	(515,929)
5.03	Adjusted balance	4,793,424	228,322	1,339,286	56,293	(36,596)	6,380,729
5.04	Capital transactions within shareholders	-	59,308	111,896	(925,679)	-	(754,475)
5.04.06	Dividend	-	-	567,802	(567,802)	-	-
5.04.08	Prescribed dividend	-	-	-	5,172	-	5,172
5.04.09	Interim Dividend	-	-	-	(363,049)	-	(363,049)
5.04.10	Dividend approved	-	-	(455,906)	-	-	(455,906)
5.04.11	IPO CPFL Renováveis	-	59,308	-	-	-	59,308
5.05	Total comprehensive income	-	-	-	937,419	460,226	1,397,645
5.05.01	Net income / Loss for the period	-	-	-	937,419	-	937,419
5.05.02	Other comprehensive income	-	-	-	-	460,226	460,226
5.06	Internal changes in Shareholders' equity	-	-	93,995	(68,033)	(25,962)	-
5.06.01	Formation of reserve	-	-	46,871	(46,871)	-	-
5.06.04	Formation of statutory reserve in the period	-	-	(61,863)	61,863	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	25,962	(25,962)	-
5.06.07	Earnings retained for investment	-	-	108,987	(108,987)	-	-
5.07	Final balance	4,793,424	287,630	1,545,177	-	397,668	7,023,899

7

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2012 TO DECEMBER 31, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	229,956	1,253,655	227,118	563,005	7,067,158
5.02	Prior Year profit or loss	-	-	-	105,965	-	105,965
5.03	Adjusted balance	4,793,424	229,956	1,253,655	333,083	563,005	7,173,123
5.04	Capital transactions within shareholders	-	(1,634)	(302,564)	(1,092,225)	-	(1,396,423)
5.04.08	Prescribed dividend	-	-	-	3,921	-	3,921
5.04.09	Dividend proposed	-	-	455,906	(455,906)	-	-
5.04.10	Interim Dividend	-	-	-	(640,240)	-	(640,240)
5.04.11	Dividend approved	-	-	(758,470)	-	-	(758,470)
5.04.12	Business combinations CPFL Renováveis	-	(1,634)	-	-	-	(1,634)
5.05	Total comprehensive income	-	-	-	1,176,252	(572,225)	604,027
5.05.01	Net income / Loss for the period	-	-	-	1,176,252	-	1,176,252
5.05.02	Other Comprehensive Income	-	-	-	-	(572,225)	(572,225)
5.06	Internal changes in Shareholders' equity	-	-	388,195	(360,817)	(27,378)	-
5.06.01	Formation of reserve	-	-	61,296	(61,296)	-	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	27,378	(27,378)	-
5.06.05	Reserve of retained earnings for investment	-	-	326,899	(326,899)	-	-
5.07	Final balance	4,793,424	228,322	1,339,286	56,293	(36,598)	6,380,727

8

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2011 TO DECEMBER 31, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	904,705	185,831	609,732	6,493,708
5.02	Prior Year profit or loss	-	-	-	185,715	(185,715)	-
5.03	Adjusted balance	4,793,424	16	904,705	371,546	424,017	6,493,708
5.04	Capital transactions within shareholders	-	229,940	272,430	(1,480,290)	(20,922)	(998,842)
5.04.08	Prescribed dividend	-	-	-	4,967	-	4,967
5.04.09	Dividend proposed	-	-	758,470	(758,470)	-	-
5.04.10	Interim Dividend	-	-	-	(747,709)	-	(747,709)
5.04.11	Dividend approved	-	-	(486,040)	-	-	(486,040)
5.04.12	Business combinations CPFL Renováveis	-	229,940	-	20,922	(20,922)	229,940
5.05	Total comprehensive income	-	-	-	1,492,541	185,715	1,678,256
5.05.01	Net income / Loss for the period	-	-	-	1,492,541	-	1,492,541
5.05.02	Other comprehensive income	-	-	-	-	185,715	185,715
5.06	Internal changes in Shareholders' equity	-	-	76,520	(50,715)	(25,805)	-
5.06.01	Formation of statutory reserve	-	-	76,520	(76,520)	-	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	25,805	(25,805)	-
5.07	Final balance	4,793,424	229,956	1,253,655	333,082	563,005	7,173,122

9

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2013 to 12/31/2013	Previous Year 01/01/2012 to 12/31/2012	Previous Year 01/01/2011 to 12/31/2011
7.01	Revenues	2,162	2,108	-
7.01.01	Sales of goods, products and services	1,817	1,600	-
7.01.03	Revenues related to the construction of own assets	345	508	-
7.02	Inputs	(8,881)	(12,700)	-
7.02.02	Material-Energy-Outsourced services-Other	(5,690)	(7,326)	-
7.02.04	Other	(3,191)	(5,374)	-
7.03	Gross added value	(6,719)	(10,592)	-
7.04	Retentions	(75)	(65)	-
7.04.01	Depreciation and amortization	(75)	(65)	-
7.04.02	Other	-	-	-
7.04.02.01	Intangible concession asset - amortization	-	-	-
7.05	Net added value generated	(6,794)	(10,657)	-
7.06	Added value received in transfer	1,095,519	1,315,809	-
7.06.01	Equity in subsidiaries	1,022,779	1,281,414	-
7.06.02	Financial income	72,740	34,395	-
7.07	Added Value to be Distributed	1,088,725	1,305,152	-
7.08	Distribution of Added Value	1,088,725	1,305,152	-
7.08.01	Personnel	11,362	14,713	-
7.08.01.01	Direct Remuneration	8,209	6,218	-
7.08.01.02	Benefits	2,248	8,005	-
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	905	490	-
7.08.02	Taxes, Fees and Contributions	55,343	76,986	-
7.08.02.01	Federal	55,322	76,982	-
7.08.02.02	State	21	4	-
7.08.03	Remuneration on third parties’ capital	84,601	37,202	-
7.08.03.01	Interest	84,475	37,081	-
7.08.03.02	Rental	126	121	-
7.08.04	Remuneration on own capital	937,419	1,176,251	-
7.08.04.02	Dividend	843,424	1,089,948	-
7.08.04.03	Retained profit / loss for the period	93,995	86,303	-

10

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 12/31/2013	Previous Year 12/31/2012	Previous Year 12/31/2011
1	Total assets	31,042,796	28,924,279	25,169,278
1.01	Current assets	7,264,323	5,544,938	5,323,541
1.01.01	Cash and cash equivalents	4,206,422	2,435,034	2,663,425
1.01.02	Financial Investments	24,806	6,100	47,521
1.01.02.02	Financial Investments at amortized cost	24,806	6,100	47,521
1.01.02.02.01	Held to maturity	24,806	6,100	47,521
1.01.03	Accounts receivable	2,007,789	2,205,024	1,860,733
1.01.03.01	Consumers	2,007,789	2,205,024	1,860,733
1.01.04	Materials and suppliers	21,625	36,826	40,852
1.01.06	Recoverable taxes	262,433	250,987	270,090
1.01.06.01	Current Recoverable taxes	262,433	250,987	270,090
1.01.08	Other current assets	741,248	610,967	440,920
1.01.08.03	Other	741,248	610,967	440,920
1.01.08.03.01	Other credits	673,383	510,880	404,784
1.01.08.03.02	Derivatives	1,842	870	3,734
1.01.08.03.03	Leases	10,758	9,740	4,581
1.01.08.03.04	Dividends and interest on shareholders’ equity	55,265	55,033	27,821
1.01.08.03.05	Financial asset of concession	-	34,444	-
1.02	Noncurrent assets	23,778,473	23,379,341	19,845,737
1.02.01	Noncurrent assets	6,280,045	6,072,843	4,632,016
1.02.01.02	Financial Investments at amortized cost	-	-	74,910
1.02.01.02.01	Held to maturity	-	-	74,910
1.02.01.03	Accounts receivable	153,854	161,658	182,300
1.02.01.03.01	Consumers	153,854	161,658	182,300
1.02.01.06	Deferred taxes	1,168,706	1,257,787	1,126,581
1.02.01.06.02	Deferred taxes credits	1,168,706	1,257,787	1,126,581
1.02.01.08	Related parties	86,655	-	-
1.02.01.08.03	Credits with related parties	86,655	-	-
1.02.01.09	Other noncurrent assets	4,870,830	4,653,398	3,248,225
1.02.01.09.03	Derivatives	316,648	486,438	215,642
1.02.01.09.04	Escrow deposits	1,143,179	1,125,339	1,082,617
1.02.01.09.05	Recoverable taxes	173,362	206,653	198,601
1.02.01.09.06	Leases	37,817	31,703	24,521
1.02.01.09.07	Financial asset of concession	2,787,073	2,342,796	1,376,664
1.02.01.09.09	Investments at cost	116,654	116,654	116,654
1.02.01.09.10	Other credits	296,097	343,815	233,526
1.02.02	Investments	1,032,681	1,022,126	1,006,324
1.02.02.01	Permanent equity interests	1,032,681	1,022,126	1,006,324
1.02.02.01.04	Other permanent equity interests	1,032,681	1,022,126	1,006,324
1.02.03	Property, plant and equipment	7,717,419	7,104,060	5,672,724
1.02.03.01	Fixed assets - in service	6,748,593	6,469,688	4,679,770
1.02.03.03	Fixed assets - in progress	968,826	634,372	992,954
1.02.04	Intangible assets	8,748,328	9,180,312	8,534,673
1.02.04.01	Intangible assets	8,748,328	9,180,312	8,534,673

11

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET -LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 12/31/2013	Previous Year 12/31/2012	Previous Year 12/31/2011
2	Total liabilities	31,042,796	28,924,279	25,169,278
2.01	Current liabilities	4,905,531	4,969,447	4,314,692
2.01.01	Social and Labor Obligations	67,633	71,725	70,035
2.01.01.02	Labor Obligations	67,633	71,725	70,035
2.01.01.02.01	Estimated Labor Obligation	67,633	71,725	70,035
2.01.02	Suppliers	1,884,693	1,689,137	1,284,317
2.01.02.01	National Suppliers	1,884,693	1,689,137	1,284,317
2.01.03	Tax Obligations	318,063	430,472	465,093
2.01.03.01	Federal Tax Obligations	196,884	255,154	163,354
2.01.03.01.01	Income tax and Social Contribution	92,431	135,700	76,676
2.01.03.01.02	PIS (Tax on Revenue)	14,256	13,438	11,852
2.01.03.01.03	COFINS (Tax on Revenue)	64,778	75,992	56,689
2.01.03.01.04	Others Federal	25,419	30,024	18,137
2.01.03.02	State Tax Obligations	117,905	171,066	299,098
2.01.03.02.01	ICMS (Tax on Revenue)	117,895	171,066	299,098
2.01.03.02.02	Others State	10	-	-
2.01.03.03	Municipal Tax Obligations	3,274	4,252	2,641
2.01.03.03.01	Others Municipal	3,274	4,252	2,641
2.01.04	Loans and financing	1,837,462	1,962,301	1,495,677
2.01.04.01	Loans and financing	1,640,456	1,557,327	900,265
2.01.04.01.01	Brazilian currency	1,582,742	1,532,245	878,017
2.01.04.01.02	Foreign Currency	57,714	25,082	22,248
2.01.04.02	Debentures	197,006	404,974	595,412
2.01.04.02.01	Debentures	34,872	310,149	79,057
2.01.04.02.02	Interest on debentures	162,134	94,825	516,355
2.01.05	Other liabilities	797,680	815,812	999,570
2.01.05.02	Others	797,680	815,812	999,570
2.01.05.02.01	Dividends and interest on shareholders´ equity	21,224	26,542	24,525
2.01.05.02.04	Derivatives	-	109	-
2.01.05.02.05	Post-employment benefit obligation	76,810	51,675	40,170
2.01.05.02.06	Regulatory charges	32,379	110,776	139,916
2.01.05.02.07	Public utility	3,738	3,443	3,111
2.01.05.02.08	Other payable	663,529	623,267	791,848
2.02	Noncurrent liabilities	17,338,547	16,063,703	12,196,111
2.02.01	Loans and financing	15,183,936	13,510,730	10,317,296
2.02.01.01	Loans and financing	7,589,540	7,720,467	5,899,522
2.02.01.01.01	Brazilian currency	5,638,800	5,310,259	4,171,195
2.02.01.01.02	Foreign Currency	1,950,740	2,410,208	1,728,327
2.02.01.02	Debentures	7,594,396	5,790,263	4,417,774
2.02.01.02.01	Debentures	7,562,219	5,790,263	4,417,774
2.02.01.02.02	Interest on debentures	32,177	-	-
2.02.02	Other payable	569,469	1,048,146	537,483
2.02.02.02	Other	569,469	1,048,146	537,483
2.02.02.02.03	Derivatives	2,950	336	24
2.02.02.02.04	Post-employment benefit obligation	350,640	831,184	305,773
2.02.02.02.05	Taxes and Contributions	32,555	-	165
2.02.02.02.06	Public utility	79,438	76,371	72,360
2.02.02.02.07	Other payable	103,886	135,788	159,161
2.02.02.02.08	Suppliers	-	4,467	-
2.02.03	Deferred taxes	1,117,146	1,155,733	1,038,101
2.02.03.01	Deferred Income tax and Social Contribution	1,117,146	1,155,733	1,038,101
2.02.04	Provisions	467,996	349,094	303,231
2.02.04.01	Civil, Labor, Social and Tax Provisions	467,996	349,094	303,231
2.02.04.01.01	Tax Provisions	174,568	226,855	214,027
2.02.04.01.02	Labor and tax provisions	119,707	68,205	43,766
2.02.04.01.04	Civil provisions	149,735	26,972	28,411
2.02.04.01.05	Others	23,986	27,062	17,027

12

2.03	Shareholders´ equity - consolidated	8,798,718	7,891,129	8,658,475
2.03.01	Capital	4,793,424	4,793,424	4,793,424
2.03.02	Capital reserves	287,630	228,322	229,956
2.03.04	Profit reserves	1,545,177	1,339,286	1,253,655
2.03.04.01	Legal reserves	603,352	556,481	495,185
2.03.04.02	Statutory reserve	265,037	-	-
2.03.04.08	Additional Proposed dividend	567,801	455,906	758,470
2.03.04.10	Reserve of retained earnings for investment	108,987	326,899	-
2.03.05	Retained earnings	-	56,293	333,082
2.03.08	Other comprehensive income	397,668	(36,597)	563,006
2.03.09	Noncontrolling interest	1,774,819	1,510,401	1,485,352

13

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2013 to 12/31/2013	Previous Year 01/01/2012 to 12/31/2012	Previous Year 01/01/2011 to 12/31/2011
3.01	Net revenues	14,633,856	14,890,875	-
3.02	Cost of electric energy services	(10,673,721)	(10,986,376)	-
3.02.01	Cost of electric energy	(8,196,687)	(8,252,995)	-
3.02.02	Operating cost	(1,467,516)	(1,377,706)	-
3.02.03	Services rendered to third parties	(1,009,518)	(1,355,675)	-
3.03	Operating income	3,960,135	3,904,499	-
3.04	Operating income (expense)	(1,469,492)	(1,448,728)	-
3.04.01	Sales expenses	(376,597)	(468,146)	-
3.04.02	General and administrative	(928,614)	(724,364)	-
3.04.05	Others	(285,149)	(376,898)	-
3.04.06	Equity income	120,868	120,680	-
3.05	Income before financial income and taxes	2,490,643	2,455,771	-
3.06	Financial income / expense	(971,443)	(577,773)	-
3.06.01	Financial income	699,208	706,963	-
3.06.02	Financial expense	(1,670,651)	(1,284,736)	-
3.07	Income before taxes	1,519,200	1,877,998	-
3.08	Income tax and social contribution	(570,164)	(670,936)	-
3.08.01	Current	(521,981)	(839,127)	-
3.08.02	Deferred	(48,183)	168,191	-
3.09	Net income from continuing operations	949,036	1,207,062	-
3.11	Net income	949,036	1,207,062	-
3.11.01	Net income attributable to controlling shareholders	937,419	1,176,252	-
3.11.02	Net income attributable to noncontrolling shareholders	11,617	30,810	-

14

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2013 to 12/31/2013	Previous Year 01/01/2012 to 12/31/2012	Previous Year 01/01/2011 to 12/31/2011
4.01	Net income of the year	949,036	1,207,062	-
4.02	Other Comprehensive Income	460,226	(572,225)	-
4.02.03	Actuarial gain	460,226	(572,225)	-
4.03	Comprehensive income of the year	1,409,262	634,837	-
4.03.01	Comprehensive income attributtable to controlling shareholders	1,397,645	604,027	-
4.03.02	Comprehensive income attributable to non controlling shareholders	11,617	30,810	-

15

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2013 to 12/31/2013	YTD previous year 01/01/2012 to 12/31/2012	YTD previous year 01/01/2011 to 12/31/2011
6.01	Net cash from operating activities	2,517,546	1,989,301	-
6.01.01	Cash generated from operations	4,226,977	3,945,148	-
6.01.01.01	Net income, including income tax and social contribution	1,519,200	1,877,998	-
6.01.01.02	Depreciation and amortization	1,055,230	978,926	-
6.01.01.03	Reserve for tax, civil and labor risks	316,787	94,926	-
6.01.01.04	Interest and monetary and exchange restatement	1,294,281	904,340	-
6.01.01.05	Expense on pension plan	61,665	33,332	-
6.01.01.06	Losses on disposal of noncurrent assets	7,248	54,579	-
6.01.01.07	Deferred taxes - PIS and COFINS	28,328	(64,005)	-
6.01.01.08	Other	(5,218)	21,921	-
6.01.01.09	Provision for doubtful accounts	70,324	163,811	-
6.01.01.10	Equity in subsidiaries and joint ventures	(120,868)	(120,680)	-
6.01.02	Variation on assets and liabilities	(1,709,431)	(1,955,847)	-
6.01.02.01	Consumers, Concessionaires and Licensees	129,731	(435,899)	-
6.01.02.02	Recoverable Taxes	42,176	51,772	-
6.01.02.03	Leases	1,648	(3,969)	-
6.01.02.04	Escrow deposits	101,310	8,505	-
6.01.02.05	Other operating assets	(30,725)	(41,289)	-
6.01.02.06	Suppliers	191,089	388,975	-
6.01.02.07	Taxes and social contributions paid	(559,879)	(768,578)	-
6.01.02.08	Other taxes and social contributions	(130,405)	(149,121)	-
6.01.02.09	Employee Pension Plans	(85,546)	(79,450)	-
6.01.02.10	Interest paid on debt	(1,093,465)	(866,025)	-
6.01.02.11	Regulator charges	(78,397)	(27,600)	-
6.01.02.12	Other operating liabilities	10,820	(23,842)	-
6.01.02.13	Reserve for tax, civil and labor risks paid	(184,070)	(64,084)	-
6.01.02.14	Dividend and interest on equity received	112,607	79,730	-
6.01.02.15	Resources provided by the Energy Development Account - CDE	(145,571)	(24,972)	-
6.01.02.16	Advance Eletrobrás - Resources provided by the CDE	9,246	-	-
6.02	Net cash in investing activities	(1,694,539)	(3,360,570)	-
6.02.02	Acquisition of property, plant and equipment	(882,588)	(1,027,109)	-
6.02.03	Marketable Securities, Deposits and Escrow Deposits	41,392	(13,943)	-
6.02.05	Acquisition of intangible assets	(852,248)	(1,432,902)	-
6.02.06	Leases	(584)	(6,581)	-
6.02.07	Sale of noncurrent assets	80,945	-	-
6.02.08	Acquisition of subsidiaries net of cash acquired	-	(706,186)	-
6.02.09	Increase Cash for Business Combinations	-	-	-
6.02.10	Other	-	(1,373)	-
6.02.11	Payment of acquisition payables	-	(172,476)	-
6.02.12	Intercompany loans with subsidiaries and associated companies	(81,456)	-	-
6.03	Net cash in financing activities	948,381	1,142,878	-
6.03.01	Loans, financing and debentures obtained	5,958,322	4,286,812	-
6.03.02	Payments of Loans, financing and debentures , net of derivatives	(4,499,451)	(1,737,088)	-
6.03.03	Dividend and interest on shareholders’ equity paid	(838,990)	(1,406,846)	-
6.03.07	IPO of subsidary	328,500	-	-
6.05	Increase (decrease) in cash and cash equivalents	1,771,388	(228,391)	-
6.05.01	Cash and cash equivalents at beginning of period	2,435,034	2,663,425	-
6.05.02	Cash and cash equivalents at end of period	4,206,422	2,435,034	-

16

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2013 TO DECEMBER 31, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	228,322	1,339,286	-	535,626	6,896,658	1,510,401	8,407,059
5.02	Prior Year profit or loss	-	-	-	56,293	(572,224)	(515,931)	-	(515,931)
5.03	Adjusted opening balance	4,793,424	228,322	1,339,286	56,293	(36,598)	6,380,727	1,510,401	7,891,128
5.04	Capital transactions within shareholders	-	59,308	111,896	(925,679)	-	(754,475)	252,868	(501,607)
5.04.06	Dividend	-	-	567,802	(567,802)	-	-	-	-
5.04.08	Prescribed dividend	-	-	-	5,172	-	5,172	-	5,172
5.04.09	Interim Dividend	-	-	-	(363,049)	-	(363,049)	(2,301)	(365,350)
5.04.10	Dividend approved	-	-	(455,906)	-	-	(455,906)	(17,589)	(473,495)
5.04.11	IPO CPFL Renováveis	-	59,308	-	-	-	59,308	269,192	328,500
5.04.12	Capital increase noncontrolling shareholders	-	-	-	-	-	-	3,566	3,566
5.05	Total comprehensive income	-	-	-	937,419	460,226	1,397,645	11,617	1,409,262
5.05.01	Net income	-	-	-	937,419	-	937,419	11,617	949,036
5.05.02	Other Comprehensive Income	-	-	-	-	460,226	460,226	-	460,226
5.06	Internal changes of shareholders equity	-	-	93,995	(68,033)	(25,962)	-	(65)	(65)
5.06.01	Formation of reserve	-	-	46,871	(46,871)	-	-	-	-
5.06.04	Formation of statutory reserve in the period	-	-	(61,863)	61,863	-	-	-	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	25,962	(25,962)	-	-	-
5.06.07	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	(65)	(65)
5.06.08	Earnings retained for investment	-	-	108,987	(108,987)	-	-	-	-
5.07	Ending balance	4,793,424	287,630	1,545,177	-	397,666	7,023,897	1,774,821	8,798,718

17

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2012 TO DECEMBER 31, 2012 (in thousands of Brazilian reais – R$)
Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	229,956	1,253,655	227,118	563,005	7,067,158	1,485,352	8,552,510
5.02	Prior Year profit or loss	-	-	-	105,965	-	105,965	-	105,965
5.03	Adjusted opening balance	4,793,424	229,956	1,253,655	333,083	563,005	7,173,123	1,485,352	8,658,475
5.04	Capital transactions within shareholders	-	(1,634)	(302,564)	(1,092,225)	-	(1,396,423)	(5,427)	(1,401,850)
5.04.08	Prescribed dividend	-	-	-	3,921	-	3,921	-	3,921
5.04.09	Dividend proposed	-	-	455,906	(455,906)	-	-	(5,875)	(5,875)
5.04.10	Interim Dividend	-	-	-	(640,240)	-	(640,240)	-	(640,240)
5.04.11	Dividend approved	-	-	(758,470)	-	-	(758,470)	(8,201)	(766,671)
5.04.12	Capital increase noncontrolling shareholders	-	-	-	-	-	-	3,563	3,563
5.04.13	Business combinations CPFL Renováveis	-	(1,634)	-	-	-	(1,634)	5,086	3,452
5.05	Total comprehensive income	-	-	-	1,176,252	(572,225)	604,027	30,810	634,837
5.05.01	Net income	-	-	-	1,176,252	-	1,176,252	30,810	1,207,062
5.05.02	Other Comprehensive Income	-	-	-	-	(572,225)	(572,225)	-	(572,225)
5.06	Internal changes of shareholders equity	-	-	388,195	(360,817)	(27,378)	-	(334)	(334)
5.06.01	Formation of reserve	-	-	61,296	(61,296)	-	-	-	-
5.06.04	Other changes of noncontrolling shareholders	-	-	-	-	-	-	(334)	(334)
5.06.05	Reserve of retained earnings for investment	-	-	326,899	(326,899)	-	-	-	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	27,378	(27,378)	-	-	-
5.07	Ending balance	4,793,424	228,322	1,339,286	56,293	(36,598)	6,380,727	1,510,401	7,891,128

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CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2011 TO DECEMBER 31, 2011 (in thousands of Brazilian reais – R$)
Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	16	904,705	185,831	609,732	6,493,708	255,948	6,749,656
5.02	Prior Year profit or loss	-	-	-	185,715	(185,715)	-	-	-
5.03	Adjusted opening balance	4,793,424	16	904,705	371,546	424,017	6,493,708	255,948	6,749,656
5.04	Capital transactions within shareholders	-	229,940	272,430	(1,480,290)	(20,922)	(998,842)	1,177,438	178,596
5.04.08	Prescribed dividend	-	-	-	4,967	-	4,967	-	4,967
5.04.09	Dividend proposed	-	-	758,470	(758,470)	-	-	-	-
5.04.10	Interim Dividend	-	-	-	(747,709)	-	(747,709)	(3,498)	(751,207)
5.04.11	Dividend approved	-	-	(486,040)	-	-	(486,040)	(3,596)	(489,636)
5.04.12	Business combinations CPFL Renováveis	-	229,940	-	20,922	(20,922)	229,940	1,184,532	1,414,472
5.05	Total comprehensive income	-	-	-	1,492,541	185,715	1,678,256	51,981	1,730,237
5.05.01	Net income	-	-	-	1,492,541	-	1,492,541	51,981	1,544,522
5.05.02	Other Comprehensive Income	-	-	-	-	185,715	185,715	-	185,715
5.06	Internal changes of shareholders equity	-	-	76,520	(50,715)	(25,805)	-	(14)	(14)
5.06.01	Formation of reserve	-	-	76,520	(76,520)	-	-	-	-
5.06.05	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	(14)	(14)
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	25,805	(25,805)	-	-	-
5.07	Ending balance	4,793,424	229,956	1,253,655	333,082	563,005	7,173,122	1,485,353	8,658,475

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CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2013 to 12/31/2013	Previous Year 01/01/2012 to 12/31/2012	Previous Year 01/01/2011 to 12/31/2011
7.01	Revenues	20,202,380	22,177,037	-
7.01.01	Sales of goods, products and services	18,334,968	19,897,228	-
7.01.02	Other revenue	1,004,399	1,351,550	-
7.01.02.01	Revenue from construction of infrastructure distribution	1,004,399	1,351,550	-
7.01.03	Revenues related to the construction of own assets	933,337	1,092,070	-
7.01.04	Allowance for doubtful accounts	(70,324)	(163,811)	-
7.02	Inputs	(12,149,335)	(12,656,301)	-
7.02.01	Cost of sales	(9,125,580)	(9,168,816)	-
7.02.02	Material-Energy-Outsourced services-Other	(1,546,107)	(1,934,351)	-
7.02.04	Other	(1,477,648)	(1,553,134)	-
7.03	Gross added value	8,053,045	9,520,736	-
7.04	Retentions	(1,057,262)	(979,206)	-
7.04.01	Depreciation and amortization	(760,285)	(694,492)	-
7.04.02	Other	(296,977)	(284,714)	-
7.04.02.01	Intangible concession asset - amortization	(296,977)	(284,714)	-
7.05	Net added value generated	6,995,783	8,541,530	-
7.06	Added value received in transfer	835,456	846,842	-
7.06.01	Equity income result	120,868	120,679	-
7.06.02	Financial income	714,588	726,163	-
7.07	Added Value to be Distributed	7,831,239	9,388,372	-
7.08	Distribution of Added Value	7,831,239	9,388,372	-
7.08.01	Personnel	748,154	700,364	-
7.08.01.01	Direct Remuneration	460,373	429,458	-
7.08.01.02	Benefits	251,652	227,454	-
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	36,129	43,452	-
7.08.02	Taxes, Fees and Contributions	4,421,865	6,148,889	-
7.08.02.01	Federal	1,625,726	2,954,321	-
7.08.02.02	State	2,782,086	3,183,205	-
7.08.02.03	Municipal	14,053	11,363	-
7.08.03	Remuneration on third parties’ capital	1,712,184	1,332,057	-
7.08.03.01	Interest	1,673,516	1,299,091	-
7.08.03.02	Rental	38,665	29,425	-
7.08.03.03	Others	3	3,541	-
7.08.04	Remuneration on own capital	949,036	1,207,062	-
7.08.04.02	Dividend	836,452	1,093,869	-
7.08.04.03	Retained profit / loss for the period	112,584	113,193	-

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Management Report

Dear Shareholders,

In accordance with the legal and statutory provisions, the Management of CPFL Energia S.A. (CPFL Energia) submits for your examination the company’s Management Report and financial statements, including the report of the independent auditors and the Fiscal Council for the fiscal year ended December 31, 2013. All comparisons in this Report are based on consolidated data for the fiscal year of 2012, except when otherwise stated.

1.        Initial considerations

The year 2013 started with a significant structural change in the electricity sector: the implementation, in January, of the Extraordinary Tariff Revision (RTE) at electricity distributors due to the ratification of the new tariffs resulting from the application of Law 12,783/13, dealing with the extension of generation and transmission concession terms that would expire in 2015. This made it possible to reduce electricity tariffs by an average of 20% for all consumers in Brazil. The federal government's move was mainly aimed at increasing the competitiveness of the Brazilian industry at the international level, as well as boosting the country’s growth and economic development.

However, since certain power generation companies did not adhere to the new law and an auction for contracting existing energy at the end of 2012 was not held, a gap occurred in the contracting of energy of distributors in 2013 - called “involuntary exposure”. The volume of this exposure came to approximately 2,000 average MW of power, entirely settled in the spot market (MCP). Moreover, due to the adverse water scenario in the beginning of 2013, and the commissioning of thermoelectric plants to ensure energy supply, spot market prices came under pressure, resulting in an additional cost for distributors. As a result, led by CPFL Energia and the Brazilian Association of Electricity Distributors (ABRADEE), the power sector negotiated with the federal government to mitigate these additional costs for the distributors. As a result, within a short time, the federal government announced Decree 7,945/13, by which funds from the Energy Development Account (CDE) were used to cover these extraordinary expenses. This mechanism prevented these costs from being passed on to tariffs for the final consumer.

The year also saw the implementation of the 3rd Periodic Tariff Review Cycle (3CRTP) at seven of the eight distribution concessionaires of CPFL Energia. The outcome of this process was in line with management’s expectations, and today all the Group companies have already incorporated the new parameters of this new cycle.

Despite the adverse industry scenario, CPFL Energia recorded excellent results. Total energy sales to final consumers increased 4.8% in 2013, to 59,854 GWh. The distribution business recorded a 3.1% growth in consumption within the Group’s concession area, which reached 58,463 GWh. The residential segment grew 5.9%, followed by the commercial (3.6%) and industrial (2.0%) segments. Another highlight was energy sales by the subsidiary CPFL Renováveis, which grew 61.5%, reflecting the intensive growth of the asset portfolio and the consolidation of its leadership in the alternative renewable energy segment. In 2013, projects that started commercial operations generated a total of 130 MW, of which 100 MW came from biomass and 30 MW from wind farms.

Another area of progress was the implementation of smart grid technology at the distributors to improve the quality of services provided to consumers and at lower costs. Of the 25,000

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intelligent meters estimated for this phase of the project, nearly 13,000 have already been installed. These meters should significantly improve the measurement of consumption (telemetering) and the monitoring of the distribution grid. Moreover, field service teams will be equipped with GPS systems and real-time data communication, which will speed up customer service and reduce the transport costs of the teams. Of the nearly 1,300 field teams, around 400 are already equipped with this new technology.

It is also worth noting the results of the cost cutting initiatives announced in 2011, particularly the Zero-Based Budget (ZBB). In nominal terms, personnel, maintenance, outsourcing and other expenses were reduced by 3.8% since 2011 while inflation, as measured by the IGP-M inflation index, stood at 12.2% during the period. In real terms, the reduction in expenses was 14.9%.

The regulatory requirements and challenges posed by an adverse scenario do impose major obstacles for the entire sector. However, the results achieved by CPFL Energia in recent years underline the Group’s growth strategy, which is mainly anchored on solid and conservative financial discipline, focus on financial and operating results, creation of value for shareholders and excellence in services to all consumers.

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SHAREHOLDING STRUCTURE (simplified)

CPFL Energia is a holding company with stock participation in other companies:

Base: 12/31/2013

Notes:

(1)    Controlling shareholders;

(2)    Includes the 0.1% stake of Camargo Corrêa S.A.;

(3)    Includes the 0.2% stake of Petros and Sistel pension funds;

(4)    UTEs Termoparaíba e Termonordeste;

(5)    CPFL Energia owns a 58.8% indirect interest in CPFL Renováveis through CPFL Geração.

2.        Comments on the situation

MACROECONOMIC ENVIRONMENT

The pace of global economic recovery in 2013 was moderate, due to some concerns that prevailed since the end of 2012. We should highlight the possibility of a new financial crisis in Europe, a possible sharp slowdown of China´s economy, or even the failure to resolve the fiscal cliff issues in the U.S. economy. None of these events occurred, but they brought uncertainties that led to a more subdued recovery in 2013.

Thus, in 2013 the world experienced moments of uncertainty, with implications for confidence, investment and trade. Regarding the latter, global demand has slowed down and a large portion of the productive capacity remained idle, which stimulated competition among countries.

In Brazil, despite the industry have turned to grow slightly in 2013 (1.2% in 2013 compared to -2.6% in 2012), this sector of activity remained affected by the global slowdown, the overvalued exchange rate, logistical problems and uncertainties in  the management of economic policy.

In order to reverse this scenario, the government maintained the stimulus measures launched in 2012. Moreover, the recent devaluation of the “real” began to contribute to exports.

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However, the country still faces lower confidence and higher inflation (mainly derived from food and currency devaluation). On the other hand, unemployment rate continued to fall, explaining the rise in total income and the positive result in retail sales.

The expectation for 2014 is another year of moderate growth. It is estimated that the Brazilian GDP will grow 1.7% in 2014, compared to 2.3% in 2013, according to market forecasts (Focus Report), driven by increased confidence and exports. Meanwhile, the industry sector will maintain a moderate growth pace. For the domestic market, the perspectives remain positive, given the low unemployment rate.

REGULATORY ENVIRONMENT

In the year 2013, we highlight the Law no. 12,783 which established a new regulatory framework for concessions for generation, transmission and distribution of electric energy, as well as provide for the reduction of regulatory charges and reasonable tariffs with the amendment of Law no. 10,438/2002 that broadened the use of the Energy Development Account ("CDE"), in particular, for the grant of Low Income Residential Subclass.

Distribution Segment

In relation to economic regulation we highlight the following regulations of the National Electric Energy Agency ("ANEEL"): (i)  Normative Ruling ("REN") no. 531/2013 - Amendment to the methodology of calculation of financial guarantees associated with short-term market, establishing criteria and conditions for effecting the registration of power purchase and sale agreements within the Chamber of Electric Energy Commercialization ("CCEE"); (ii)  REN 534/2013 - Amendment to paragraph 21 of the sub-module 2.5 of the Tariff Setting Procedures ("PRORET"), approved by REN 457/2011, concerning the Q component to be applied from the tariff increases from April 2013; (iii)  REN 536/2013 - Amendment to REN 411/2010, which approves the model of the adjustment auctions notice for purchase of electric energy, delegates the implementation to CCEE and other measures; (iv)  REN 537/2013 - Approves the sub-modules 8.1, 8.3 and 10.3 of PRORET, which define general concepts, applicable methodologies, general procedures to be applied to the process of definition of the Tariff Structure and the overall organization and deadlines for the implementation of procedures relating to the First Cycle of Periodic Tariff Review of licensees of public service of electric energy distribution; (v)  REN 538/2013 - Establishes procedures for the Registration of Defaulters with Intra-sectorial Obligations, and disciplines the request and the electronic issue of the Certificate of Due Performance; (vi)  REN 540/2013 - Approves the ANEEL Organization Act no. 40, which provides for conducting Regulatory Impact Analysis ("AIR") within the Agency; (vii)  REN 543/2013 - Amendment to the sub-module 7.3 of PRORET relating to the Application Tariffs and the modules 2, 6 and 7 of the Procedures for Electric Energy Distribution in the National Electric System ("PRODIST"), respectively, Expansion Planning of Distribution System, Required Information and Obligations and Calculation of Distribution Losses; (viii)  REN 544/2013 - Amendment to paragraph 39 of the sub-module 2.3 of PRORET approved by REN 457/2011, relating to the Databank of Prices; (ix)  REN 551/2013 - Approves the amendment of the Rules of Electric Energy Commercialization to meet the provisions of Resolution no. 03/2013 of the National Energy Policy Council ("CNPE"); (x)  REN 552/2013 - Amendment to REN 471/2011, which established the procedures to be adopted provisionally in tariff review processes of concessionaires and licensees until the publication of the corresponding applicable methodologies; (xi)  REN 554/2013 - Amendment to REN 471/2011, which established the procedures to be adopted provisionally in tariff review processes of concessionaires and licensees until the publication of the corresponding applicable methodologies; (xii)  REN 565/2013 - Amendment to the sub-module 7.2 of PRORET, regarding the reference tariffs of the Distribution System Usage Tariff ("TUSD") Charges; (xiii)  REN 568/2013 - establishes the conditions and deadlines for the CCEE to republish the Settlement Price of the Differences ("PLD"); (xiv)  REN 573/2013 - Amendment to paragraph 39 of the sub-module 2.3 of PRORET approved by REN 457/2011, relating to the Databank of Prices; (xv)  REN 578/2013 - Approves the Rules of Electric Energy Commercialization applicable to the New Accounting and Settlement System ("New SCL"); (xvi)  REN 581/2013 - Establishes procedures and conditions for the provision of ancillary activities, for the supply of temporary power with discount in tariff and for the export of electric energy to small markets in border regions by concessionaires and licensees of public service of electric energy distribution; (xvii)  REN 585/2013 - Amendment to the sub-module 2.6 of PRORET related to socioeconomic complexity Rankings; (xviii)  REN 593/2013 - Amendment to sub-modules 7.1 and 7.3 of PRORET concerning the application of tariff flags; (xix)  REN 595/2013 - Establishes the conditions and criteria for the transfer price of power purchase agreement, in case of delay in the commercial operation of generating unit or project of energy imports linked to the original sale agreement concluded with distributor; and (xx)  REN 596/2013 - Establishes criteria and procedures for calculating the share of investments linked to reversible assets, not yet amortized or depreciated, of hydroelectric projects, whose concessions were extended or not.

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In relation to commercial and technical regulation we highlight the following regulations: (i)  REN 518/2013 - Establishes the commercial procedures for application of the system of tariff flags; (ii)  REN 547/2013 - Establishes the commercial procedures for application of the system of tariff flags which supersedes the REN 518/2013; (iii)  REN 556/2013 - Approves the Procedures of the Energy Efficiency Program ("PROPEE"); (iv)  REN 560/2013 - Establishes general procedures for application of Statement of Public Utilities ("DUP"), for purposes of expropriation and imposition of easements of land areas required for the implementation of electric energy generation, transmission and distribution facilities by concessionaires, licensees and authorized; (v)  REN 561/2013 - Become without effect the liability of the transmission utilities and users with Transmission System Usage Contract ("CUST") for compensating the distribution concessionaires and licensees for amounts paid in compensation for damage to electrical consumer units conducted in accordance with REN 414/2010; (vi)  REN 563/2013 - Amendment to the conditions for review of universalization plans of electric energy distribution services in rural area; (vii)  REN 569/2013 - Changes in the scope of application of the power factor for the billing of the excess of reactive of consumer units and amends the REN 414/2010; (viii)  REN 570/2013 - Establishes requirements and procedures relating to the retail sale of electric energy in the National Interconnected System ("SIN"); (ix)  REN 572/2013 - Establishes the procedure for attesting the compliance with the eligibility criteria for granting the Electric Energy Social Tariff ("TSEE") and to validate the calculation of Monthly Revenue Difference ("DMR"); (x)  REN 574/2013 - Establishes methodology and limits for the indicators of commercial quality Average Complaint Duration ("DER") and Average Complaint Frequency ("FER"); (xi)  REN 582/2013 - Adds legal provisions, changes wording and adds sole paragraph to article 92 of REN 417/2010 which establishes procedures for the delegation of ANEEL competencies for the implementation of decentralized activities in associated management scheme of public services; and (xii)  REN 587/2013 - Amendment to Article 218 of REN 414/2010 relating to ancillary activities.

In 2013, ANEEL also put under discussion, through the mechanism of Public Hearing ("AP"), other important issues that have not yet turned into specific regulations.

Generation Segment

In 2013, the government has set the criteria for the extension of concessions maturing until 2018, under PM No. 579/2012 (converted into Law No. 12.783/13), which considered the early renewal as of January 1, 2013, for a period of 30 years, without any further extension, with the commercialization of energy through the system of quotas prorated among all distributors. Because of this scheme, the distributors shall take any hydrological risks and costs for the use of water resources. In this process the plants were entitled to compensation of assets not fully depreciated and amortized until December 31, 2012.

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Particularly in CPFL Energia Group, only Macaco Branco and Rio do Peixe (I and II) SHPPs, until then under the ownership of CPFL Leste Paulista and CPFL Jaguari, respectively, had their concessions extended until 2042 and its ownership transferred to CPFL Centrais Geradoras Ltda., a subsidiary of CPFL Energia. Due to the extension of the concession, Rio do Peixe SHPP had the right to a compensation of around R$ 37 million.

Another topic that focused attention of the industry and with strong legal, regulatory and institutional performance of CPFL was the CNPE Resolution No. 03/2013, that although established the incorporation of the risk aversion methodology in the computational models used in the calculation of PLD coming to meet an old request of the agents. However, beyond its jurisdiction, the CNPE created a new charge when it defined that the electric energy generators, traders, free consumers and self-producers would participate in the apportionment of the System Service Charge ("ESS"), in charge of the consumers, passed through by distributors through the tariff for supply of electric energy to cover the additional dispatch of thermoelectric power plants for energy security, due to unfavorable hydrological period.

Given the situation of impending loss, the class associations filed lawsuits with suspensive effect, against the CNPE Resolution No. 03/2013. Several associations and individual agents obtained preliminary injunctions that suspended the application of the Resolution in the CCEE accountings for the apportionment of the costs of thermoelectric generation with generators and traders. The electric energy generation SPCs, in which CPFL holds interest, are protected from the effects of this Resolution, supported by a preliminary injunction granted to the Brazilian Association of Electric Energy Independent Producers ("APINE").

Also noteworthy are the following topics that were discussed throughout 2013: (i)  changes in the methodology for the calculation setting of Transmission System Usage Tariffs ("TUST") for the generators, (ii)  procedures for calculating the portion of investments linked to reversible assets, not amortized or not depreciated of hydroelectric achieved by PM No. 579/2012, (iii)  bids for the provision of service of electric energy generation through hydroelectric power plant, whose concession has not been extended in terms of Law No. 12.783/2013 – O&M Auctions; (iv)  setting the rules for PLD republication, (v)  changes in trading rules, highlighting the discussions around (a)  the Ordinance No. 455/2012 that extinguishes the ex-post  energy market, with the beginning postponed to June 1, 2014 and (b)  the new methodology for allocation of financial guarantees, adopted to reduce agents default in the CCEE (vi)  adjustments to meet control and transparency requirements of the Court of Audit ("TCU") related to the framework of new transmission and generation projects in the Special Incentive Regime for Infrastructure Development ("REIDI").

Thus, for the year 2014, is expected the consolidation of partial actions achieved in 2013, particularly in relation to CNPE Resolution No. 03/2013, and challenges related to the operation of the SIN, which features uptrend PLD, which will continue to demand high levels of dispatch of thermoelectric power plants, with implications on the costs of operating the system.

ELECTRIC ENERGY TARIFFS AND PRICES

Distribution Segment

2013 Annual Tariff Adjustment (RTA):

CPFL Piratininga

Aneel Ratifying Resolution No. 1,638 of October 22, 2013 readjusted electric energy tariffs of CPFL Piratininga by 7.42%, being 9.69% related to the Tariff Readjustment and -2.27% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.91% on consumer billings. The calculation took into account the change in the Tariff

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Readjustment referring to 2012, from 8.79% to 8.08%. The new tariffs came into force on October 23, 2013.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On January 29, 2013, Aneel published in the Federal Official Gazette, the 2013 Annual Tariff Readjustment Indexes for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below.

Annual Tariff Adjustment (RTA)	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	1,476	1,479	1,475	1,484	1,474
Economic Adjustment	12.15%	7.96%	10.76%	6.98%	-1.83%
Financial Components	-2.82%	-1.47%	-8.06%	-4.71%	8.83%
Tariff Adjustment	9.32%	6.48%	2.71%	2.27%	7.00%
Average Effect	-0.94%	3.36%	2.68%	2.21%	5.10%

These adjustments were applied to the tariffs set in Extraordinary Tariff Review mentioned in the following item. The new tariffs came into force on February 3, 2013.

2013 Extraordinary Tariff Adjustment (RTE):

As established by Law No. 12,783/2013, all distribution companies have adopted new electric energy tariffs from January 24, 2013, in order to comprise the effects promoted by the renewal of concessions for generation and transmission assets and the reduction of sector charges over energy prices.

The extraordinary tariff adjustments are stated per distributor in the following table:

Extraordinary Tariff Adjustment (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Economic Adjustment	-12.0%	-15.3%	-7.6%	-18.4%	-25.4%	-17.2%	-6.8%	-11.3%
Financial Components	0.7%	-0.5%	1.8%	0.0%	0.1%	2.3%	3.7%	1.1%
Tariff Adjustment	-11.4%	-15.8%	-5.8%	-18.4%	-25.4%	-14.9%	-3.1%	-10.2%
Average Effect	-22.8%	-20.4%	-24.4%	-23.8%	-25.3%	-26.4%	-23.7%	-26.7%

Third Periodic Tariff Revision:

CPFL Paulista

Aneel Ratifying Resolution No. 1,504 of April 4, 2013 readjusted electric energy tariffs of CPFL Paulista by 5.48%, being 4.53% related to the Tariff Repositioning and 0.95% as financial components outside the Tariff Repositioning, corresponding to an average effect of 6.18% on consumer billings. The new tariffs came into force on April 8, 2013.

RGE

Aneel Ratifying Resolution No. 1,535 of June18, 2013 readjusted electric energy tariffs of RGE by  -10.32%, being -10.66% related to the Tariff Repositioning  and 0.34% as financial

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components outside the Tariff Repositioning, corresponding to an average effect of -10.64% on consumer billings. The new tariffs came into force on June 19, 2013.

Generation Segment

The generators’ energy sales contracts contain specific clauses dealing with tariff adjustments, the main adjustment index being the annual variation measured by the General Market Price Index (IGP-M). The contracts signed within the Regulated Contracting Environment (ACR) use the Wide Consumer Price Index (IPCA) as the indexing indicator and the bilateral contracts signed with Enercan use a combination of dollar indexes and the IGP-M.

3.        Operating performance

ENERGY SALES

In 2013, energy sales to the captive market totaled 41,148 GWh, up 1.2% in comparison to 2012, while the energy delivered to free consumers, billed through the Tariff for the Use of the Distribution System (TUSD), grew by 9.2%, reaching 17,314 GWh, mainly a reflection of the migration of customers to the free market. Thus, sales in the concession area, made by the distribution segment, totaled 58,463 GWh, an increase of 3.5%.

We highlight the growth of residential and commercial classes, which together represented 42.3% of total consumption in the concession area of the Group’s distributors:

•       Residential and commercial classes: increases of 5.9% and 3.7%, respectively, favored by the accumulated effects of factors like the increase in employment and income, a higher purchase power of consumers, and the larger extension of credit to consumers, that have been seen in the past several years;

•       Industrial class: increase of 2.6%, influenced by the still moderate performance in industrial production, due to the lower exports, unfavorable investors’ expectations and infrastructure deficiencies.

Commercialization and generation sales (excluding related parties) totaled 18,476 GWh, which represented a 13.5% increase, mainly due to the expansion of CPFL Renováveis, and the increase in sales from the commercialization segment to free customers. The number of customers in the portfolio reached 284 in December 2013 compared to 231 in December 2012.

PERFORMANCE IN THE ELECTRIC ENERGY DISTRIBUTION SEGMENT

The Group continued its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

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Annualized DEC and FEC (2013)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.14	7.44	17.35	6.97	7.58	5.92	9.08	4.86
FEC	4.73	4.58	9.04	6.82	6.33	5.43	6.72	4.93

PERFORMANCE IN THE ELECTRIC ENERGY GENERATION SEGMENT

In 2013, CPFL Energia continued its expansion in the Generation segment, with a 2.6% increase in its installed capacity, from 2,912 MW to 2,988 MW, considering a stake of 58.8% in CPFL Renováveis in both years for comparison. This expansion was driven by the entry into operation of three CPFL Renováveis’ power plants.  In August 2013, CPFL Bio Coopcana, with 50 MW, came into operation. In September 2013, Campo dos Ventos II wind farms started operations, with 30 MW of installed capacity. CPFL Bio Alvorada, with 50 MW, came into operation in November 2013. Furthermore, Atlantica wind farms, with 120 MW, and Macacos I wind farms, with 78 MW, are in advanced stage of implementation and will be operational in early 2014.

4.        Economic-financial performance

Management’s comments on the economic-financial performance and operating results should be read in conjunction with the financial statements and explanatory notes.

Operating revenue

Net operating revenues decreased by 1.7% (R$ 257 million), reaching R$ 14,634 million, with the decrease of 6.7% in Distribution Segment (R$ 828 million), due to 3rd Tariff Review Cycle and Extraordinary Tariff Revision (RTE) of January 24, 2013, arising from Law 12783/2013, partially offset than increase of 7.8% in the Conventional Generation Segment (R$ 43 million), 31.9% in the Renewable Generation Segment (R$ 194 million) and 25.1% in the Commercialization and Services Segment (R$ 334 million).

It should be pointed out that part of the sales of these generation projects is made to CPFL Group companies, and the corresponding revenues are eliminated in the consolidated report.

Operating cash generation — EBITDA

EBITDA is a non-accounting indicator calculated by the Management from the sum of net income, taxes, financial income, depreciation/amortization. This measure serves as an indicator of the performance of the management and is usually accompanied by the market. The Management followed the precepts of CVM Instruction 527, dated October 4, 2012, upon the calculation of this non-GAAP measure.

Reconciliation of net income and EBITDA
	2013	2012
Net Income	949,036	1,207.063
Depreciation and amortization	1,055,231	978.926
Financial income	971,443	577,773
Social contributions	156,756	178,018
Income tax	413,408	492,919
EBITDA	3,545,873	3,434,698

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The operating cash generation measured by EBITDA reached R$ 3,546 million, an increase of 3.2% (R$ 111 million), reflecting mainly the 0.7% increase (R$ 90 million) in net revenues (excluding the revenue from infrastructure construction by the concession) and a decrease of 0.7% in the costs of purchased electric energy (R$ 56 million), partially offset by the increase of 0,4% (R$ 7 million) in operating costs and expenses, which are excluded: the cost of building the infrastructure for the concession and private pension fund spending, depreciation and amortization.

Net income

In 2013, Net Income reached R$ 949 million, down 21.4% (R$ 258 million), mainly reflecting: (i) the increase in net financial expenses (R$ 394 million); and (ii) the increase in depreciation and amortization (R$ 76 million), mainly caused by the startup of CPFL Renováveis’ new generation projects. These effects were partially offset by a 3.2% increase (R$ 111 million) in the EBITDA; and (ii) the positive effect of Income Tax and Social Contributions (R$ 101 million).

Dividends

The Management proposes the distribution of R$ 931 million in dividends to the holders of common shares, traded on BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (São Paulo Stock Exchange). The proposed annual amount corresponds to R$ 0.967344326 per share. As a result, the Company exceeded the minimum payment of 50% of net income defined in its dividend policy.

Excluding the R$ 363 million regarding the first half of 2013 (paid on October 01, 2013), the amount to be effectively paid will be R$ 568 million, equivalent to R$ 0,590062200 per share.

Indebtedness

The company‘s indebtedness at the end of 2013 (including hedge) amounted to R$ 16,706 million, up 11.5%. Available cash totaled R$ 4,206 million, which represented an increase of 72.7%. As a result, the net debt amounted to R$ 12,499 million, down 0.4%.

The increase in net debt is intended to support the Group’s business expansion strategy, such as the financing of greenfield projects in CPFL Renováveis. In addition, however, CPFL Energia adopts a strategy of pre-funding, anticipating funding for maturing debt within 18 to 24 months. Therefore, the company was capable of reducing the nominal cost of its debt by approximately 0.5 percentage point, to 8.4% p.a..

In relation to its debt profile, assuming proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA, the average debt maturity is 4.14 years.

5.        Investments

In 2013, capital expenditures in the amount of R$ 1,735 million were carried out for maintenance and business expansion, of which R$ 845 million was earmarked for distribution, R$ 838 million went to generation (R$ 828 million of CPFL Renováveis and R$ 10 million of conventional generation) and R$ 52 million was directed towards commercialization and services.

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Among CPFL Energia’s investments in 2013, the following were highlights:

  Distribution: investments were made in expansion, maintenance, improvements, automation, modernization and strengthening of the electrical system to meet market demand, in operating infrastructure, in customer service improvements and in research and development programs, among others. On December 31, 2013, our distribution companies had 7.4 million customers (an increase of 211,000 customers) and our distribution network consisted of 239,835 km of distribution lines (an increase of 4,337 km of lines), including 342,336 distribution transformers (an increase of 14,881 transformers). Our eight distribution subsidiaries had 9,753 km of high tension distribution lines between 34.5 kV and 138 kV (an increase of 109 km of lines). On that date, we had 454 high tension to medium tension transformer substations for subsequent distribution (an increase of 8 substations), with total transforming capacity of 14,535 MVA (an increase of 885 MVA);
  Geração: investments were earmarked mainly for the the Alvorada and Coopcana TPPs and Campo dos Ventos II Wind Farm, projects that already are in commercial operation, and the Atlântica, Macacos I, Campo dos Ventos and São Benedito Wind Complexes, projects that are still under construction.

6.        Corporate governance

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage

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its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to corporate governance are available at the Investor Relations website www.cpfl.com.br/ri.

7.        Capital markets

CPFL Energia’s free float currently comprises 30.5% of its total capital stock and its shares are traded in Brazil (BM&FBovespa) and on the New York Stock Exchange (NYSE). In 2013, CPFL Energia’s shares depreciated by 7.0% on the BM&FBovespa and 20.3% on the NYSE, closing the year quoted at R$ 19.09 per share and US$ 16.01 per ADR. The average daily trading volume reached R$ 36.3 million, of which R$ 20.7 million was on the BM&FBovespa and R$ 15.6 million on the NYSE, 15.1% down on 2012. The number of trades conducted on the BM&FBovespa increased by 36.6%, going from average daily of 3,081 trades in 2012 to 4,208 trades in 2013.

8.        Sustainability and corporate responsibility

CPFL Energia develops initiatives that seek to create value for all its stakeholders and mitigate the impacts of their operations through the management of economic, environmental and social risks associated with its businesses. The following are the highlights during the year:

Sustainability platform: developed in 2013, is the management tool of sustainability of CPFL Group. Include: a) Sustainability Policy; b) Relevant / critical issues to the conduct of business, defined along the stakeholders, to guide the company's operations; c) Strategic indicators and corporate key performance indicators (KPIs) by segment, linked to relevant themes to performance measuring and monitoring; and d) Levers of value, initiatives and goals per indicator, to promote continuous improvement of practices and processes.

Sustainability Committee: main internal governance body of sustainability, also responsible for the platform. Held six meetings during the year.

System for the Management and Development of Ethics: in 2013, the composition of CPFL’s Ethics and Business Conduct Committee was amended in order to ensure the representation of all employees, and members who left the Group companies were replaced. There were 15 meetings and three Orientation Summaries of the Ethics Committee were published with the aim of guiding decisions, attitudes and behaviors of all employees. The process of revising CPFL’s Code of Ethics and Business Conduct, in progress, included conducting focus groups with employees, expert consultation and dialogue with stakeholders.

Human Resources Management: the company ended 2013 with 8,391 employees (8,490 in 2012) and a turnover rate of 20.90%. The Group’s companies ran management and training programs, focused on the development of strategic skills for its businesses, leadership succession, productivity increases and occupational health and safety. The average number of training hours per employee was 76.69 hours, higher than the average of 50 hours of Sextante-2012 Survey benchmarking. Also during this period, CPFL Energia was again named to the “150 Best Companies for You to Work in Brasil”, for the 12th consecutive year, a publication of Guia Você S/A / Exame and started implementing initiatives related to Knowledge Management Program.

Sustainable Cities: conducted by Rede Nossa São Paulo, Rede Social Brasileira por Cidades Justas e Sustentáveis and the Ethos Institute, offers a platform with indicators aimed at

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improving the management of municipal governments. CPFL supports the initiative in their area of coverage for believing in the potential of public-private partnership for the development of municipalities.

Value Network: main sustainability program in the supply chain, was redesigned in 2013 with the goal of leveraging the performance of participating organizations. Account with the spread of internal knowledge and partner organizations.

Community relationships: (i) CPFL Cultura – Relevant partnerships, such as with Gesel - UFRJ and Greenpeace Brasil, gave the tone to the recordings of meetings and debates about the sustainable future and new energy in the country, presented in Café Filosófico CPFL and Invenção do Contemporâneo programs. These and other meetings were recorded, edited and shown on TV Cultura and are posted on the site www.cpflcultura.com.br. The cultural program in Campinas featured two visual arts exhibitions, one in partnership with the Pinacoteca do Estado de São Paulo, which has brought to our gallery a special selection of their collection, as well as free film screenings, classical music concerts, theater shows and the greatest Brazilian documentary film festival, É Tudo Verdade. 2013 was also the year of the return of activities in regional offices, leading to some cities the exhibition "100 years of history and energy" and children's theater sessions; (ii) Program for the Revitalization of Philanthropical Hospitals – aims to raise the administrative performance of philanthropical hospitals and improve services to the community. 15 hospitals in 12 municipalities in the region of Campinas and São José do Rio Preto are participating in the third phase of the program (2012-2014). The periodic reviews have indicated a growth of over 155% in the scores provided by the certifying body Hospital Quality Commitment (CQH). In 2013, approximately R$ 630,000 were invested in the Program; (iii) Support to Municipal Councils for Children’s and Teenagers’ Rights – CMDCA (1% of Income Tax)  – Group’s companies allocated approximately R$ 880,000 to 23 projects in 12 municipalities in the concession area. The projects were selected based on criteria that consider the nature and relevance of the project, alignment to the causes of the company and resource availability; (iv) Support to Municipal Councils for Elderly’s Rights - CMDI (1% of Income Tax) – in 2013, CPFL made the first transfer to the CMDI of Campinas, in the amount of R$ 1.4 million, benefiting 3 projects; (v) National Plan to Support Cancer Care - PRONON (1% of Income Tax) – in 2013, CPFL supported the Barretos Cancer Hospital with an amount of R$ 1.4 million. The PRONON aims to capture and channel resources to prevent and fight cancer; (vi) Volunteering – through the Winter Clothing Campaign 7,810 donations were collected. The third edition of the Good Deeds Day was held, which included 30 organized actions in 27 municipalities and more than 1,800 volunteers involved; (vii) Energy efficiency (0.5 % of Net Operating Revenue) – R$ 56.5 million were invested, of which R$ 35.5 million in projects targeted at consumers with low purchasing power, resulting in the regularization of 3,963 customers, exchange of 10,186 refrigerators, 7,617 heat exchangers and 161,582 bulbs for more efficient models, 4,249 internal electrical renovations and installation of 6,354 solar heaters and 125 electricians were trained in the Course of Basic Electricity. Educational projects were also performed, CPFL at Schools and Caravan RGE, along with 3,017 municipal and state schools, being trained 230,685 students, 16,784 teachers in 148 municipalities with an investment of over R$ 3 million were also performed; (viii) Electrician School – aims to train a bank of trained electricians and mitigate risks from the labor blackout. It is a social investment by offering free qualification to the labor market, in addition to training future employees in pre-hiring phase. In 2013, the project was expanded with the formation of 88 new electricians, of which 56 were hired; and (ix) SENAI Apprentice –  the program was created in 2012 and the company invested in its maintenance in 2013. Aims to empower youth through SENAI School and, at the end of the training, those who submit utilization in the course are hired. The last class ended in December 2013 with the training of 31 young.

Environmental management: (i) the inventory of emissions of greenhouse gases (GHGs) 2012 of CPFL Energia was awarded with the gold medal by the Brazilian GHG Protocol Program, and the company was recognized by the Carbon Disclosure Project as one of the leaders in transparency on GHGs emissions; (ii) the shares of the company comprise again the

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Dow Jones Sustainability Emerging Markets Index, having been elected one of the model companies in sustainability globally in the Utilities sector. The CPFL Energia shares were also included, for the 9th consecutive year, in the ISE – Corporate Sustainability Index of BM&FBOVESPA for 2014, (iii) regarding the environmental licensing, five Preview Licenses, seven Installation Licenses and 16 Operating Licenses were obtained for projects of CPFL Paulista, CPFL Piratininga, CPFL Transmissão Piracicaba and RGE; and (iv) each Group company has developed projects to mitigate the social-environmental impacts of their activities, with the following highlights:

•         Energy generation – Foz do Chapecó Hydroelectric Power Plant –  (i) Release of fingerlings produced in Águas de Chapecó Fish-farming Station, aimed at restocking the Uruguay River, (ii) the Biofactory implanted his first experiments on four rural properties in the region, which began to function as "pilot projects". In Biofactory, fruit and ornamental seedlings by micro-propagation "in vitro" are produced, in order to diversify and improve the quality of local production, providing alternative income generation for small producers in the region; CERAN  maintains an Integrated Management System at the company's headquarters and at its plants (Monte Claro, Castro Alves and 14 de Julho). The system meets the requirements of ISO 9001:2008, ISO 14001:2004 and OHSAS 18001:2007 standards and their certificates are valid until January 2015; Campos Novos Hydroelectric Power Plant (ENERCAN) – (i) In 2013, ENERCAN supported several actions aimed at developing the region's cultural, environmental and economic area with launch of new projects such as the Boat School, which by boating through the reservoir, developed environmental education to school students of the region, (ii) ENERCAN developed, for the 2nd consecutive year, the Program for the Conservation of Permanent Preservation Area with bordering neighbors to the reservoir of Campos Novos HPP and (iii) the company won, for 5th consecutive year, the Corporate Citizen Award, sponsored by ADVB-SC (Association of Managers of Sales and Marketing of Brazil), with the case Citizen of the Future, initiative involving 850 young people from the surrounding municipalities of Campos Novos HPP, with opportunities for complementary education; Serra da Mesa Hydroelectric Power Plant – continuity of the support for the Goiás North-Northeast Region Development Fund, partnership with the Inter-American Development Bank, Ministry of Mines and Energy, Furnas, Tractebel Energia and SEBRAE/Goiás. The Fund currently has two collective projects and 104 individual projects, benefiting about 200 households; Barra Grande Hydroelectric Power Plant (BAESA) – (i) In 2013, the Social-environmental Responsibility Program has enabled more than R$ 1.4 million for 52 projects in municipalities in the area of influence of Barra Grande HPP, focusing on income generation, environment, culture, sports, public safety and social development; (ii) implemented the 2nd edition of the Incentive Program for the Conservation of the Permanent Preservation Area of the reservoir, which recognizes actions of local residents in the preservation of vegetation, (iii) the social environmental projects of BAESA were evaluated by Bureau Veritas Certification as to meeting the requirements of the Sustainability Protocol of the International Hydropower Association, having obtained 84 points of a possible 90; (iv) BAESA received, for the 2nd consecutive year, the ODM Certification, granted by the Movement We Can Santa Catarina, for acting in defense of the Millennium Development Goals (v) with the case "Our Lake, Our Life", BAESA was one of the winners of the Corporate Citizen Award in 2013, from the Association of Managers of Sales and Marketing of Brazil/SC, in the category "Environmental Conservation".

•         Energy distribution – (i) continuity of the Urban Road Tree Planting Program, by donating more than 200,000 seedlings to municipal governments of the State of São Paulo; (ii) to environmental emergency situations, the distributors have contract with a specialized company, and an environmental insurance. For occurrences of lesser extent, the Advanced Stations and vehicles with hydraulic equipment come with kits of environmental emergency for immediate use, (iii) application with CETESB (environmental agency of the State of São Paulo) of Operating Licenses for the electrical system of seven companies that operate in the State of Sao Paulo.

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9.        Independent auditors

Deloitte Touche Tohmatsu Auditores Independentes (Deloitte) were hired by CPFL Energia to provide external auditing services relative to the examination of the company’s financial statements. In accordance with CVM Instruction 381/03, we hereby declare that Deloitte did not provide, in 2013, any non-auditing-related services whose fees were more than 5% of its total auditing fees.

During the year ended on December 31, 2013, Deloitte has provided in addition to the audit of the financial statements and review of interim financial information, the following auditing-related services:

				Percentage of
				total audit
Nature	Agreement date	Term	Value	agreement
DIPJ review	03/12/2012	Calendar year 2013	114,587.13	2%
Audit for the Regulatory Accounting Statements	03/19/2013	Average of 3 months	445,567.91	7%
Assurance on compliance with financial covenants	03/12/2012	Average of 3 months	284,941.75	5%
Services in connection with the public offering of primary and
secondary distribution of shares of CPFL Renováveis	04/22/2013	4 months	769,432.00	13%
Accounting Reports	04/18/2013	5 months	222,749.96	4%
Work of agreed procedures	04/04/2013	Average of 3 months	35,000.00	1%
Works of previously agreed procedures as required by ANEEL -	May/13	1 month
R&D			7,000.00	0%
Report of Asset Control	03/07/2013	1 month	80,000.00	1%
Review of the procedures related to the use of tax incentive
(IRPJ/CSLL) - Technological Innovation	May/13	2 months	35,451.90	1%
			1,994,730.65	33%

As noted, CPFL Energia has not hired Deloitte to provide other services that are not related to the audit for the fiscal year of 2013.

CPFL Energia adopts the practice of not hiring independent auditors to provide services that are not related to the audit. The hiring of independent auditors, as the bylaws, is recommended by the Fiscal Council, and is the responsibility of the Board of Directors to decide on the selection or dismissal of the independent auditors.

The Management of CPFL Energia states that the provision of services was made in strict compliance with the rules dealing with the independence of the external auditors on audit work and did not represent situations that could affect the independence and objectivity necessary for the performance of external auditing services by Deloitte.

10.  Closing acknowledgements

CPFL Energia’s Management would like to thank its shareholders, clients, suppliers and surrounding communities for the trust they have placed in the Company throughout 2013. We would like to offer a special thank you to our employees for their skill and commitment to achieving the established objectives and targets.

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Management

For further information on the performance of this or any other CPFL Energia Group company, please visit our website at www.cpfl.com.br/ir.

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Social Report 2013 /2012 (*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	2013 Value (R$ 000)			2012 Value (R$ 000) (**)
Net Revenues (NR)	14,633,856			14,890,875
Operating Result (OR)	1,519,200			1,877,998
Gross Payroll (GP)	648,975			613,674
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	54,505	8.40%	0.37%	49,134	8.01%	0.33%
Mandatory payroll taxes	175,130	26.99%	1.20%	170,456	27.78%	1.14%
Private pension plan	39,292	6.05%	0.27%	35,840	5.84%	0.24%
Health	35,338	5.45%	0.24%	28,876	4.71%	0.19%
Occupational safety and health	3,146	0.48%	0.02%	2,483	0.40%	0.02%
Education	2,454	0.38%	0.02%	2,431	0.40%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	10,801	1.66%	0.07%	13,032	2.12%	0.09%
Day-care / allowance	951	0.15%	0.01%	927	0.15%	0.01%
Profit / income sharing	35,295	5.44%	0.24%	50,275	8.19%	0.34%
Others	5,811	0.90%	0.04%	5,969	0.97%	0.04%
Total - internal social indicators	362,723	55.89%	2.48%	359,423	58.57%	2.41%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	909	0.06%	0.01%	240	0.01%	0.00%
Culture	11,992	0.79%	0.08%	15,092	0.80%	0.10%
Health and sanitation	634	0.04%	0.00%	701	0.04%	0.00%
Sport	1,553	0.10%	0.01%	2,785	0.15%	0.02%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	6,960	0.46%	0.05%	4,593	0.24%	0.03%
Total contributions to society	22,048	1.45%	0.15%	23,411	1.25%	0.16%
Taxes (excluding payroll taxes)	4,292,848	282.57%	29.34%	6,027,010	320.93%	40.47%
Total - external social indicators	4,314,896	284.02%	29.49%	6,050,421	322.17%	40.63%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	37,407	2.46%	0.26%	32,687	1.74%	0.22%
Investments in external programs and/or projects	59,047	3.89%	0.40%	60,293	3.21%	0.40%
Total environmental investments	96,454	6.35%	0.66%	92,980	4.95%	0.62%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	2013			2012 (**)
Nº of employees at the end of period	8,391			8,490
Nº of employees hired during the period	1,778			2,223
Nº of outsourced employees	Not available			Not available
Nº of interns	130			217
Nº of employees above 45 years age	2,011			1,963
Nº of women working at the company	1,969			2,123
% of management position occupied by women	14.29%			10.26%
Nº of Afro-Brazilian employees working at the company	1,340			1,144
% of management position occupied by Afro-Brazilian employees	2.22%			1.55%
Nº of employees with disabilities	273			272
6 - Relevant information regarding the exercise of corporate citizenship	2013			2012 (**)
Ratio of the highest to the lowest compensation at company	20.27			20.88
Total number of work-related accidents	31			43
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company (***)	in Procon (***)	in the Courts
	1,778,161	988	7,228	1,807,705	907	4,830
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	10.3%	100%	100%	6.5%
Total value-added to distribute (R$ 000):	2013:	7,831,239		2012:	9,388,372
Value-Added Distribution (VAD):	56.5% government 9.5% employees 10.7% shareholders 21.9% third parties 1.4% retained			65.5% government 7.5% employees 11.6% shareholders 14.2% third parties 1.2% retained
7 - Other information
Consolidated information
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br
(*) Information not reviewed by the independent auditors
(**) Includes the effects described in note 2.9 of consolidated financial statements
(***) Indicator adjusted due to change on criteria used for group's distributors information.

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CPFL ENERGIA S.A.
Balance Sheets as of December 31, 2012 and January 1, 2012
(in thousands of Brazilian reais)
		Parent company			Consolidated
ASSETS	Note	December 31, 2013	December 31, 2012 restated	January 1, 2012 restated	December 31, 2013	December 31, 2012 restated	January 1, 2012 restated

CURRENT ASSETS
Cash and cash equivalents	5	990,672	141,835	549,189	4,206,422	2,435,034	2,663,425
Consumers, concessionaires and licensees	6	-	-	-	2,007,789	2,205,024	1,860,733
Dividends and interest on shareholders´ equity receivable	12	697,702	401,473	125,913	55,265	55,033	27,821
Financial investments		-	3,939	45,668	24,806	6,100	47,521
Recoverable taxes	7	29,874	25,311	40,783	262,433	250,987	270,090
Derivatives	34	-	540	2	1,842	870	3,733
Materials and supplies		-	-	-	21,625	36,826	40,852
Leases	9	-	-	-	10,757	9,740	4,581
Financial asset of concession	10	-	-	-	-	34,444	-
Other credits	11	1,984	1,813	2,833	673,383	510,880	404,784
TOTAL CURRENT ASSETS		1,720,232	574,911	764,388	7,264,323	5,544,938	5,323,541

NONCURRENT ASSETS
Consumers, concessionaires and licensees	6	-	-	-	153,854	161,658	182,300
Loans to subsidiaries, associates and joint ventures	31	8,948	-	2,610	86,655	-	-
Escrow deposits	21	92	12,579	11,744	1,143,179	1,125,339	1,082,617
Financial investments		-	-	2,854	-	-	74,910
Recoverable taxes	7	-	-	-	173,362	206,653	198,601
Derivatives	34	-	71	-	316,648	486,438	215,642
Deferred taxes credits	8	165,798	177,411	193,874	1,168,706	1,257,787	1,126,581
Advances for future capital increase	12	59,397	55	-	-	-	-
Leases	9	-	-	-	37,817	31,703	24,521
Financial asset of concession	10	-	-	-	2,787,073	2,342,796	1,376,664
Investment at cost		-	-	-	116,654	116,654	116,654
Other credits	11	14,389	13,365	16,978	296,096	343,814	233,526
Investment	12	6,419,924	5,988,616	6,720,879	1,032,681	1,022,126	1,006,324
Property, plant and equipment	13	1,000	687	312	7,717,419	7,104,060	5,672,725
Intangible assets	14	32	74	118	8,748,328	9,180,312	8,534,673
TOTAL NONCURRENT ASSETS		6,669,579	6,192,858	6,949,369	23,778,473	23,379,341	19,845,737

TOTAL ASSETS		8,389,811	6,767,769	7,713,757	31,042,796	28,924,279	25,169,278

The accompanying notes are an integral part of these financial statements.

38

CPFL ENERGIA S.A.
Balance Sheets as of December 31, 2012 and January 1, 2012
(in thousands of Brazilian reais)

		Parent company			Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	December 31, 2013	December 31, 2012 restated	January 1, 2012 restated	December 31, 2013	December 31, 2012 restated	January 1, 2012 restated

CURRENT LIABILITIES
Suppliers	15	1,127	1,283	1,618	1,884,693	1,689,137	1,284,317
Accrued interest on debts	16	-	-	-	125,829	138,293	136,169
Accrued interest on debentures	17	12,438	7,082	16,403	162,134	94,825	79,057
Loans and financing	16	-	-	-	1,514,626	1,419,034	764,097
Debentures	17	-	150,000	150,000	34,872	310,149	516,355
Post-employment benefit obligation	18	-	-	-	76,810	51,675	40,171
Regulatory charges	19	-	-	-	32,379	110,776	139,916
Taxes and social contributions payable	20	359	453	196	318,063	430,472	465,093
Dividends and Interest on Equity		15,407	16,856	15,575	21,224	26,542	24,524
Accrued liabilities		10	29	7	67,633	71,725	70,035
Derivatives	34	-	-	-	-	109	-
Public Utilities	22	-	-	-	3,738	3,443	3,112
Other accounts payable	23	16,904	19,457	16,457	663,529	623,267	791,848
TOTAL CURRENT LIABILITIES		46,246	195,159	200,258	4,905,531	4,969,447	4,314,692

NONCURRENT LIABILITIES
Suppliers	15	-	-	-	-	4,467	-
Accrued interest on debts	16	-	-	-	43,396	62,271	23,627
Accrued interest on debentures	17	-	-		32,177	-	-
Loans and financing	16	-	-	-	7,546,144	7,658,196	5,875,893
Debentures	17	1,287,912	150,000	300,000	7,562,219	5,790,263	4,417,774
Post-employment benefit obligation	18	-	-	-	350,640	831,184	305,773
Taxes and social contributions payable	20	-	-	-	32,555	-	165
Deferred taxes debits	8	-	-	-	1,117,146	1,155,733	1,038,101
Reserve for tax, civil and labor risks	21	260	12,524	11,713	467,996	349,094	303,231
Derivatives	34	-	-	24	2,950	336	24
Public utilities	22	-	-	-	79,438	76,371	72,360
Other accounts payable	23	31,495	29,358	28,641	103,886	135,788	159,161
TOTAL NONCURRENT LIABILITIES		1,319,667	191,882	340,378	17,338,547	16,063,703	12,196,111

SHAREHOLDERS' EQUITY	24
Capital		4,793,424	4,793,424	4,793,424	4,793,424	4,793,424	4,793,424
Capital reserves		287,630	228,322	229,956	287,630	228,322	229,956
Profit reserves		603,352	556,481	495,185	603,352	556,481	495,185
Reserve of retained earnings for investment		108,987	326,899	-	108,987	326,899	-
Statutory reserve - financial asset of concession		265,037	-	-	265,037	-	-
Additional dividend proposed		567,802	455,906	758,470	567,802	455,906	758,470
Other comprehensive income		397,668	(36,598)	563,005	397,668	(36,598)	563,005
Retained earnings		-	56,293	333,082	-	56,293	333,082
		7,023,899	6,380,728	7,173,122	7,023,899	6,380,728	7,173,122
Net equity attributable to noncontrolling shareholders		-	-	-	1,774,819	1,510,401	1,485,352
TOTAL SHAREHOLDERS' EQUITY		7,023,899	6,380,728	7,173,122	8,798,718	7,891,129	8,658,475

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,389,811	6,767,769	7,713,757	31,042,796	28,924,279	25,169,278

The accompanying notes are an integral part of these financial statements.

39

CPFL ENERGIA S.A.
Statement of income for the years ended December 31, 2013 and 2012
(in thousands of Brazilian reais, except for Earnings per share)

		Parent company		Consolidated
STATEMENT OF INCOME	Note	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated

NET OPERATING REVENUE	26	1,649	1,452	14,633,856	14,890,875
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	27	-	-	(8,196,687)	(8,252,995)
Operating cost	28	-	-	(1,467,516)	(1,377,706)
Services rendered to third parties	28	-	-	(1,009,518)	(1,355,675)

GROSS OPERATING INCOME		1,649	1,452	3,960,135	3,904,499
Operating expenses	28
Sales expenses		-	-	(376,597)	(468,146)
General and administrative expenses		(22,626)	(29,549)	(928,614)	(724,364)
Other Operating Expense		-	(36)	(285,148)	(376,898)

INCOME FROM ELECTRIC ENERGY SERVICE		(20,977)	(28,134)	2,369,775	2,335,091

INTEREST IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES	12	1,022,779	1,281,414	120,868	120,680
FINANCIAL INCOME (EXPENSE)	29
Income		57,637	15,301	699,208	706,963
Expense		(84,497)	(37,385)	(1,670,651)	(1,284,736)
		(26,860)	(22,084)	(971,443)	(577,773)
INCOME BEFORE TAXES		974,942	1,231,197	1,519,200	1,877,998
Social contribution	8	(8,257)	(13,301)	(156,756)	(178,017)
Income tax	8	(29,267)	(41,645)	(413,408)	(492,919)
		(37,523)	(54,945)	(570,164)	(670,936)

NET INCOME		937,419	1,176,252	949,036	1,207,062

Net income attributable to controlling shareholders				937,419	1,176,252
Net income attributable to noncontrolling shareholders				11,618	30,810
Earnings per share attributable to controlling shareholders - basic	25	0.97	1.22	0.97	1.22
Earnings per share attributable to controlling shareholders - diluted	25	0.95	1.20	0.95	1.20

The accompanying notes are an integral part of these financial statements.

40

CPFL Energia S.A.
Statement of comprehensive income for the years ended on December 31, 2103 and 2012
(In thousands of Brazilian reais – R$)

	Parent company
	2013	2012 restated

Net income	937,419	1,176,252
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	460,226	(572,225)

Comprehensive income of the year	1,397,645	604,027

	Consolidated
	2013	2012 restated
Net income	949,036	1,207,062

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss)	460,226	(572,225)

Comprehensive income of the year	1,409,262	634,837
Comprehensive income attributable to controlling shareholders	1,397,645	604,027
Comprehensive income attributable to non controlling shareholders	11,618	30,810

The accompanying notes are an integral part of these financial statements.

41

CPFL Energia S.A. and subsidiaries
Statement of changes in shareholders' equity for the years ended in December 31 2013, and 2012
(in thousands of Brazilian Reais)

											Net equity attributable to
			Profit reserves				Other comprehensive income				noncontrolling shareholders
				Earnings	Statutory reserve						Other		Total
		Capital	Legal	retained for	financial asset		Deemed	Post-employment	Retained	Total	comprehensive	Other	Shareholders'
	Capital	reserves	reserve	investment	of concession	Dividend	Cost	benefit obligation	earnings		income	equity	equity
Balance at January 1, 2012 restated	4,793,424	229,956	495,185	-	-	758,470	563,005	-	333,082	7,173,122	20,679	1,464,673	8,658,475

Total comprehensive income
Net income for the restated of the year	-	-	-	-	-	-	-	-	1,176,252	1,176,252	-	30,810	1,207,062
Other comprehensive income - actuarial loss	-	-	-	-	-	-	-	(572,225)	-	(572,225)	-	-	(572,225)
	-	-	-	-	-	-	-	(572,225)	1,176,252	604,027	-	30,810	634,837
Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(41,482)	-	41,482	-	(1,421)	1,421	-
- Tax on deemed cost realization	-	-	-	-	-	-	14,104	-	(14,104)	-	483	(483)	-
- Formation of legal reserve	-	-	61,296	-	-	-	-	-	(61,296)	-	-	-	-
- Reserve of retained earnings for investment	-	-	-	326,899	-	-	-	-	(326,899)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(334)	(334)
	-	-	61,296	326,899	-	-	(27,378)	-	(360,817)	-	(938)	604	(334)
Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	-	-	3,921	3,921	-	-	3,921
- Interim dividend	-	-	-	-	-	-	-	-	(640,239)	(640,239)	-	-	(640,239)
- Additional Dividend Proposed	-	-	-	-	-	455,906	-	-	(455,906)	-	-	(5,875)	(5,875)
- Additional dividend aproved	-	-	-	-	-	(758,470)	-	-	-	(758,470)	-	(8,201)	(766,671)
- Payment of capital by non-controlling shareholders in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	3,563	3,563
- Business Combination - CPFL Renováveis	-	(1,634)	-	-	-	-	-	-	-	(1,634)	-	5,086	3,452
	-	(1,634)	-	-	-	(302,564)	-	-	(1,092,224)	(1,396,423)	-	(5,427)	(1,401,850)

Balance at December 31, 2012 restated	4,793,424	228,322	556,481	326,899	-	455,906	535,627	(572,225)	56,293	6,380,728	19,741	1,490,660	7,891,129

Total comprehensive income
Net income for the year	-	-	-	-	-	-	-	-	937,419	937,419	-	11,617	949,036
Other comprehensive income - actuarial gain	-	-	-	-	-	-	-	460,226	-	460,226	-	-	460,226
	-	-	-	-	-	-	-	460,226	937,419	1,397,645	-	11,617	1,409,262
Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(39,336)	-	39,336	-	(1,895)	1,895	-
- Tax on deemed cost realization	-	-	-	-	-	-	13,374	-	(13,374)	-	644	(644)	-
- Earnings retained for investment	-	-	-	108,987	-	-	-	-	(108,987)	-	-	-	-
- Formation of legal reserve	-	-	46,871	-	-	-	-	-	(46,871)	-	-	-	-
- Transfer to statutory reserve	-	-	-	(326,899)	326,899	-	-	-	-	-	-	-	-
- Statutory reserve for the year	-	-	-	-	(61,863)	-	-	-	61,863	-			-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(68)	(68)
	-	-	46,871	(217,912)	265,037	-	(25,962)	-	(68,033)	-	(1,251)	1,182	(68)
Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	-	-	5,172	5,172	-	-	5,172
- Interim dividend	-	-	-	-	-	-	-	-	(363,049)	(363,049)	-	(2,301)	(365,349)
- Additional Dividend Proposed	-	-	-	-	-	567,802	-	-	(567,802)	-	-	-	-
- Additional dividend aproved	-	-	-	-	-	(455,906)	-	-	-	(455,906)	-	(17,589)	(473,495)
- Payment of capital by non-controlling shareholders in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	3,566	3,566
- IPO of CPFL Renováveis	-	59,308	-	-	-	-	-	-	-	59,308	-	269,191	328,500
	-	59,308	-	-	-	111,896	-	-	(925,679)	(754,475)	-	252,867	(501,605)

Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,037	567,802	509,665	(111,999)	-	7,023,899	18,490	1,756,326	8,798,718

The accompanying notes are an integral part of these financial statements.

42

CPFL Energia S/A
Statement of cash flow for the years ended on December 31, 2013 and 2012
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated

OPERATING CASH FLOW
Income for the year, before income tax and social contribution	974,942	1,231,197	1,519,200	1,877,998
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	76	65	1,055,230	978,926
Provision for tax, civil, labor and environmental risks	267	7	316,787	94,926
Allowance for doubtful accounts	-	-	70,324	163,811
Interest and monetary adjustment	81,189	30,028	1,294,281	904,340
Post-employment benefit expense	-	-	61,665	33,332
Interest in subsidiaries, associates and joint ventures	(1,022,779)	(1,281,414)	(120,868)	(120,680)
Losses on the write-off of noncurrent assets	-	-	7,248	54,579
Deferred taxes (PIS and COFINS)	-	-	28,328	(64,005)
Other	-	-	(5,218)	21,919
	33,695	(20,117)	4,226,977	3,945,147
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	129,731	(435,899)
Dividend and interest on equity received	792,146	1,199,996	112,607	79,730
Recoverable taxes	21,797	47,539	42,176	51,772
Lease	-	-	1,648	(3,969)
Escrow deposits	12,935	(28)	101,310	8,505
Resources provided by the Energy Development Account - CDE	-	-	(145,571)	(24,972)
Other operating assets	(1,196)	4,747	(30,725)	(41,289)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(156)	(336)	191,089	388,975
Other taxes and social contributions	(147)	699	(130,405)	(149,121)
Other liabilities with post-employment benefit obligation	-	-	(85,546)	(79,450)
Regulatory charges	-	-	(78,397)	(27,600)
Reserve for tax, civil and labor risks paid	(12,991)	-	(184,070)	(64,084)
Advance from Eletrobrás - Resources provided by the CDE	-	-	9,246	-
Other operating liabilities	(435)	3,738	10,820	(23,842)
CASH FLOWS PROVIDED BY OPERATIONS	845,648	1,236,238	4,170,890	3,623,904
Interests paid	(76,561)	(45,080)	(1,093,465)	(866,025)
Income tax and social contribution paid	(27,551)	(39,976)	(559,879)	(768,578)
NET CASH FROM OPERATING ACTIVITIES	741,536	1,151,182	2,517,546	1,989,301

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	-	-	-	(706,186)
Payment of acquisition payables	-	-	-	(172,476)
Capital increase in investments	(1,563)	(66,701)	-	-
Increase in property, plant and equipment	(345)	(508)	(882,588)	(1,027,109)
Financial investments, pledges, funds and tied deposits	4,710	49,263	41,392	(13,943)
Lease	-	-	(584)	(6,581)
Additions to intangible assets	-	-	(852,248)	(1,432,902)
Sale of non-financial asset	-	-	80,945	-
Advance for future capital increase	(59,342)	(55)	-	-
Loans to subsidiaries, associates and joint ventures	(8,290)	2,799	(81,456)	-
Other	-	-	-	(1,374)

NET CASH FLOW USED IN INVESTING ACTIVITIES	(64,830)	(15,202)	(1,694,539)	(3,360,571)

FINANCING ACTIVITIES
IPO of CPFL Renováveis	-	-	328,500	-
Loans, financing and debentures obtained	1,287,180	-	5,958,322	4,286,812
Loans, financing and debentures, net of derivatives paid	(299,535)	(149,827)	(4,499,451)	(1,737,088)
Dividend and interest on shareholders’ equity paid	(815,514)	(1,393,507)	(838,990)	(1,406,846)
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	172,131	(1,543,334)	948,381	1,142,878
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	848,837	(407,354)	1,771,388	(228,392)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	141,835	549,189	2,435,034	2,663,425
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	990,672	141,835	4,206,422	2,435,034

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A.
Added value statements of income for the years ended on December 31, 2013 and 2012
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
1. Revenues	2,162	2,108	20,202,380	22,177,037
1.1 Operating revenues	1,817	1,600	18,334,968	19,897,228
1.2 Revenues related to the construction of own assets	345	508	933,337	1,092,070
1.3 Revenue from infrastructure construction	-	-	1,004,399	1,351,550
1.4 Allowance of doubtful accounts	-	-	(70,324)	(163,811)

2. (-) Inputs	(8,881)	(12,700)	(12,149,335)	(12,656,301)
2.1 Electricity purchased for resale	-	-	(9,125,580)	(9,168,816)
2.2 Material	(320)	(424)	(635,653)	(876,839)
2.3 Outsourced services	(5,370)	(6,902)	(910,453)	(1,057,512)
2.4 Other	(3,191)	(5,374)	(1,477,649)	(1,553,134)

3. Gross added value (1 + 2)	(6,719)	(10,592)	8,053,045	9,520,736

4. Retentions	(76)	(65)	(1,057,261)	(979,206)
4.1 Depreciation and amortization	(76)	(65)	(760,285)	(694,493)
4.2 Amortization of intangible assets	-	-	(296,977)	(284,714)

5. Net added value generated (3 + 4)	(6,794)	(10,657)	6,995,783	8,541,530

6. Added value received in transfer	1,095,519	1,315,809	835,455	846,842
6.1 Financial Income	72,740	34,395	714,588	726,163
6.2 Equity in subsidiaries	1,022,779	1,281,414	120,868	120,679

7. Added value to be distributed (5 + 6)	1,088,725	1,305,152	7,831,239	9,388,372

8. Distribution of added value
8.1 Personnel and charges	11,362	14,713	748,154	700,364
8.1.1 Direct remuneration	8,209	6,218	460,373	429,458
8.1.2 Benefits	2,248	8,005	251,652	227,454
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	905	489	36,129	43,452
8.2 Taxes, fees and contributions	55,343	76,986	4,421,865	6,148,889
8.2.1 Federal	55,322	76,982	1,625,726	2,954,321
8.2.2 Estate	20	4	2,782,086	3,183,205
8.2.3 Municipal	-	-	14,053	11,363
8.3 Interest and rentals	84,602	37,201	1,712,182	1,332,058
8.3.1 Interest	84,475	37,081	1,673,516	1,299,091
8.3.2 Rental	127	121	38,665	29,425
8.3.3 Other	-	-	1	3,542
8.4 Interest on capital	937,419	1,176,251	949,036	1,207,062
8.4.1 Dividends (inclunding additional proposed)	843,424	1,089,948	836,452	1,093,869
8.4.2 Retained earnings	93,995	86,303	112,584	113,193
	1,088,725	1,305,152	7,831,239	9,388,372

The accompanying notes are an integral part of these financial statements.

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)   OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (unaudited information on the concession area, number of consumers, energy production capacity and associated data):

Energy distribution	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	234	4,004	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	27	1,572	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Full	Interior of Rio Grande do Sul	255	1,398	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Full	Interior of São Paulo and Paraná	27	197	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	7	55	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Full	Interior of São Paulo	2	37	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	5	80	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Full	Interior of São Paulo and Minas Gerais	4	44	16 years	July 2015

						Installed power (MW)
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	Full	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs (*) e 1 Thermal	695	695
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Full	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	(d)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	(d)	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	(d)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	(d)	Paraíba	2 Thermals	342	180
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93% (b)	Full	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 58.84%	Full	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras") (e)	Limited company	Direct 100%	Full	São Paulo	9 SHPs	24	24

Commercialization of energy	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%	Full
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%	Full
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%	Full
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%	Full

Services	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%	Full
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%	Full
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%	Full
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%	Full
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%	Full
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão")	Private corporation	Energy transmission	Indirect 100%	Full

Other	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%	Full
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%	Full
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%	(d)
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%	Full
CPFL Participações S.A ("CPFL Participação") (f)	Private corporation	Venture capital company	Direct 100%	Full

(a)     SHP – Small Hydropower Plant

(b)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5.93% share of its capital).

(c)     CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At December 31, 2013, CPFL Renováveis had a project portfolio of 2,359 MW of installed capacity (1,280.7 MW operational), as follows:

•       Hydropower generation: 40 SHP’s (420 MW) being 35 SHP’s operational (326.6 MW) and 5 SHP’s under developing    (93.4MW);

•       Wind power generation: 52 projects (1,567.9 MW) being 16 projects operational (583 MW) and 36 projects under construction/developing  (984.9 MW);

•       Biomass power generation: 8 plants operational (370 MW);

•       Solar energy generation: 1 solar plant operational (1 MW).

(d)     Due to changes introduced by the new accounting standard  (IFRS 11/CPC 19 (R2)), as disclosed in Note 2.9, the companies Chapecoense, Enercan, Baesa e Epasa are accounted for as joint venture and as from January 1, 2013 (and for comparative purpose the balances of December 31 and January1, 2012 were restated) are no longer proportionally consolidated in the Company’s financial statements.  Their assets, liabilities and results are accounted for using the equity method of accounting.

 (e)        CPFL Centrais Geradoras

On August 29, 2013, it was approved at Partners Meeting of CPFL Centrais Geradoras the incorporation of the net assets spun-off:

•         Small hydropower plants (“SHPs”) Rio do Peixe I and Rio do Peixe II and Hydroelectric generation plant (HGP) Santa Alice: previously held by our subsidiary distributor CPFL Leste Paulista;

•         SHP Macaco Branco, previously held by distributor CPFL Jaguari;

·         HGPs Lavrinha, São José and Turvinho, previously held by distributor CPFL Sul Paulista;

·         HGPs Pinheirinho and São Sebastião previously held by distributor CPFL Mococa.

The objective of the corporate restructuring was to comply with Decree 7,805/12 an Law 12,783/2013 in relation to deverticalization of generators included in electric energy distributors. This transaction was also approved at the Annual General Meeting of their distributors on August 29, 2013, note 12.3.

(f)   CPFL Participações

CPFL Participações, a fully-owned direct subsidiary, is a private corporate, set up in 2013 with the objective of holding interests in other companies or entities.

(g) The subsidiary Chapecoense fully consolidates the financial statements of its direct subsidiary, Foz de Chapecó

In relation to the concession term that end 2015, on 26 June, 2012, our subsidiaries filled a request for  extension of the concession contracts, under the present conditions, reserving the right to review the request in the event of changes in the current contractual conditions. Our subsidiaries confirmed the request for extension on October 10, 2012. To the date of approval of these financial statements, Management is not aware of the terms of the renewal.

(2)   PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of presentation:

The individual (Parent Company) financial statements prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and diverge from of the Separate Financial Statements which, under International Financial Reporting Standards – IFRS,  must account for  investments  in subsidiaries, associates, and joint ventures at cost or fair value.

The consolidated financial statements were prepared in accordance with the Accounting Policies Adopted in Brazil and with the IFRS, issued by the International Accounting Standard Board – IASB.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The consolidated financial statements were authorized for issue by the Board of Directors on March 10, 2014.

2.2 Basis of measurement:

The financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value.

2.3 Use of estimates and judgments:

The preparation of the financial statements requires Company Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from reviews to accounting estimates are recorded in the period in which the estimates are reviewed and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

·         Note 6 – Consumers, concessionaires and licensees;

·         Note 8 – Deferred taxes credits and debits;

·         Note 9 – Leases;

·         Note 10 – Financial asset of concession;

·         Note 11 – Other credits (Allowance for doubtful accounts);

·         Note 13 – Property, plant and equipment and recognition of impairment losses;

·         Note 14 – Intangible assets and recognition of impairment losses;

·         Note 18 – Post-employment benefit obligation;

·         Note 21 – Provisions for tax, civil and labor risks and escrow deposits;

·         Note 26 – Net operating revenues;

·         Note 27 – Cost of electric energy; and

·         Note 34 – Financial instruments.

2.4 Functional currency and presentation currency:

The Company’s functional currency is the Brazilian Real, and the financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5 Basis of consolidation:

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recorded amount of any non-controlling interest in the acquiree, less the recorded amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

(ii) Subsidiaries, associates and joint ventures:

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Associates and joint ventures are accounted for using the equity method of accounting from the moment significant influence or joint control, respectively, is established.

A joint venture is a joint arrangement whereby the parties (two or more) that have joint control of the arrangement have rights to the arrangement’s net assets. A joint control exists when the decisions about the relevant activities require the unanimous consent of the parties sharing the control.

The accounting policies of subsidiaries, associates and joint ventures taken into consideration for consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

Subsidiaries and joint ventures, as well associates, are accounted by equity method in the parent company financial statements. Joint ventures are accounted by equity method in the consolidated financial statements.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for our subsidiaries. Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their subsidiaries.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to non-controlling shareholders is stated in equity and stated after profit or loss and comprehensive income in each period presented.

Balances of joint ventures, as well our interest in each of them is described in note 12.8.

(iii) Acquisition of non-controlling interest

Accounted for as equity transaction (within the shareholders’ equity) and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information:

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization (“Commercialization”); (v) service activities; and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests:

The Company's interests in the direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which, as from January 1, 2013 (adjusted for purposes of comparison from January 1, 2012), are no longer consolidated proportionally and are accounted for using the equity method of accounting (note 3), and (ii) the investment recorded at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

As of December 31, 2013 and 2012 and as of January 1, 2012, the participation of non-controlling interests stated in the financial statements refers to the interests held by third-parties in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory  in accordance with IFRS.

2.9 Restatement of the Financial  Statements of 2012 and Balance Sheets of January 1, 2012

As mentioned in notes 3.8 and 3.9, accounting standards CPC 33 (R1) / IAS 19 (R1) – Employee benefits and CPC 19 (R2) / IFRS 11 – Joint Arrangements, are applicable from January 1, 2013. As adoption of these accounting standards constitutes a change in accounting policies, the Company is retrospectively applying these standards in accordance with CPC 23 / IAS 8, and therefore the Company and its subsidiaries are restating the 2012 financial statements for comparison purposes.

We present below the effects on our previously presented financial statements:

ASSETS	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated	January 1, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	January 1, 2012 restated

CURRENT ASSETS
Cash and cash equivalents	2,477,894	(42,860)	-	2,435,034	2,699,837	(36,411)	-	2,663,425
Consumers, concessionaires and licensees	2,268,601	(63,577)	-	2,205,024	1,874,280	(13,547)	-	1,860,733
Dividends and interest on shareholders´ equity receivable	2,894	52,139	-	55,033	830	26,991	-	27,821
Financial investments	6,100	-	-	6,100	47,521	-	-	47,521
Recoverable taxes	263,403	(12,417)	-	250,987	277,463	(7,373)	-	270,090
Derivatives	870	-	-	870	3,733	-	-	3,733
Materials and supplies	49,346	(12,520)	-	36,826	44,872	(4,020)	-	40,852
Leases	9,740	-	-	9,740	4,581	-	-	4,581
Financial asset of concession	34,444	-	-	34,444	-	-	-	-
Other credits	516,903	(6,022)	-	510,880	409,938	(5,154)	-	404,784
TOTAL CURRENT ASSETS	5,630,196	(85,257)	-	5,544,938	5,363,054	(39,514)	-	5,323,541

NONCURRENT ASSETS
Consumers, concessionaires and licensees	162,017	(359)	-	161,658	182,300	-	-	182,300
Escrow deposits	1,184,554	(59,215)	-	1,125,339	1,128,616	(45,999)	-	1,082,617
Financial investments	-	-	-	-	109,965	(35,055)	-	74,910
Recoverable taxes	225,036	(18,383)	-	206,653	216,715	(18,114)	-	198,601
Derivatives	486,438	-	-	486,438	215,642	-	-	215,642
Deferred taxes credits	1,318,618	(60,831)	-	1,257,787	1,176,535	(49,954)	-	1,126,581
Leases	31,703	-	-	31,703	24,521	-	-	24,521
Financial asset of concession	2,342,796	-	-	2,342,796	1,376,664	-	-	1,376,664
Post-employment benefit obligation	10,203	-	(10,203)	-	3,416	-	(3,416)	-
Investment at cost	116,654	-	-	116,654	116,654	-	-	116,654
Other credits	420,155	(76,340)	-	343,814	279,460	(45,934)	-	233,526
Investment	-	1,022,126	-	1,022,126	-	1,006,324	-	1,006,324
Property, plant and equipment	9,611,958	(2,507,897)	-	7,104,060	8,292,076	(2,619,351)	-	5,672,725
Intangible assets	9,535,360	(355,048)	-	9,180,312	8,927,439	(392,766)	-	8,534,673
TOTAL NONCURRENT ASSETS	25,445,491	(2,055,948)	(10,203)	23,379,341	22,050,003	(2,200,850)	(3,416)	19,845,737

TOTAL ASSETS	31,075,687	(2,141,205)	(10,203)	28,924,279	27,413,057	(2,240,364)	(3,416)	25,169,278

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated	January 1, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	January 1, 2012 restated

CURRENT LIABILITIES
Suppliers	1,691,002	(1,865)	-	1,689,137	1,240,143	44,174	-	1,284,317
Accrued interest on debts	142,599	(4,305)	-	138,293	141,902	(5,734)	-	136,169
Accrued interest on debentures	95,614	(789)	-	94,825	83,552	(4,495)	-	79,057
Loans and financing	1,558,499	(139,465)	-	1,419,034	896,414	(132,317)	-	764,097
Debentures	336,459	(26,309)	-	310,149	531,185	(14,830)	-	516,355
Post-employment benefit obligation	51,675	-	-	51,675	40,695	-	(524)	40,171
Regulatory charges	114,488	(3,712)	-	110,776	145,146	(5,230)	-	139,916
Taxes and social contributions payable	442,365	(11,894)	-	430,472	483,028	(17,935)	-	465,093
Dividends and interest on equity	26,542	(0)	-	26,542	24,524	(0)	-	24,524
Accrued liabilities	72,535	(810)	-	71,725	70,771	(736)	-	70,035
Derivatives	109	-	-	109	-	-	-	-
Public utilities	30,422	(26,979)	-	3,443	28,738	(25,626)	-	3,112
Other accounts payable	631,043	(7,776)	-	623,267	813,338	(21,491)	-	791,848
TOTAL CURRENT LIABILITIES	5,193,351	(223,903)	-	4,969,447	4,499,437	(184,220)	(524)	4,314,692

NONCURRENT LIABILITIES
Suppliers	4,467	-	-	4,467	-	-	-	-
Accrued interest on debts	62,271	-	-	62,271	23,627	-	-	23,627
Loans and financing	9,035,534	(1,377,338)	-	7,658,196	7,382,455	(1,506,562)	-	5,875,893
Debentures	5,895,143	(104,880)	-	5,790,263	4,548,651	(130,877)	-	4,417,774
Post-employment benefit obligation	325,455	-	505,729	831,184	414,629	-	(108,856)	305,773
Taxes and social contributions payable	-	-	-	-	165	-	-	165
Deferred taxes debits	1,155,733	-	-	1,155,733	1,038,101	-	-	1,038,101
Reserve for tax, civil and labor risks	386,079	(36,985)	-	349,094	338,121	(34,891)	-	303,231
Derivatives	336	-	-	336	24	-	-	24
Public utilities	461,157	(384,787)	-	76,371	440,926	(368,566)	-	72,360
Other accounts payable	149,099	(13,312)	-	135,788	174,410	(15,248)	-	159,161
TOTAL NONCURRENT LIABILITIES	17,475,275	(1,917,301)	505,729	16,063,703	14,361,110	(2,056,144)	(108,856)	12,196,111

SHAREHOLDERS' EQUITY
Capital	4,793,424	-	-	4,793,424	4,793,424	-	-	4,793,424
Capital reserves	228,322	-	-	228,322	229,956	-	-	229,956
Profit reserves	556,481	-	-	556,481	495,185	-	-	495,185
Reserve of retained earnings for investment	326,899	-	-	326,899	-	-	-	-
Dividend	455,906	-	-	455,906	758,470	-	-	758,470
Other comprehensive income	535,627	-	(572,225)	(36,598)	563,005	-	-	563,005
Retained earnings	-	-	56,293	56,293	227,118	-	105,964	333,082
	6,896,660	-	(515,932)	6,380,728	7,067,158	-	105,964	7,173,122
Net equity attributable to noncontrolling shareholders	1,510,401	-	-	1,510,401	1,485,352		-	1,485,352
TOTAL SHAREHOLDERS' EQUITY	8,407,061	-	(515,932)	7,891,129	8,552,511	-	105,964	8,658,475

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,075,687	(2,141,205)	(10,203)	28,924,279	27,413,057	(2,240,364)	(3,416)	25,169,278

STATEMENT OF INCOME	2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	2012 restated

NET OPERATING REVENUE	15,055,147	(164,272)	-	14,890,875
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	(7,725,980)	(527,015)	-	(8,252,995)
Operating cost	(1,620,312)	292,278	(49,672)	(1,377,706)
Services rendered to third parties	(1,355,675)	-	-	(1,355,675)

GROSS OPERATING INCOME	4,353,181	(399,009)	(49,672)	3,904,499
Operating expenses
Sales expenses	(468,345)	200	-	(468,146)
General and administrative expenses	(732,823)	8,459	-	(724,364)
Other Operating Expense	(380,899)	4,001	-	(376,898)

INCOME FROM ELECTRIC ENERGY SERVICE	2,771,113	(386,349)	(49,672)	2,335,091

INTEREST IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES	-	120,680	-	120,680

FINANCIAL INCOME (EXPENSE)
Income	720,332	(13,369)	-	706,963
Expense	(1,487,964)	203,228	-	(1,284,736)
	(767,632)	189,859	-	(577,773)

INCOME BEFORE TAXES	2,003,481	(75,810)	(49,672)	1,877,998

Social contribution	(198,987)	20,969	-	(178,017)
Income tax	(547,760)	54,841	-	(492,919)
	(746,747)	75,811	-	(670,936)

NET INCOME	1,256,734	-	(49,672)	1,207,062

Net income attributable to controlling shareholders	1,225,924	-	(49,672)	1,176,252
Net income attributable to noncontrolling shareholders	30,810	-	-	30,810

Earnings per share attributable to controlling shareholders:
Basic	1.27	-	(0.05)	1.22
Diluted	1.26	-	(0.05)	1.20

	Parent company
STATEMENT OF COMPREHENSIVE INCOME	2012 stated	Retrospective application - Employee benefits	2012 restated

Net income	1,225,924	(49,672)	1,176,252

Equity on comprehensive income of subsidiaries	-	(572,225)	(572,225)

Comprehensive income for the year	1,225,924	(621,897)	604,027

	Consolidated
STATEMENT OF COMPREHENSIVE INCOME	2012 stated	Retrospective application - Employee benefits	2012 restated

Net income	1,256,734	(49,672)	1,207,062

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss
Actuarial plans loss	-	(572,225)	(572,225)

Comprehensive income for the year	1,256,734	(621,897)	634,837

Comprehensive income attributtable to controlling shareholders	1,225,924	(621,897)	604,027
Comprehensive income attributable to non controlling shareholders	30,810	-	30,810

OPERATING CASH FLOW	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated
Income for the year, before income tax and social contribution	2,003,481	(75,811)	(49,672)	1,877,998
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	1,127,103	(148,177)	-	978,926
Provision for tax, civil, labor and environmental risks	95,226	(300)	-	94,926
Allowance for doubtful accounts	163,903	(92)	-	163,811
Interest and monetary adjustment	1,099,913	(195,573)	-	904,340
Post-employment benefit income/(expense)	(16,340)	-	49,672	33,332
Equity in subsidiaries	-	(120,680)	-	(120,680)
Losses on the write-off of noncurrent assets	54,579	-	-	54,579
Deferred taxes (PIS and COFINS)	(64,005)	-	-	(64,005)
Other	21,919	-	-	21,919
	4,485,779	(540,632)	-	3,945,147
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	(486,380)	50,481	-	(435,899)
Dividends and interest on shareholders´ equity receivable	-	79,730	-	79,730
Recoverable taxes	48,558	3,214	-	51,772
Lease	(3,969)	-	-	(3,969)
Escrow deposits	8,305	200	-	8,505
Advance from Eletrobrás - Resources provided by the CDE	(24,972)	-	-	(24,972)
Other operating assets	(48,523)	7,234	-	(41,289)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	435,014	(46,039)	-	388,975
Other taxes and social contributions	(146,600)	(2,521)	-	(149,121)
Other liabilities with post-employment benefit	(79,450)	-	-	(79,450)
Regulatory charges	(29,057)	1,457	-	(27,600)
Reserve for tax, civil and labor risks paid	(64,084)	-	-	(64,084)
Other operating liabilities	(68,314)	44,472	-	(23,842)
CASH FLOWS PROVIDED BY OPERATIONS	4,026,307	(402,403)	-	3,623,904
Interests paid	(1,018,078)	152,053	-	(866,025)
Income tax and social contribution paid	(864,145)	95,567	-	(768,578)
NET CASH FROM OPERATING ACTIVITIES	2,144,084	(154,783)	-	1,989,301

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	(706,186)	-	-	(706,186)
Acquisition payables paid	(172,476)	-	-	(172,476)
Increase in property, plant and equipment	(1,034,589)	7,480	-	(1,027,109)
Financial investments, pledges, funds and tied deposits	(14,806)	863	-	(13,943)
Lease	(6,581)	-	-	(6,581)
Additions to intangible assets	(1,433,064)	162	-	(1,432,902)
Other	(558)	(816)	-	(1,374)

NET CASH FLOW USED IN INVESTING ACTIVITIES	(3,368,260)	7,689	-	(3,360,571)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	4,294,254	(7,442)	-	4,286,812
Loans, financing and debentures, net of derivative paid	(1,885,175)	148,087	-	(1,737,088)
Dividend and interest on shareholders’ equity paid	(1,406,846)	-	-	(1,406,846)
Other	-	-	-	-
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES	1,002,233	140,645	-	1,142,878
DECREASE IN CASH AND CASH EQUIVALENTS	(221,943)	(6,449)	-	(228,392)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	2,699,837	(36,412)	-	2,663,425
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	2,477,894	(42,860)	-	2,435,034

	Consolidated
	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated
1. Revenues	22,353,535	(176,497)	-	22,177,037
1.1 Operating revenues	20,070,723	(173,495)	-	19,897,228
1.2 Revenues related to the construction of own assets	1,095,164	(3,094)	-	1,092,070
1.3 Revenue from infrastructure construction	1,351,550	-	-	1,351,550
1.4 Allowance of doubtful accounts	(163,903)	92	-	(163,811)

2. (-) Inputs	(12,236,546)	(419,756)	-	(12,656,301)
2.1 Electricity purchased for resale	(8,584,834)	(583,982)	-	(9,168,816)
2.2 Material	(1,006,729)	129,890	-	(876,839)
2.3 Outsourced services	(1,071,161)	13,648	-	(1,057,512)
2.4 Other	(1,573,822)	20,689	-	(1,553,134)

3. Gross added value (1 + 2)	10,116,989	(596,253)	-	9,520,736

4. Retentions	(1,127,382)	148,176	-	(979,206)
4.1 Depreciation and amortization	(841,374)	146,881		(694,493)
4.2 Amortization of intangible assets	(286,009)	1,295		(284,714)

5. Net added value generated (3 + 4)	8,989,607	(448,077)	-	8,541,530

6. Added value received in transfer	739,531	107,311	-	846,842
6.1 Financial income	739,531	(13,369)		726,163
6.2 Equity in subsidiaries	-	120,679		120,679

7. Added value to be distributed (5 + 6)	9,729,138	(340,766)	-	9,388,372

8. Distribution of added value
8.1 Personnel and charges	659,596	(8,904)	49,672	700,364
8.1.1 Direct remuneration	437,223	(7,765)		429,458
8.1.2 Benefits	178,648	(866)	49,672	227,454
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	43,725	(273)		43,452
8.2 Taxes, fees and contributions	6,276,188	(127,299)	-	6,148,889
8.2.1 Federal	3,081,294	(126,973)		2,954,321
8.2.2 Estate	3,183,205	-		3,183,205
8.2.3 Municipal	11,689	(326)		11,363
8.3 Interest and rentals	1,536,621	(204,563)	-	1,332,058
8.3.1 Interest	1,493,141	(194,049)		1,299,091
8.3.2 Rental	29,641	(216)		29,425
8.3.3 Other	13,839	(10,297)		3,542
8.4 Interest on capital	1,256,734	-	(49,672)	1,207,062
8.4.1 Dividends (including proposed additional)	1,093,869	-		1,093,869
8.4.2 Retained earnings	162,865	-	(49,672)	113,193
	9,729,138	(340,766)	-	9,388,372

In the financial statements of the Parent company, the impacts of representation were: (i) a reduction of R$ 515,932 as of December 31, 2012 on the item Investment set against a decrease of R$ 572,225 on comprehensive income in shareholders’ equity and increase of R$ 56,293 on retained earnings; and (ii) an increase of R$ 105,964 as of January 1, 2012 on the item Investment set against retained earnings in shareholders’ equity. In the statement of income of the parent company, the impact was a reduction in equity income of R$ 49,672 in 2012.

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used in preparing these individual and consolidated financial statements are set out below. These policies have been applied consistently to all periods presented.

3.1 Concession agreements

ICPC 01 (R1) and IFRIC 12 – Concession Agreements establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

Considering these definitions having been attended, the infrastructure of distribution concessionaires is segregated at the time of construction in accordance with the CPC and IFRS standards, so that in the financial statements are record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession to the grantor.

The value of the financial assets of the concession is determined at fair value, based on the remuneration of the concession assets, as established by the Grantor. The financial asset is classified as available-for-sale and after initial recognition is remeasured in accordance with changes in the estimated cash flows, against finance income or expense in profit or loss for the year.

The remaining amount is recorded as intangible assets and relates to the right to charge consumers for electric energy distribution services, and is amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Services related to the construction of infrastructure are recorded in accordance with CPC 17 (R1) and IAS 11 – Construction Contracts, against a financial asset corresponding to the amount subject to right to receive cash (indemnity). Residual amounts are classified as intangible assets and are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the economic benefits.

Considering that (i) the tariff model that does not provide for a profit margin for the infrastructure construction services, (ii) the way in which the subsidiaries manage the building the infrastructure by using a high level of outsourcing, and (iii) the fact that there is no provision for profit margin on construction in the Company‘s business plans, Management is of the opinion that the margins on this operation are irrelevant, and therefore no mark-up to the cost is considered in revenue. The revenue and construction costs are therefore presented in profit or loss for the year at the same amounts.

3.2 Financial instruments

- Financial assets

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.       Fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management and investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

ii.       Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

iii.       Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently  measured at amortized cost using the effective interest method, less any impairment losses.

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated using the effective interest method is recognized in profit or loss as part of the financial income. Changes to fair value of these financial assets are recognized in the other comprehensive income. The accumulated result in the other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category the financial assets the concession which comprises the right for compensation at the end of the concession. The designation of this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be recorded as loans and receivables as the compensation is not fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets and their respective replacement values at the end of the concession by the Grantor.

- Financial liabilities

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

 i.       Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order match the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are recorded at fair value and any change in their fair value is subsequently recorded in profit or loss.

ii.       Other financial liabilities (not measured at fair value through profit or loss): these are other financial liabilities not classified in the previous category. They are measured initially at fair value net of any transaction cost and subsequently measured at amortized cost using the effective interest method.

The Company accounts for guarantees when issued to non-controlled entities or when the financial guarantee is granted to joint ventures at a percentage higher than the Company's interest to cover commitments of joint ventures. Such financial guarantees are initially measured at fair value, by recording (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against financial income simultaneously and in proportion with amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, the liability related to the financial guarantee is assessed periodically at the higher of the amount determined in accordance with CPC 25 and  IAS 37 and the amount initially recognized, less accumulated amortization.

Financial assets and liabilities are offset and the net amount presented when, and only when, there is a legal right to offset the amounts and the intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

- Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Lease

At the inception of an agreement is determined whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are with the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases which involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the commencement of the lease against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum future lease payments. Property, plant and equipment are depreciated over the shorter of the estimated useful life of the asset or the lease term.

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by Management, the cost of dismantling the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic benefits for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the Grantor.

Gains and losses derived from write off of an item of property, plant and equipment are determined by comparing the resources produced by disposal with the carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession,  but determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

3.5 Intangible assets

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured at the difference between the amount paid and/or payable for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is measured at cost less accumulated impairment losses. Goodwill and other intangible assets, if any, with indefinite useful lives are not subject to amortization and are tested annually for impairment.

Negative goodwill is recorded as gain in the income statement in the year of the business acquisition.

In the individual financial statements, fair value adjustments (added value) of net assets acquired in business combinations are included in the carrying amount of the investment and the amortization is stated in the individual statement of income under “income from equity in subsidiaries” in accordance with ICPC 09 (R1). In the consolidated financial statements the amount is stated as intangible and the amortization is classified in the consolidated statement of profit and loss as “amortization of intangible concession asset” under other operating expense.

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

 i.       Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized over the remaining term of the concessions, on a straight-line basis or based on the net income curves projected for the concessionaires, as applicable.

ii.       Investments in infrastructure (Application ICPC01 (R1) and IFRIC 12 – Concession agreements): under the electric energy distribution concession agreements with the subsidiaries, the intangible asset recorded corresponds to the concessionaires' right to charge the consumers for use of the concession infrastructure. Since the exploitation term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the economic benefits. For further information see note 3.1.

The infrastructure components are directly tied to the Company's operation and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. In Resolution 20, of 3 February 1999, ANEEL authorizes public electric energy utilities concessionaires to release from their assets property and assets considered to be of no use to the concession, in accordance with articles 63 and 64 of Decree 41,019, of February 26, 1957, as amended by Decree 56,227 of April 30, 1965.

iii.        Public utilities: upon certain generation concessions were granted the concessionaires assumed an obligation to pay the federal government for use of public assets. On the signing date of the respective agreements the Company’s subsidiaries recoded intangible assets and the corresponding liabilities at fair value. The intangible assets, capitalized by interest incurred on the obligation until the start-up date, are amortized on a straight-line basis over the remaining term of each concession.

3.6 Impairment

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities for both specific asset and at a collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and shown in an allowance account against receivables. When a subsequent event indicates that the amount of impairment loss has decreased, this reduction is reversed to credit through profit or loss.

•       Available-for-sale: as the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit or loss.

In the case of financial assets recorded at amortized cost and/or debt instruments classified as available-for-sale, if an increase (gain) is identified in subsequent periods, the impairment loss is reversed through profit or loss. However, any subsequent recovery in the fair value of an impaired equity instrument classified as available-for-sale is recognized in other comprehensive income.

- Non-financial assets

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually for impairment to assess whether the asset's carrying amount does not exceed its recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill, concession asset) are segregated and grouped together at the lowest level that generates identifiable cash inflows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill impairment which cannot be reversed in the subsequent period, impairment losses are reassessed annually for any possibility of reversals.

3.7 Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. When applicable, provisions are determined by discounting the expected future cash outflows at a rate that reflects current market assessment and the risks specific to the liability.

3.8 Employee benefits

Certain subsidiaries have post-employment benefits including pension plans, recognized by the accrual method in accordance with CPC 33 (R1) and IAS 19 “Employee benefits” (as revised 2011), and are regarded as sponsors of these plans (note 2.9). Although the plans have particularities, they have the following characteristics:

 i.       Defined contribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of the plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.       Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets as of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, using the projected unit credit method. Actuarial gains and losses  are recognized in Other Comprehensive Income when they occur. Net interest (income and expense are calculated by applying the discount rate in the beginning of the plan net liability or asset and the defined benefit obligation. When applicable, the cost of past services is recorded immediately in profit or loss.

If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Joint ventures

Until December 31, 2012, the Company consolidated joint ventures proportionally. Since January 1,2013, due to adoption of IFRS 11 / CPC 19 (R2) - Joint Arrangements, the Company no longer consolidates proportionally ENERCAN, BAESA, Chapecoense and EPASA, for which the Company´s interests on these entities are accounted for using the equity method of accounting, which is the Company’s new accounting policy to record joint ventures.

The effects of adoption of this pronouncement are shown in note 2.9.

3.10 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the Company´s bylaws. According to CPC 24, IAS 10 and ICPC 08 (R1) a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the present liability criteria at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring an interim dividend and Interest on shareholders’ equity determined in a half-yearly balance sheet. An interim dividend and interest on shareholders’ equity declared at the base date of June 30 is only recorded as a liability in the Company's financial statement after the date of the Board's decision.

Interest on shareholders' equity is treated in the same way as dividends and is also stated in changes in shareholders’ equity. Withholding tax on interest on shareholders' equity is debited against shareholders’ equity when proposed by Management, as it fulfills the obligation criteria at that time.

3.11 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is  supplied. Unbilled revenue related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing of each subsidiary.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized based on the percentage of completion method (“fixed-price”), and losses, if any, are recognized in profit or loss as incurred.

3.12 Income tax and Social contribution

Income tax and Social contribution expense are calculated and recognized in accordance with the legislation in force and comprise current and deferred taxes. Income tax and social contribution are recorded in profit or loss except to the extent that they relate to an item recorded directly in shareholders’ equity or other comprehensive income, where it is recorded net of these taxes effects.

Current taxes are the expected taxes payable or receivable/to be offset on the taxable income or loss. Deferred taxes are recorded for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for taxes purposes and for taxes loss carryforwards.

The Company and certain subsidiaries recorded in their financial statements the effects of taxes loss carryforwards and deductible temporary differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized taxes credits on merged goodwill, which are amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

Deferred taxes assets and liabilities are offset if there is a legally enforceable right to offset current taxes liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that they are no longer probable that the related taxes benefit will be realized.

3.13 Earnings per share

Basic earnings per share are calculated by dividing the profit or loss for the year attributable to the Company’s controlling shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders, adjusted by the effects of instruments that potentially would have impacted the profit or loss for the year by the weighted average of the number of shares outstanding, adjusted by the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 and IAS 33.

3.14 Regulatory assets and liabilities

In accordance with the interpretation of IASB/CPC, regulatory assets and liabilities cannot be recognized in the financial statements of the distribution subsidiaries, as they do not meet the requirements for assets and liabilities described in the Framework for the Preparation and Presentation of Financial Statements. The rights or offsetting are therefore only reflected in the financial statements, after they have been recognized in the energy tariffs, based on the tariff reviews and/or adjustments made conducted by the Grantor and on consumption of electric energy by captive consumers.

3.15 Resources provided by the Energy Development Account (CDE) – Government grants

Government grants are only recognized when it is reasonably certain that the amounts will be received by the Company. They are recorded in profit or loss for the periods in which the Company recognizes as income the discounts granted in relation to the low-income subsidy and other tariff discounts and as expense the costs of hydrological risk, involuntary exposure and ESS charges.

The subsidies received through funds from the CDE (Notes 26.3 and 27.1) relate to offset of discounts granted and expenses already incurred in order to provide immediate financial assistance to the distributors, in accordance with IAS 20 / CPC 07.

3.16 New standards and interpretations adopted

A number of IASB and CPC standards were issued or revised in 2013 and are mandatory for accounting periods beginning on or after January 1, 2013:

a)  Amendments to IFRS 7 - Disclosures - Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 require an entity to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement.

The Company first applied these amendments, retrospectively, in the current financial year.  However, as the Company and its subsidiaries are not party of any offset agreement, the application of the amendments had no significant impact on the disclosures or on the amounts recognized in the financial statements.

b)  New and revised standards on consolidation, joint arrangements, associates and disclosures (IFRS 10 / CPC 36 (R3), IFRS11 / CPC 19 (R2), IFRS 12 / CPC 45).

In the current financial year, the Company adopted the above-mentioned standards, except for IAS 27 (as amended in 2011), as it only refers to separate financial statements (not applicable for the Company and its subsidiaries).

•       IFRS 10 / CPC 36 (R3) - Consolidated Financial Statements

IFRS 10 / CPC 36 (R3) replaces the parts of IAS 27 related to consolidated financial statements and SIC 12 Consolidation — Special Purpose Entities. IFRS 10 / CPC 33 (R3) changes the definition of control so that an investor has control over an investee if it (i) has power over the investee, (ii) is exposed or has rights, to variable returns from its involvement with the investee and (iii) has ability to affect the amount those returns through its power over the investee. An investor must possess all of the above elements to control an investee.

Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Management has analyzed these new concepts and concluded that they have no impact on its financial statements, so that those companies that were previously considered as subsidiaries, associate or jointly controlled entities continued to be classified in the same way.

IFRS 11 / CPC 19 (R2) - Joint arrangements

Previously, IAS 31 covered three types of joint arrangements - jointly controlled entities, jointly controlled operations and jointly controlled assets.

IFRS 11 / CPC 19 (R2) classifies joint arrangements into two types - joint operations and joint ventures.  Classification is based on the rights and obligations of the parties in relation to the arrangements, taking into account the structure, legal form and contractual terms of the arrangement and other relevant facts and circumstances.  Investments in joint ventures are accounted for using the equity method and proportional consolidation is no longer permitted. Investments in jointly controlled operations are accounted for in such a way that each operator recognizes its assets, liabilities, income and expense.

Company management assessed the classification of the investments of Enercan, Baesa, Chapecoense and Epasa in accordance with IFRS 11 / CPC 19 (R2) and concluded that all these investments, previously classified as jointly controlled entities under IAS 31 and consequently accounted for using the proportional consolidation method, should now be classified under IFRS 11 / CPC 19 (R2)  as joint  venture and accounted for using the equity method of accounting.

The change in the method of accounting for these investments was applied in accordance with the relevant transition provisions specified in IFRS 11 / CPC 19 (R2) and the comparative amounts were represented to reflect the change in the accounting for the investments (note 2.9).

•       IFRS 12 / CPC 45 - Disclosure of interests in other entities

IFRS 12 / CPC 45 is a new standard on disclosure applicable to entities with interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, application of IFRS 12 / CPC 45 resulted in more extensive disclosures in the consolidated financial statements (for further details, see notes 2.5 and 12.8).

c)  IFRS 13 / CPC 46 - Fair Value Measurement

This pronouncement establishes a single framework for measuring fair value and disclosures about fair value measurement. It has a wide scope and applies to financial and non-financial instruments in cases where other IFRS standards require or permit measurement of fair value and disclosure of such measurement, except under certain circumstances.

IFRS 13 / CPC 46 provides a new definition of fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in a transaction in the principal market or another more advantageous market at the measurement date, under current market conditions, irrespective of whether this price is directly observable or estimated by another valuation technique. Application is required prospectively from January 1, 2013.

The standard also requires wide-ranging disclosures about fair value measurement.  For instance, quantitative and qualitative disclosures are required based on the fair value hierarchy for all assets and liabilities measured at fair value, or for which the fair value has been disclosed in the financial statements.  Comparative information need not be disclosed for periods before initial application. The Company's assessment is that application of the standard has had no relevant impact.

d)  Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The requirements include the requirement to group other comprehensive income in two categories:

a)     items that will not be reclassified subsequently to profit or loss; and

b)    items that will be reclassified subsequently to profit or loss when specific conditions are met.

The requirements have been applied retrospectively and the presentation of items of other comprehensive income has therefore been amended to reflect these changes. Application of the amendments to IAS 1 has not resulted in any impact on profit or loss, other comprehensive income and total comprehensive income.

e) Amendments to IAS 1 Presentation of the Financial Statements (clarification of the requirements for presenting comparative information)

The annual improvements to IFRS 2009 - 2011 gave rise to various amendments to IFRS.  The most relevant for the Company were those related to presentation of the balance sheet at the beginning of the earliest comparative period presented and the related supporting notes. The amendments specify that a third column of the balance sheet shall be presented when: (a) an entity applies an accounting policy retrospectively or makes a retrospective restatement or reclassification of items in the financial statements; and (b) the retrospective application, restatement or reclassification has a material effect on the information in the third column of the balance sheet. It is not necessary to present the supporting notes for the amounts in the third balance sheet.

As mentioned in note 2.9, the financial statements for 2012 and 2012 are being represented, in accordance with IAS 1.

f)   IAS 19 Employee Benefits (as revised in 2011)

In the current year and applied retrospectively, the Company applied IAS 19 (as revised in 2011), match to CPC 33 (R1),  for the first time. This amendment changes the accounting for defined benefit plans and termination benefits.

The main changes require recognition of any changes in defined benefit obligations and the fair value of plan assets, and thus eliminate the corridor approach, permitted under the previous version of IAS 19 / CPC 33 (R1), and accelerate recognition of past service costs. All actuarial gains and losses are recognized immediately in other comprehensive income so that the net pension plan asset or defined benefit obligation reflects the full amount of the plan deficit or surplus. Additionally, interest cost and expected returns on plan assets used in the previous version of IAS 19 / CPC 33 (R1) are replaced by recording an amount for "net interest" in accordance with IAS 19 (as revised in 2011) / CPC 33 (R1), which is calculated by applying the discount rate to the net amount of the defined benefit obligation or plan assets. Furthermore, IAS 19 (as revised in 2011) / CPC 33 (R1) introduced certain changes in presentation of the defined benefit cost, including more extensive disclosures, such as the sensitivity to significant actuarial assumptions.

In accordance with IAS 1 and IAS 8, the Company adjusted of corridor in January 1, 2012 in Retained Earnings and for comparison reasons adjusted in the Statement  of Income in 2012. The Company applied the relevant transition provisions and restated the comparative amounts retrospectively, as mentioned in note 2.9.

3.17 New standards and interpretations not yet adopted

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2013. Consequently, the Company has not adopted them for the year ended December 31, 2013:

a)     IFRS 9 Financial Instruments

Established new requirements for classification and measurement of financial assets and liabilities. Financial assets are classified in two categories: (i) measured at fair value at initial recognition; and (ii) measured at amortized cost, based on the business model under which they are held and the characteristics of the contractual cash flows.

With regard to financial liabilities, the main change comparing to the requirements of IAS 39 is that any change in fair value of a financial liability designated at fair value through profit or loss attributable to changes in the liability's credit risk to be stated in other comprehensive income and not profit or loss, unless such recognition results in incompatibility in profit or loss.

The adoption was tentatively established for annual periods beginning on or after January 1, 2015, but due to the impairment project phase of IFRS 9 has not yet been completed, the IASB decided that this date would not allow entities sufficient time to prepare for application of the standard. The new date will be set when IFRS 9 nears completion.

In relation to changes in financial assets, the distribution subsidiaries have relevant assets classified as available-for-sale, in accordance with the current requirements of IAS 39. These assets represent the right for compensation at the end of the subsidiaries' concession terms. These instruments are designated as available-for-sale due to their non-classification in any of other three categories established by IAS 39 (loans and receivables, fair value through profit or loss and held-to-maturity).

If these instruments were classified in accordance with the new concepts of fair value or amortized cost, they would be designated and measured at "fair value through profit or loss".  These financial assets correspond to the amount of compensation at the end of the concession, and therefore fall into this category.

Based on a preliminary evaluation of initial adoption of these changes, the Company estimates that there will be no relevant impacts on its financial statements.

b)    Amendments to IAS 32 - Offsetting of Financial Assets and Liabilities

The amendments to IAS 32 clarify the requirements for offsetting (reconciliation of accounts) of financial assets and financial liabilities and address inconsistencies in the current policy for application of the offsetting criteria. The amendments clarify the meaning of "currently has a legal right of set-off"and "simultaneous realization and settlement".

The amendments to IAS 32 are required retrospectively for annual periods beginning on or after January 1, 2014.

Based on a preliminary analysis, the Company does not anticipate relevant impacts on its financial statements.

c)     Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities

The amendments to IFRS 10 define an investment entity and require an entity that reports and falls into this category not to consolidate its subsidiaries, but to measure them at fair value through profit or loss. To classify as an investment entity, an entity shall: (i) obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services; (ii) commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and (iii) measures and evaluates the performance of substantially all of its investments on a fair value basis.

Changes were consequently made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

Based on a preliminary analysis, the Company does not anticipate relevant impacts on its financial statements.

d)    IFRIC 21 - Levies

This interpretation addresses accounting for liabilities for levies if the liability is within the scope of IAS 37. It also addresses accounting for a levy liability for which the amount and term are known.

Adoption is required for annual periods beginning on or after January 1, 2014. Based on a preliminary analysis, the Company does not anticipate relevant impacts on its financial statements.

e)     Addendum to IAS 19 - Defined Benefit Plans Employee contributions

These amendments apply to employees or third-party contributions to the defined benefit plans. The objective of the amendments is to simplify accounting for contributions that do not relate to the years of service of the employee, e.g. employee contributions that are calculated in accordance with a fixed percentage of the salary. These amendments are effective from July 1, 2014. Based on a preliminary analysis, the Company does not anticipate relevant impacts on its financial statements.

f)      Amendments to IAS 36 - Recoverable amount disclosures for non-financial assets

The amendments to IAS 36 address the disclosure of information about the recoverable amount of assets if based on fair value less costs of disposal.

Retrospective application of the amendments is required for annual periods beginning after January 1, 2014.

Based on a preliminary analysis, the Company does not anticipate relevant impacts on its financial statements.

(4)   DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13/CPC 46, which define fair value as an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair values of intangible assets are calculated using quoted prices in an active market. Where there is no active market, the fair value will be what the Company would have paid for the intangible assets, on the acquisition date, in an arm’s length transaction between knowledgeable, willing parties based on the best information available.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available,  from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 34).

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the Grantor. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Provisional Measure 579 of September 11, 2012, converted into Law nº 12,783 on January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, as under Provisional Measure 579, compensation will be based at least on valuation of the assets using the new replacement value model.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the Grantor and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)   CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Bank balances	936	741	132,130	239,212
Short-term financial investments	989,737	141,095	4,074,292	2,195,822
Overnight investment (a)	-	-	46,809	18,173
Bank deposit certificates (b)	-	-	377,556	228,818
Repurchase agreements with debentures (b)	-	-	8,970	12,850
Investment funds (c)	989,737	141,095	3,640,957	1,935,982
Total	990,672	141,835	4,206,422	2,435,034

a)     Overnight investment, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates and secured debentures conducted with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

c)     Amounts invested in an Exclusive Fund, involving investments subject to floating rates to the CDI and tied to federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of CDI.

(6)   CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2013 and 2012:

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	December 31, 2013	December 31, 2012 restated
Current
Consumer classes
Residential	263,143	201,332	36,148	500,623	640,582
Industrial	107,916	46,494	25,543	179,953	225,681
Commercial	121,503	39,663	12,662	173,828	216,422
Rural	27,905	5,919	1,199	35,023	45,801
Public administration	29,558	3,939	409	33,906	45,111
Public lighting	25,357	3,053	9,724	38,134	49,753
Public utilities	36,362	4,430	390	41,182	49,335
Billed	611,744	304,830	86,075	1,002,649	1,272,683
Unbilled	627,852	-	-	627,852	597,556
Financing of consumers' debts	64,586	7,533	56,663	128,782	137,246
Free energy	4,161	-	-	4,161	3,764
CCEE transactions	21,313	-	-	21,313	18,954
Concessionaires and licensees	324,535	-	-	324,535	264,268
Allowance for doubtful accounts	-	-	(125,758)	(125,758)	(112,239)
Other	24,254	-	-	24,254	22,794
Total	1,678,446	312,363	16,980	2,007,789	2,205,024

Non current
Financing of consumers' debts	120,042	-	-	120,042	136,368
Allowance for doubtful accounts	(7,489)	-	-	(7,489)	(16,240)
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and licensees	-	-	-	-	228
Total	153,854	-	-	153,854	161,658

Financing of consumers' debts - Refers to the negotiation of overdue receivables from consumers, principally public utilities. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' Managements for unsecured amounts and losses regarded as probable.

Electric Energy Trading Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the short-term market. The noncurrent amount receivable mainly comprises: (i) adjustments of entries made by the CCEE in response to certain legal decisions (preliminary orders) in the accounting processes for the period from September 2000 to December 2002; and (ii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no valuation allowance was recorded for these transactions.

Concessionaires and licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração, CPFL Brasil and CPFL Renováveis.

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other Credits (note 11)	Total
At January 1, 2012 restated	(85,314)	-	(85,314)
Allowance for doubtful accounts	(165,620)	(22,000)	(187,620)
Recovery of revenue	23,809	-	23,809
Write-off of accounts receivable and provisioned	98,646	-	98,646
At December 31, 2012 restated	(128,478)	(22,000)	(150,479)
Allowance for doubtful accounts	(111,768)	3,999	(107,769)
Recovery of revenue	35,016	2,429	37,445
Write-off of accounts receivable and provisioned	71,984	2,421	74,405
At December 31, 2013	(133,247)	(13,151)	(146,398)

Current	(125,758)	(12,930)	(138,688)
Noncurrent	(7,489)	(221)	(7,710)

(7)   RECOVERABLE TAXES

	Parent company		Consolidated
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Current
Prepayments of social contribution - CSLL	393	401	3,054	2,690
Prepayments of income tax - IRPJ	1,301	1,092	5,767	10,889
IRRF on interest on equity	14,091	17,143	14,537	17,654
Income tax and social contribution to be offset	807	850	14,731	22,891
Withholding tax - IRRF	13,218	5,736	106,627	63,512
ICMS to be offset	-	-	77,559	84,487
Social Integration Program - PIS	-	-	6,783	8,808
Contribution for Social Security financing- COFINS	42	42	30,123	36,426
National Social Security Institute - INSS	1	1	2,279	3,194
Other	20	46	972	435
Total	29,874	25,311	262,433	250,987

Noncurrent
Social contribution to be offset - CSLL	-	-	42,848	39,466
Income tax to be offset - IRPJ	-	-	11,851	10,707
ICMS to be offset	-	-	99,777	126,061
Social Integration Program - PIS	-	-	3,073	5,399
Contribution for Social Security financing- COFINS	-	-	14,116	24,621
Other	-	-	1,698	399
Total	-	-	173,362	206,653

Social contribution to be offset – CSLL – In noncurrent, the balance refers primarily to the final favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the normal course of permission by the Federal tax authority in order to systematically offset the credit.

ICMS (VAT) to be offset – mainly refers to the credit recorded on acquisition of assets that result in the recognition of intangible assets and financial assets.

PIS and COFINS – In noncurrent, the balance refers basically to credits recognized by the indirect subsidiary CPFL Renováveis in relation to the acquisition of equipment, which will be realized by depreciation of the equipment.

Withholding tax - IRRF –  The balance at December 31, 2013 relates mainly to the settlement of derivative instruments.

(8)   DEFERRED TAXES

8.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Social contribution credit/(debit)
Tax losses carryforwards	41,245	43,686	47,660	47,490
Tax benefit of merged goodwill	-	-	121,820	137,773
Deductible temporary differences	511	1,779	(185,861)	(198,344)
Subtotal	41,756	45,465	(16,381)	(13,081)

Income tax credit / (debit)
Tax losses carryforwards	123,429	130,587	141,113	141,154
Tax benefit of merged goodwill	-	-	416,418	468,844
Deductible temporary differences	612	1,359	(519,615)	(553,215)
Subtotal	124,042	131,947	37,917	56,783

PIS and COFINS credit/(debit)
Deductible temporary differences	-	-	30,025	58,353

Total	165,798	177,411	51,560	102,054

Total tax credit	165,798	177,411	1,168,706	1,257,787
Total tax debit	-	-	(1,117,146)	(1,155,733)

8.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which has been incorporated and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 01. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in note 14.

	Consolidated
	December 31, 2013		December 31, 2012 restated
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	68,938	191,495	77,253	214,590
CPFL Piratininga	16,148	55,414	17,662	60,609
RGE	31,342	129,436	34,268	141,518
CPFL Santa Cruz	1,757	5,525	2,655	8,349
CPFL Leste Paulista	939	2,863	1,493	4,545
CPFL Sul Paulista	1,386	4,332	2,151	6,712
CPFL Jaguari	824	2,516	1,299	3,950
CPFL Mococa	485	1,499	807	2,502
CPFL Geração	-	23,282	-	25,613
CPFL Serviços	-	57	186	455
Total	121,820	416,418	137,773	468,844

8.3 - Accumulated balances on Deductible temporary differences:

	Consolidated
	December 31, 2013			December 31, 2012 restated
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Reserve for tax, civil and labor risk	32,746	90,959	-	22,700	63,587	-
Post-employment benefit obligation	2,004	5,566	-	1,387	4,850	-
Allowance for doubtful accounts	13,379	37,163	-	13,274	36,871	-
Free energy provision	5,429	15,081	-	4,884	13,569	-
Research and Development and Energy Efficiency Programs	11,471	31,864	-	12,570	34,913	-
Reserves related to personnel	3,522	9,785	-	3,151	8,741	-
Depreciation rate difference	7,212	20,033	-	7,599	21,108	-
Recognition of the concession - adjustment of intangible assets (IFRS/CPC)	(1,798)	(4,995)	-	(2,024)	(5,621)	-
Recognition of the concession - financial adjustment (IFRS/CPC)	(36,093)	(100,258)	(22)	(43,062)	(119,617)	-
Reversal of regulatory assets and liabilities (IFRS/CPC)	27,218	75,605	30,046	48,048	133,468	57,475
Actuarial losses (IFRS/CPC)	33,178	92,464	-	25,587	71,365	-
Other adjustments changes in practices (IFRS/CPC)	13,758	38,081	-	12,247	34,020	-
Accelerated depreciation	(9)	(26)	-	(48)	(133)	-
Other	4,719	9,606	-	9,509	20,211	878
Deductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(65,079)	(180,774)	-	(69,017)	(189,597)	-
Deductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	27,050	75,138	-	28,644	79,566	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(6,970)	(19,360)	-	(7,255)	(20,132)	-
Value added of assets received from the former ERSA	(93,120)	(258,667)	-	(96,452)	(267,924)	-
Intangible asset - exploration right/authorization Jantus, Santa Luzia, Complex Atlântica and BVP	(155,471)	(431,863)	-	(163,767)	(454,907)	-
Other temporary differences	(9,006)	(25,016)	-	(6,319)	(17,553)	-
Total	(185,861)	(519,615)	30,025	(198,344)	(553,215)	58,353

8.4 Estimate of recovery

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee, in accordance with the following table:

Expectation of recovery	Parent company	Consolidated
2014	9,478	226,376
2015	15,205	179,005
2016	17,136	109,404
2017	15,536	77,941
2018	13,931	73,981
2019 a 2021	36,619	187,500
2022 a 2024	29,253	143,305
2025 a 2027	22,384	127,223
2028 a 2030	6,257	6,257
2031 a 2033	-	37,714
Total	165,798	1,168,706

8.5 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2013 and 2012:

	Parent company
	2013		2012 restated
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	974,942	974,942	1,231,197	1,231,197
Adjustments to reflect effective rate:
Equity in subsidiaries	(1,022,779)	(1,022,779)	(1,281,414)	(1,281,414)
Amortization of intangible asset acquired	(28,037)	-	(28,564)	-
Tax incentive - Exploitation profit	163,170	163,170	206,414	206,414
Other permanent additions, net	6,357	7,037	10,175	10,976
Calculation base	93,654	122,370	137,808	167,173
Statutory rate	9%	25%	9%	25%
Tax debit result	(8,429)	(30,593)	(12,403)	(41,793)
Tax credit (not recorded) / recorded, net	172	1,326	(898)	149
Total	(8,257)	(29,267)	(13,301)	(41,645)

Current	(6,138)	(19,772)	(8,791)	(29,692)
Deferred	(2,119)	(9,495)	(4,510)	(11,953)

	Consolidated
	2013		2012 restated
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	1,519,200	1,519,200	1,877,998	1,877,998
Adjustments to reflect effective rate:
Equity in subsidiaries	(120,868)	(120,868)	(120,680)	(120,680)
Amortization of intangible asset acquired	101,886	131,161	107,888	137,747
Tax incentives - PIIT (Technological innovation incentive program)	(10,882)	(10,882)	(11,895)	(11,895)
Effect of presumed profit system	(42,151)	(74,675)	(103,369)	(146,158)
REFIS - Law n° 11.941/2009 - art 4°	(12,739)	(12,739)	-	-
Adjustment of excess and surplus revenue of reactive	74,318	74,318	32,260	32,260
Tax incentive - Exploitation profit	-	(53,200)	-	(41,756)
Other permanent additions, net	50,489	15,871	125,606	101,119
Calculation base	1,559,254	1,468,187	1,907,810	1,828,636
Statutory rate	9%	25%	9%	25%
Tax debit result	(140,333)	(367,047)	(171,703)	(457,159)
Tax credit (not recorded) / recorded, net	(16,422)	(46,361)	(6,315)	(35,759)
Total	(156,755)	(413,408)	(178,017)	(492,919)

Current	(147,107)	(374,874)	(228,710)	(610,418)
Deferred	(9,648)	(38,534)	50,692	117,499

Amortization of intangible asset acquired –  Refers to the non-deductible portion of amortization of intangible assets derived from the acquisition of investees. In 2013, these amounts were classified at the parent company under equity income, in closer conformity with ICPC 09 (R1) (Note 13).

Tax credit (not recorded) / recorded, net – Credits not recorded/recorded by the Company on tax loss carryforwards in the light of a revision of projections, which resulted in a margin recorded to complete the accounting entries.

8.6 Unrecognized tax credits

The parent company has unassessed tax loss and social contribution carryforwards amounting to R$ 121,621 that could be recognized in the future, in accordance with reviews of the annual projections of taxable income.

Some subsidiaries also have income tax and social contribution credits on tax loss carryforwards that were not recognized as it could not be reliable estimated whether future taxable profit will be available against which they can be utilized. In December 31, 2013, the main subsidiaries that have such credits of Income Tax and Social Contribution are CPFL Renováveis (R$ 125,072), Sul Geradora (R$ 72,523) e CPFL Jaguari Geração (R$ 1,779). There is no prescriptive period for use of the tax loss carryforwards.

(9)   LEASES

Activities to provide services and leases equipment relating to power self-produced, are mainly performed by the subsidiary CPFL Serviços, in which it is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

The essence is to lease equipment of own power production in order to attend the customers who require higher consumption of electricity at peak hours (when tariffs are higher). In addition, the company offers maintenance and operation services.

The subsidiary constructs the power generation plant at the customer’s place. Since the equipment is operating, the customer makes monthly fixed payments.

These investments are recorded at present value of the minimum lease payments receivable. These payments received are recorded as amortization of the minimum lease payments and the financial revenue is recorded in the profit or loss in accordance with the effective interest rate during the lease term.

The investments produced financial income during 2013 were R$ 14,615 (R$ 12,031 in 2012).

	Consolidated
	December 31, 2013	December 31, 2012 restated
Gross investment	93,398	93,541
Financial income unrealized	(44,824)	(52,098)
Present value of minimum lease payments receivable	48,574	41,443

Current	10,757	9,740
Noncurrent	37,817	31,703

	Within 1 year	1 to 5 years	Over 5 years	Total
Gross investment	15,202	45,949	32,248	93,398
Present value of minimum lease payments receivable	10,757	26,090	11,727	48,574

At December 31, 2013, there are no (i) unsecured residual amounts that benefit the lessor; (ii) provisions for uncollectible minimum lease payments receivable; or (iii) contingent payments recognized as revenue during the period.

(10)  FINANCIAL ASSET OF CONCESSION

Consolidated

At January 1, 2012 restated	1,376,664
Noncurrent	1,376,664

Additions	555,101
Effect of changing in amortization rates	294,785
Change in the expectation of cash flow	159,195
Disposal	(10,211)
Compensation SHP Rio do Peixe II	1,706

At December 31, 2012 restated	2,377,240
Current	34,444
Noncurrent	2,342,796

Additions	536,417
Change in the expectation of cash flow	(66,620)
Receipt	(34,444)
Disposal	(12,659)
Spin-off generation activity on the distribution (note 12.3)	(12,862)

As of December 31, 2013	2,787,073
Noncurrent	2,787,073

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on reversal of the assets to the granting authority at the end of the concession.

For the energy distribution, in accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and it is realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recorded against the financial income/expense account in profit or loss for the year, in accordance with the new replacement amount (“VNR” methodology).

For the energy transmission, remuneration for this asset is recognized in accordance with the internal rate of return, which takes into account the investment made and the allowed annual income (“RAP”)to be received during the remaining term of the concession.

The adjustment in the estimated cash flow includes an (i) expense of R$ 66,851 in relation of the distribution subsidiaries, set against financial expense; and (ii) income of R$ 231 in relation of the subsidiary CPFL Transmissão, set against other operating income, since this is component of the allowed annual income for the use of network to ONS (National System Operator).

The amount of R$ 36,917 (originally R$ 34,444 established in current assets and updated until the receiving) was received in 2013, represented by the residual balance of the assets of the concession infrastructure, at replacement values on the transaction date, in relation to compensation for the concession for the Rio do Peixe II Plant, previously held by the subsidiary CPFL Leste Paulista.

As mentioned in note 12.3, as a result of the corporate restructuring in June 2013, the generation assets of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, and CPFL Mococa were spun off and transferred to CPFL Centrais Geradoras. The financial concession asset of R$ 12,862 related to the generation assets previously recorded for those subsidiaries was also transferred to the subsidiary CPFL Centrais Geradoras, forming part of the subsidiary's total fixed assets.

(11)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Advances - Fundação CESP	9,113	7,784	-	-
Advances to suppliers	17,159	17,917	-	-
Pledges, funds and tied deposits	7,695	53,566	174,538	191,931
Fund tied to foreign currency loans	-	-	-	34,287
Orders in progress	273,496	221,883	-	-
Outside services	6,929	8,214	-	-
Advance to energy purchase agreements	14,614	47,832	30,981	40,254
Collection agreements	61,771	65,214	-	-
Prepaid expenses	39,207	9,258	1,359	3,132
Receivables from Resources provided by the Energy Development Account - CDE	170,543	24,972	-	-
Receivables - Business Combination	-	-	13,950	13,950
Advances to employees	11,097	6,806	-	-
Allowance for doubtful accounts	(12,930)	(20,603)	(221)	(1,397)
Other	74,689	68,040	75,488	61,657
Total	673,383	510,880	296,096	343,814

Pledges, funds and tied deposits: collateral offered to guarantee CCEE operations and short-term cash investments required by the subsidiaries’ loans contracts.

Orders in progress: Encompasses costs and revenue related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs, introduced by resolutions 300/2008 and 316/2008 applied until October 2012 and amended by resolution 504/2012 . On termination of the respective projects, balances are amortized against the respective liability recorded in Other Accounts Payable (note 23).

Advance to energy purchase agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

Collection agreements: Refers to (i) agreements between the distributors and city halls and companies for collection  through the electric energy bills and subsequent pass-through  of amounts related to public lighting, newspapers, healthcare, residential insurance, etc.; e (ii) receipts by  CPFL Total, to be passed on subsequently to the customers who use the collection services provided by that subsidiary.

Receivables from Resources provided by the Energy Development Account - CDE – refer to: (i) low income subsidies totaling R$ 11,808; (ii) other tariff discounts granted to consumers amounting to R$ 70,254; and (iii) increases related to System Service Charge (“ESS”) – energy security, hydrological risk, involuntary exposure and CVA for System Service Charge ESS and energy, amounting to R$ 88,481.

(12)  INVESTMENTS

	Parent company		Consolidated
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Permanent equity interests - equity method
By equity method of the subsidiary	5,430,352	4,867,886	1,018,565	1,006,771
Value-added of assets, net	983,518	1,114,676	14,116	15,355
Goodwill	6,054	6,054	-	-
Total	6,419,924	5,988,616	1,032,681	1,022,126

12.1 - Permanent equity interests in jointly controlled entities – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		December 31, 2013				December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	209,854	7,178,481	209,854	1,186,113	620,412	1,186,113	418,421	620,412	423,757
CPFL Piratininga	53,031,259	2,640,008	99,900	384,609	82,985	384,609	215,944	82,985	142,535
CPFL Santa Cruz	371,772	356,681	63,858	100,369	(143)	100,369	107,664	(143)	24,182
CPFL Leste Paulista	895,733	155,983	24,145	60,578	6,826	60,578	67,149	6,826	9,646
CPFL Sul Paulista	463,482	192,453	21,041	51,432	6,743	51,432	68,867	6,743	19,622
CPFL Jaguari	212,126	167,553	16,294	23,261	(6,631)	23,261	43,952	(6,631)	10,694
CPFL Mococa	121,761	122,812	14,797	34,145	15,482	34,145	38,345	15,482	7,100
RGE	807,169	3,517,184	919,464	1,254,557	126,851	1,254,557	1,289,756	126,851	320,757
CPFL Geração	205,487,717	5,717,271	1,039,619	2,116,833	239,561	2,116,833	2,534,388	239,561	318,149
CPFL Jaguari Geração (*)	40,108	53,090	40,108	48,356	8,962	48,356	48,102	8,962	10,185
CPFL Brasil	2,999	438,617	2,999	35,246	36,426	35,246	(81,923)	36,426	105,627
CPFL Planalto (*)	630	5,120	630	(115)	(702)	(115)	587	(702)	5,058
CPFL Serviços	1,528,988	162,485	66,620	77,078	7,445	77,078	73,056	7,445	9,140
CPFL Atende (*)	1	26,701	13,991	13,746	624	13,746	15,187	624	2,775
Nect (*)	2,059	18,958	2,059	5,999	5,796	5,999	4,646	5,796	5,750
CPFL Total (*)	19,005	45,331	19,005	20,893	3,226	20,893	21,555	3,226	2,683
CPFL Jaguariuna (*)	189,620	2,770	2,926	2,512	325	2,512	2,187	325	209
CPFL Telecom	19,900	24,549	20	(1,311)	(1,313)	(1,311)	2	(1,313)	(3)
CPFL Centrais Geradoras	14,976	18,601	14,976	16,041	1,065	16,041	-	1,065	-
CPFL Participações	10	-	-	10	-	10	-	-	-
Subtotal - By shareholders' equity of the subsidiary						5,430,352	4,867,886	1,153,940	1,417,867
Amortization of added value on assets						-	-	(131,161)	(136,453)
Total						5,430,352	4,867,886	1,022,779	1,281,414
(*) numebr of quotas

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 131,161 (R$136,453 in 2012) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in conformity with ICPC 09 (R1).

The changes in investments in subsidiaries, in the parent company, in the years of 2013 and 2012 are shown below:

Investment	Investment as of December 31, 2012 restated	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Changes in Shareholders’ Equity	Dividend and Interest on shareholders’ equity receivable	Corporate restructuring	Other	Investment as of December 31, 2013
CPFL Paulista	418,421	-	620,412	308,784	-	(161,504)	-	-	1,186,113
CPFL Piratininga	215,944	-	82,985	122,403	-	(36,722)	-	-	384,609
CPFL Santa Cruz	107,664	-	(143)	-	-	(7,156)	-	4	100,369
CPFL Leste Paulista	67,149	-	6,826	-	-	(11,522)	(1,971)	96	60,578
CPFL Sul Paulista	68,867	-	6,743	-	-	(17,264)	(7,090)	176	51,432
CPFL Jaguari	43,952	-	(6,631)	-	-	(12,145)	(1,920)	4	23,261
CPFL Mococa	38,345	-	15,482	-	-	(17,242)	(2,443)	3	34,145
RGE	1,289,756	-	126,851	23,010	-	(185,060)	-	-	1,254,557
CPFL Geração	2,534,388	-	239,561	6,029	59,308	(532,152)	(190,300)	-	2,116,833
CPFL Jaguari Geração	48,102	-	8,962	-	-	(8,709)	-	-	48,356
CPFL Brasil	(81,923)	-	36,426	-	-	(109,557)	190,300	-	35,246
CPFL Planalto	587	-	(702)	-	-	-	-	-	(115)
CPFL Serviços	73,056	-	7,445	-	-	(3,422)	-	-	77,078
CPFL Atende	15,187	-	624	-	-	(2,066)	-	-	13,746
Nect	4,646	-	5,796	-	-	(4,443)	-	-	5,999
CPFL Total	21,555	-	3,226	-	-	(3,888)	-	-	20,893
CPFL Jaguariuna	2,187	-	325	-	-	-	-	-	2,512
CPFL Telecom	2	-	(1,313)	-	-	-	-	-	(1,311)
CPFL Centrais Geradoras	-	1,553	1,065	-	-	-	13,424	-	16,041
CPFL Participações	-	10	-	-	-	-	-	-	10
	4,867,886	1,563	1,153,940	460,226	59,308	(1,112,851)	-	283	5,430,352

Investment	Investment as of January 1, 2012 restated	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Dividend and Interest on shareholders’ equity receivable	Corporate restructuring	Investment as of December 31, 2012 restated
CPFL Paulista	981,355	-	423,757	(409,505)	(577,188)	-	418,419
CPFL Piratininga	422,748	-	142,535	(136,628)	(212,712)	-	215,943
CPFL Santa Cruz	116,634	-	24,182	-	(33,151)	-	107,665
CPFL Leste Paulista	68,587	-	9,646	-	(11,085)	-	67,148
CPFL Sul Paulista	64,465	-	19,622	-	(15,220)	-	68,867
CPFL Jaguari	43,430	-	10,694	-	(10,172)	-	43,952
CPFL Mococa	37,634	-	7,100	-	(6,389)	-	38,345
RGE	1,248,194	-	320,757	(13,020)	(266,175)	-	1,289,756
CPFL Geração	2,491,649	-	318,149	(13,072)	(262,018)	(320)	2,534,388
CPFL Jaguari Geração	47,909	-	10,185	-	(9,991)	-	48,103
CPFL Brasil	(112,633)	56,699	105,627	-	(73,605)	(58,011)	(81,923)
CPFL Planalto	8,225	-	5,058	-	(12,696)	-	587
CPFL Serviços	25,330	-	9,140	-	(8,068)	46,654	73,056
CPFL Atende	14,329	-	2,775	-	(1,917)	-	15,187
Nect	3,859	-	5,750	-	(4,963)	-	4,646
CPFL Total	-	10,000	2,683	-	(1,168)	10,040	21,555
CPFL Jaguariuna	1,977	-	209	-	-	-	2,186
CPFL Telecom	-	6	(3)	-	-	-	3
	5,463,693	66,706	1,417,867	(572,225)	(1,506,518)	(1,638)	4,867,886

 In the financial statements, the investment balances correspond to the interest in the entities accounted for by the equity method:

	December 31, 2013	December 31, 2012 restated	2013	2012 restated
CPFL Geração's investment	Shareholders equity interest		Equity in subsidiaries

Baesa	153,175	148,606	4,618	(6,476)
Enercan	391,728	393,738	67,640	68,493
Foz do Chapecó	390,822	370,627	60,809	46,501
EPASA	82,839	93,801	(10,961)	13,457
Net residual value of set up of assets	14,116	15,355	(1,238)	(1,294)
	1,032,681	1,022,126	120,868	120,680

12.2 Corporate restructuring CPFL Brasil and CPFL Geração

In order to simplify the corporate structure and centralize the energy generation operations on the subsidiary CPFL Geração, the assets and liabilities related to the investment previously held by CPFL Brasil in subsidiary CPFL Renováveis were spun-off incorporated by CPFL Geração. Consequently, as from January 1, 2013, the date base of the spin-off, the subsidiary CPFL Geração holds directly the entire interest in subsidiary CPFL Renováveis.

The net assets spun-off from the subsidiary CPFL Brasil, as of December 31, 2012, were R$ 1, comprised of (i) cash and cash equivalents of R$ 19; (ii) investment in CPFL Renováveis of R$ 905,281, (iii) acquisition goodwill of R$ 190,300; and (iv) debt of R$ 1,095,599 net of issuance costs. For the subsidiary CPFL Brasil, the spin-off represented a capital decrease of R$ 1, re-established simultaneously by the Company by a capital contribution of the same amount.

The goodwill of R$ 190,300 was recognized in the subsidiary CPFL Brasil at the time of the CPFL Renováveis business combination in 2011, as the subsidiary does not have control of its operations, and is therefore regarded as an associate. This transaction was accounted for at the time in the Company’s equity as a transaction between partners in the Company to have control. Since the  subsidiary CPFL Geração obtained control over CPFL Renováveis with the corporate restructuring in March 2013, the subsidiary CPFL Geração recognized the transaction in the same way as the Company, i.e., the amount of R$ 190,300 was recognized in the shareholders’ equity of that subsidiary.

In relation to the spun-off debt, corresponding to the issue of debentures, the subsidiary CPFL Geração issued new debentures to replace those issued by CPFL Brasil, with the same cost, amortization term and interest rate characteristics.

12.3 – Corporate restructuring of CPFL Centrais Geradoras, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa

On July 31, 2013, to comply de Decree 7,805/12 and Law 12,783/13 in relation to deverticalization of generation operation contained in distributors companies, the Company put into effect the corporate restructuring which resulted in the spin-off of the generation assets of the distributors CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, which held the Rio do Peixe I, Rio do Peixe II,  Santa Alice, Macaco Branco, Lavrinha, São José, Turvinho,  Pinheirinho and São Sebastião SHPs. These assets were transferred to CPFL Centrais Geradoras and the Company holds 100% of the capital of the direct subsidiary CPFL Centrais Geradoras.

The net equity of the distribution subsidiaries spun-off, as of July 31, 2013, is R$13,424, as follows:

Net assets
Assets
Cash and cash equivalents	2,227
Financial asset of concession	12,861
Intangible assets	553
Other assets	8

Liabilities
Accrued liabilities	72
Deffered taxes debits	2,134
Profit sharing	20
-
Net assets	13,424

The restructuring between the subsidiaries had no impact on the Company's financial statements

12.4 – IPO of CPFL Renováveis

The initial public offer of 28 million common shares, second offer of 43.9 million common shares and complementary offer of 1.2 common shares of the subsidiary CPFL Renováveis, all registered, book-entry, with no face value and free and clear of any and encumbrance or lien, were completed on August 19, 2013. A total of 73.1 million shares were offered, at R$ 12.51 each, amounting to R$ 914,686. The operation raised a gross amount (i) of R$ 364,687 with the initial and complementary offer, which will be held in the capital account until the price per share equals capital divided by the total number of shares at March 31, 2013, date of the latest carrying information available prior to the offer; the remaining amount of net resources was registered in the capital reserve account; and (ii) R$ 549,999 million with the second offer.  Fund-raising costs of R$ 36,187 were incurred in the transaction.

As a result of the above-mentioned transaction, the indirect interest in CPFL Renováveis was reduced from 63% to 58.84%, by the subsidiary CPFL Geração,  and a positive impact of R$ 59,308 related to the change in the interest was accounted for as an equity transaction in accordance with ICPC 09 (R1) / IFRS10 and recorded directly in the shareholder’s equity, in a capital reserve account.

12.5 - Dividends and Interest on shareholders’ equity receivable:

On 31 December 2013 and 2012, the Company has the following amounts receivable from subsidiaries below, relating to dividends and interest on shareholders’ equity

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
CPFL Paulista	389,872	254,294	34,879	12,683	424,751	266,978
CPFL Piratininga	117,816	88,211	11,267	5,879	129,083	94,090
CPFL Santa Cruz	19,764	14,481	3,916	2,043	23,681	16,524
CPFL Leste Paulista	10,323	-	940	-	11,263	-
CPFL Sul Paulista	21,095	5,153	2,165	1,130	23,260	6,282
CPFL Jaguari	11,422	-	723	-	12,145	-
CPFL Mococa	15,919	-	1,166	-	17,085	-
RGE	-	-	25,039	-	25,039	-
CPFL Jaguari Geração	4,709	-	-	-	4,709	-
CPFL Planalto	5,101	5,101	-	-	5,101	5,101
CPFL Serviços	9,080	7,139	1,601	646	10,681	7,785
CPFL Atende	1,389	1,102	624	357	2,013	1,459
Nect Serviços	7,696	3,253	-	-	7,696	3,253
CPFL Total	792	-	404	-	1,196	-
	614,977	378,735	82,725	22,738	697,702	401,473

After decisions by the Annual and Extraordinary General Meeting (AGMs/EGMs) of its subsidiaries, in the first half-year the Company recognized R$ 920,510 as dividends and interest on shareholders’ equity receivable for 2012. The subsidiaries also declared interim interest on shareholders’ equity of R$ 72,450 (R$ 61,582 net of withholding tax) in 2013 and R$ 106,283 as interim dividends, in relation to the first half-year of 2013. After approval by the Board of Directors in June and August 2013, respectively, these amounts were recognized as receivables.

Of the amounts recorded as receivables, R$ 792,146 was paid to the Company by the subsidiaries.

12.6 – Added value and goodwill

Net adjustment to fair value (added value), upon Business Combination refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated financial statements these amounts are classified under Intangible Assets (Note 14).

12.7 – Business combinations 2013

Rosa dos Ventos Geração e Comercialização de Energia S.A. - RDV

On June 18, 2013, the subsidiary CPFL Renováveis signed a contract for acquisition of 100% of the assets of the Canoa Quebrada windfarms, with installed capacity of 10.5 MW, and Lagoa do Mato, with installed capacity of 3.2 MW, located on the coast of the State of Ceará. Both are operating commercially, and there is a contract with Eletrobrás, through PROINFA (Incentive Program for Alternative Sources of Electric Energy) for all the energy generated by these farms (physical information and energetic capacity measures unaudited).

On February 27, 2014 the Company concluded the Rosa dos Ventos acquisition. The total purchase price is R$ 103,367, which includes: (i) the amount of R$ 70,296 paid to the seller; and (ii) assumption of Rosa dos Ventos’ net debt of R$ 33,071. These amounts may be adjusted by the closing date of the Financial Statement, in accordance with the share purchase agreement (Note 38.8).

12.7.1  Additional information about acquisition

a) Considerations to be transferred

The estimated consideration to be transferred in cash is R$ 70,296.

b) Assets acquired and liabilities to be recognized on the acquisition date

The following amounts are the Company's best estimate for the acquisition of Rosa dos Ventos at fair value:

Rosa dos Ventos
(estimated)
Current assets
Cash and cash equivalents	1,992
Other current assets	6,350

Noncurrent assets
Ficuciary investments	4,191
Property, plant and equipment	51,122
Intangible - exploitation rights	64,689

Current liabilities	2,972

Noncurrent liabilities
Loans, Financings and Debentures	33,081
Deferred taxes on exploitation rights	21,995
Net assets acquired	70,296
To be transferred	70,296

In the acquisition price allocation process, the intangible asset of the right to explore the regulated activity is identified and supported by a financial valuation report. These amounts,  are amortized on a straight-line basis over the remaining term of the authorizations to operate the venture acquired, which is estimated to be 20 years for Rosa dos Ventos.

c) Outflow of net cash on acquisition of the subsidiary

Rosa dos Ventos
(estimated)
To be transferred in cash	70,296
Less: Balance of cash and cash equivalent acquired	(1,992)
Net cash	68,304

On February 27, 2014 the acquisition of Rosa dos Ventos was concluded and the initial accounting will be prepared based on February 28, 2014. As of December 31, 2013, this acquisition is therefore not accounted for in the Company's books.

12.8 – Participation of non-controlling shareholders and joint ventures:

Disclosure of interests in subsidiaries, as per IFRS 12 and CPC 45, is as follows:

12.8.1 – Changes in the participation of non-controlling shareholders:

	CERAN	CPFL Renováveis		Paulista Lajeado	TOTAL
At January 1, 2012	191,222	1,216,523		77,607	1,485,352
Equity Interests and voting capital	35.00%	37.00%		40.07%

Net equity attributable to noncontrolling shareholders	19,744	3,037		8,029	30,810
Corporate reorganization	-	5,086		-	5,086
Other moving	-	3,309		(80)	3,229
Dividends	(5,875)	-		(8,201)	(14,076)
At December 31, 2012	205,091	1,227,955		77,355	1,510,401
Equity Interests and voting capital	35.00%	37.00%		40.07%

Net equity attributable to noncontrolling shareholders	24,380	(19,851)		7,088	11,617
IPO	-	269,192		-	269,192
Other moving	-	3,566		(69)	3,497
Dividends	(13,140)	-		(6,750)	(19,890)
At December 31, 2013	216,331	1,480,864		77,624	1,774,819
Equity Interests and voting capital	35.00%	41.16%	*	40.07%

* As mentioned in note 12.4, noncontrolling shareholders interests of 37% to June 2013.

In 2013, as a result of the public offer of shares in the subsidiary CPFL Renováveis, there was a change in the corporate interest that did not result in loss of control, generating an effect of R$ 269,192 on the equity of the subsidiary's non-controlling shareholders.

12.8.2 – Summarized financial information for each of the Company's subsidiaries listing the interest of non-controlling shareholders

The summarized financial information at December 31, 2013 and 2012 and for the years ended in 2013, 2012 and 2011 of subsidiaries in which non-controlling interests are as follows:

	December 31, 2013
	CERAN	CPFL Renováveis		Paulista Lajeado
Current assets	110,430	1,040,470		26,529
Cash and cash equivalents	73,686	731,055		14,657
Noncurrent assets	1,090,695	8,454,767		116,739

Current liabilities	96,831	1,082,806		24,241
Financial liabilities	64,921	986,721		1,577
Noncurrent liabilities	486,207	4,834,189		-
Financial liabilities	486,207	3,842,990		-
Shareholders' equity	618,087	3,578,242		119,027
Controlling shareholders´ interest	401,757	2,097,377		41,403
Non-controlling shareholders´ interest	216,331	1,480,864		77,624

Gross operating revenue	286,531	1,087,419		73,055
Net operating revenue	270,511	1,018,612		65,641
Depreciation and amortization	(47,050)	(348,355)		(6)
Interest income	5,928	46,793		615
Interest expense	(44,957)	(305,051)		-
Expense or revenue income tax	(34,884)	(10,607)		(8,044)
Net income	69,657	(55,017)		17,693
Net income attributable to controlling shareholders	45,277	(35,146)		10,603
Net income attributable to noncontrolling shareholders	24,380	(19,871)		7,089

Equity Interests and voting capital	35.00%	41.16%	*	40.07%

	December 31, 2012
	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	83,784	888,206	17,868
Cash and cash equivalents	52,940	640,085	7,063
Noncurrent assets	1,133,839	7,918,457	117,092

Current liabilities	99,107	937,303	16,017
Financial liabilities	69,128	834,156	1,946
Noncurrent liabilities	532,542	4,568,243	525
Financial liabilities	532,542	3,566,025	-
Shareholders' equity	585,974	3,301,117	118,418
Controlling shareholders´ interest	380,883	2,073,162	41,063
Non-controlling shareholders´ interest	205,091	1,227,955	77,355

Gross operating revenue	265,324	860,948	50,138
Net operating revenue	250,595	806,420	47,829
Depreciation and amortization	(49,606)	(288,764)	(6)
Interest income	5,147	40,991	693
Interest expense	(53,141)	(265,226)	-
Expense or revenue income tax	(29,201)	(9,256)	(3,447)
Net income	56,411	8,261	20,039
Net income attributable to controlling shareholders	36,667	5,223	12,009
Net income attributable to noncontrolling shareholders	19,744	3,038	8,029

Equity Interests and voting capital	35.00%	37.00%	40.07%

* As mentioned in note 12.4, noncontrolling shareholders interests of 37% to June 2013

12.8.3 – Joint venture

Summarized financial information of the joint venture at December 31, 2013 and 2012 are as follows:

	December 31, 2013
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Current assets	97,961	58,980	144,018	171,387
Cash and cash equivalents	21,483	36,010	44,924	19,173
Noncurrent assets	1,296,035	1,267,818	3,200,402	644,508
Current liabilities	136,414	131,196	274,679	279,753
Financial liabilities	88,969	125,372	206,968	158,049
Noncurrent liabilities	453,592	583,045	2,303,424	374,763
Financial liabilities	416,513	573,781	2,295,940	374,696
Shareholders' equity	803,990	612,557	766,317	161,379

Gross operating revenue	499,971	307,695	724,778	651,670
Net operating revenue	465,617	277,940	669,126	585,535
Depreciation and amortization	(50,586)	(51,374)	(133,035)	(32,298)
Interest income	14,480	4,386	12,049	972
Interest expense	(45,363)	(39,658)	(140,427)	(37,609)
Expense or revenue income tax	(69,785)	(9,651)	(60,844)	10,750
Net income	138,453	18,026	119,233	(16,442)

Equity Interests and voting capital	48.72%	25.01%	51%	52.75%

	December 31, 2012
Joint venture	Enercan	Baesa	Chapecoense	Epasa
Current assets	111,322	70,177	120,896	213,816
Cash and cash equivalents	27,386	34,272	32,051	8,579
Noncurrent assets	1,360,310	1,319,610	3,301,499	733,470
Current liabilities	138,187	129,139	274,462	276,773
Financial liabilities	86,314	119,157	211,392	244,030
Noncurrent liabilities	525,331	666,363	2,421,214	492,692
Financial liabilities	497,236	658,532	2,406,036	441,680
Shareholders' equity	808,114	594,285	726,719	177,821

Gross operating revenue	449,151	310,870	678,438	403,223
Net operating revenue	418,115	282,114	626,098	362,302
Depreciation and amortization	(60,670)	(120,060)	(135,267)	(34,718)
Interest income	7,646	5,261	8,566	2,026
Interest expense	(55,072)	(50,436)	(163,288)	(47,118)
Expense or revenue income tax	(78,065)	(34,387)	(43,557)	(13,198)
Net income	140,575	(25,896)	91,178	25,510

Equity Interests and voting capital	48.72%	25.01%	51%	52.75%

The loans obtained from the BNDES by the joint ventures ENERCAN, BAESA and Foz do Chapecó establish restrictions on payment of dividends to the subsidiary CPFL Geração in excess of the mandatory minimum of 25% without the prior consent of the BNDES.

12.8.4 – Joint venture operations

Through its fully-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (joint-venture), CPFL Geração as assured of a 51.54% interest in the installed power of 1,275 MW (657 MW) and the guaranteed mean energy of 671 MW (mean 345.8 MW).

12.9 Advance for future capital increase

An advance for a future capital increase ("AFAC") by the Company to the subsidiary CPFL Piratininga was approved on December 26, 2013. An amount of R$ 50,000 was contributed by December 31, 2013.

(13)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At January 1, 2012 restated	131,843	331,446	2,104,415	2,094,687	3,117	14,262	992,954	5,672,725
Historic cost	134,745	540,560	2,527,002	2,946,214	8,152	19,867	992,954	7,169,494
Accumulated depreciation	(2,900)	(209,114)	(422,587)	(851,526)	(5,035)	(5,607)	-	(1,496,770)

Additions	1,185	21,105	18,648	68,574	315	257	983,903	1,093,987
Disposals	(1,192)	(2,086)	(4,002)	(6,020)	(775)	(371)	(68)	(14,514)
Reversal of provision to environmental costs	-	(66,763)	-	-	-	-	-	(66,763)
Transfers	(17,343)	701,548	(557,182)	1,232,197	3,077	3,071	(1,365,368)	-
Reclassification and transfers to other assets - cost	-	-	-	3,939	-	-	(55)	3,884
Reclassification of cost	-	217,435	(333,674)	115,355	14	870	-	-
Depreciation	(3,885)	(15,523)	(74,024)	(188,218)	(1,085)	(2,332)	-	(285,067)
Disposal of depreciation	-	995	157	2,586	696	282	-	4,715
Reclassification and transfers to other assets - depreciation	-	(71,606)	92,615	(20,970)	10	(50)	-	-
Business combination	-	-	65,470	606,620	-	(2)	23,006	695,093

At December 31, 2012 restated	110,609	1,116,551	1,312,422	3,908,751	5,370	15,986	634,372	7,104,060
Historic cost	117,394	1,459,396	1,677,795	5,044,085	10,772	23,956	634,372	8,967,768
Accumulated depreciation	(6,786)	(342,845)	(365,372)	(1,135,334)	(5,402)	(7,969)	-	(1,863,708)

Additions	-	926	2,551	1,000	373	38	926,029	930,916
Disposals	-	-	-	(1,071)	(847)	(24)	(153)	(2,095)
Reversal of provision to environmental costs	-	-	(17,747)	-	-	-	-	(17,747)
Transfers	4,203	13,988	172,530	373,362	19,531	543	(584,156)	-
Reclassification and transfers to other assets - cost	(15)	440	(200)	15,946	17	117	422	16,727
Reclassification of cost	1,286	(104,176)	(119,373)	230,290	3	(343)	(7,687)	-
Depreciation	(4,089)	(43,995)	(71,159)	(206,087)	(2,379)	(2,961)	-	(330,670)
Disposal of depreciation	-	-	-	103	527	15	-	645
Reclassification and transfers to other assets - depreciation	-	(947)	38,524	(35,808)	22	377	-	2,169
Spin-off generation activity on the distribuition - cost	3,953	5,420	3,070	7,443	83	(10)	-	19,959
Spin-off generation activity on the distribuition - depreciation	-	(1,680)	(2,225)	(2,595)	(38)	(6)	-	(6,544)

At December 31, 2013	115,946	986,527	1,318,394	4,291,334	22,661	13,732	968,826	7,717,419
Historic cost	126,820	1,375,993	1,718,629	5,671,053	29,928	24,277	968,826	9,915,527
Accumulated depreciation	(10,874)	(389,466)	(400,235)	(1,379,719)	(7,267)	(10,545)	-	(2,198,107)

Average depreciation rate 2013	3.86%	3.16%	2.75%	3.91%	14.23%	9.38%
Average depreciation rate 2012	3.86%	2.83%	2.99%	4.15%	16.16%	6.50%

In the financial statements, the figure for construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, in particular, the projects of CPFL Renováveis, which has construction in progress of R$ 905,444.

In accordance with CPC 20 (R1) / IAS 23, the interest on loans and financing taken out by the subsidiaries to finance the construction is capitalized during the construction phase. During 2013, R$ 48,339 was capitalized in the financial statements (R$ 32,527 in 2012). For further details on interest capitalized see note 29.

In 2013, the subsidiary CPFL Renováveis completed the review of the property, plant and equipment control of the subsidiary Bons Ventos (“BVP”), and, as a result of this process, transferred the intangible assets and reclassified buildings and improvements to machinery and equipment, both stated in the line “transfers”. The reclassification had no effect on the depreciation expense, as the useful lives of the assets were adequate.

In the consolidated, depreciation expenses are registered in income statement at “depreciation and amortization” (note 28).

At December 31, 2013, the total amount of fixed assets pledged as collateral for loans and financing, as mentioned in Note 16, was approximately R$ 888,213, mainly relating to the subsidiary CPFL Renováveis (R$ 875,802).

Impairment testing: For all the reporting years the Company evaluates whether there are indicators of impairment of its assets that would require an impairment test. The evaluation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and therefore no impairment losses were recognized.

(14)  INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession rights				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utility
At January 1, 2012 restated	6,115	4,103,740	3,584,408	730,807	34,421	75,182	8,534,673
Historical cost	6,152	5,995,056	8,975,287	730,807	38,679	141,498	15,887,479
Accumulated Amortization	(37)	(1,891,315)	(5,390,879)	-	(4,258)	(66,315)	(7,352,804)

Additions	-	792,320	-	1,418,637	-	29,910	2,240,867
Amortization	-	(284,714)	(390,133)	-	(1,419)	(18,713)	(694,979)
Transfer - intangible assets	-	-	961,030	(961,030)	-	-	-
Transfer - financial asset	-	-	(294,785)	(555,101)	-	-	(849,886)
Disposal and transfer - other assets	-	-	(44,091)	-	-	(6,272)	(50,363)
At December 31, 2012 restated	6,115	4,611,347	3,816,428	633,313	33,001	80,108	9,180,312
Historical cost	6,152	6,815,774	9,183,730	633,313	38,679	156,661	16,834,309
Accumulated Amortization	(37)	(2,204,427)	(5,367,301)	-	(5,678)	(76,553)	(7,653,996)

Additions	-	-	-	853,649	-	7,444	861,093
Amortization	-	(296,978)	(413,994)	-	(1,419)	(14,196)	(726,587)
Transfer - intangible assets	-	-	412,930	(412,930)	-	-	-
Transfer - financial asset	-	-	(22,499)	(498,669)	-	-	(521,169)
Disposal and transfer - other assets	-	(1,989)	(29,115)	(1,232)	-	(12,433)	(44,769)
Spin-off generation activity on the distribuition	-	-	(553)	-	-	-	(553)
At December 31, 2013	6,115	4,312,381	3,763,197	574,131	31,582	60,922	8,748,328
Historic cost	6,152	6,811,237	9,310,710	574,131	35,840	156,023	16,894,093
Accumulated depreciation	(37)	(2,498,856)	(5,547,513)	-	(4,258)	(95,100)	(8,145,764)

In the consolidated Income Statement  the amortization of intangibles is recorded under the following headings: (i) “depreciation and amortization” for the amortization of the intangible assets related to distribution infrastructure, public utilities and other intangible assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through business combination (note 28).

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets. During 2013 R$ 8,845 was capitalized in the consolidated financial statement  (R$ 15,645 in 2012) at a rate of 8.32% p.a. (8.23% p.a. in 2012).

14.1 Intangible asset acquired in business combinations

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

	Consolidated
	December 31, 2013			December 31, 2012 restated	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2013	2012 restated
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(156,929)	147,933	166,305	6.03%	6.05%
CPFL Piratininga	39,065	(18,872)	20,192	22,086	4.85%	5.58%
RGE	3,150	(1,207)	1,943	2,128	5.86%	6.90%
CPFL Geração	54,555	(26,385)	28,170	30,793	4.83%	5.28%
CPFL Santa Cruz	9	(6)	3	5	16.40%	16.25%
CPFL Leste Paulista	3,333	(2,242)	1,091	1,673	17.45%	16.16%
CPFL Sul Paulista	7,288	(4,855)	2,434	3,668	16.94%	17.90%
CPFL Jaguari	5,213	(3,503)	1,710	2,570	16.49%	14.40%
CPFL Mococa	9,110	(6,472)	2,638	4,365	18.96%	18.29%
CPFL Jaguari Geração	7,896	(2,280)	5,616	6,174	7.07%	7.64%
	434,480	(222,750)	211,730	239,766

Subsidiaries
CPFL Renováveis	3,134,762	(283,905)	2,850,857	2,981,123	4.11%	3.42%
Outros	14,478	(13,395)	1,083	1,805	4.99%	4.99%
	3,149,240	(297,300)	2,851,940	2,982,927

Subtotal	3,583,720	(520,050)	3,063,670	3,222,694

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(799,041)	321,225	342,449	1.89%	1.74%
CPFL Geração	426,450	(270,752)	155,698	171,292	3.66%	4.00%
Subtotal	1,546,716	(1,069,793)	476,923	513,741

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(594,074)	479,952	537,838	5.39%	5.48%
CPFL Piratininga	115,762	(55,925)	59,836	65,448	4.85%	5.58%
RGE	310,128	(125,428)	184,700	202,237	5.65%	6.69%
CPFL Santa Cruz	61,685	(49,444)	12,241	18,498	10.14%	10.05%
CPFL Leste Paulista	27,034	(20,419)	6,615	10,528	14.47%	13.91%
CPFL Sul Paulista	38,168	(28,506)	9,662	15,015	14.02%	14.52%
CPFL Mococa	15,124	(11,734)	3,390	5,636	14.85%	14.56%
CPFL Jaguari	23,600	(17,787)	5,813	9,182	14.28%	13.44%
CPFL Jaguari Geração	15,275	(5,697)	9,578	10,530	6.23%	6.73%
Subtotal	1,680,801	(909,013)	771,788	874,912

Total	6,811,237	(2,498,856)	4,312,381	4,611,347

The intangible asset acquired in business combinations associated to the right to operate the concessions comprises:

- Intangible asset acquired, not merged

  Relates basically to the intangible asset of acquisition of the shares held by non-controlling interests prior to adoption of CPC 15 and IFRS 3.

- Intangible asset acquired and merged - Deductible

Intangible asset on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions nº 319/99 and nº 349/01, that is, without segregation of the amount of the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the intangible asset amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the non-controlling shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 to the intangible acquisition asset. A reserve was therefore recorded to adjust the goodwill, set against the special equity reserves for goodwill on the merger of each subsidiary, so that the effect on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, a non-deductible intangible asset was recorded for tax purposes.

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combination are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

14.2 Impairment test

For all the reporting years the Company evaluates whether there are indicators of impairment of its assets that would require an impairment test. The evaluation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions, the profitability of its operations and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting years and there is no impairment loss to be recognized.

(15)  SUPPLIERS

	Consolidated
	December 31, 2013	December 31, 2012 restated
Current
System Service Charges	61,880	138,973
Energy purchased	1,300,598	971,977
Electricity Network Usage Charges	91,603	166,565
Materials and Services	338,524	326,544
Free Energy	92,088	85,078
Total	1,884,693	1,689,137

Noncurrent
Materials and Services	-	4,467

(16)  ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	Consolidated
	December 31, 2013				December 31, 2012 restated
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	6	1,229	-	1,235	16	3,601	1,217	4,834
BNDES/BNB - Investment	24,555	872,606	4,067,082	4,964,242	22,923	637,305	3,809,188	4,469,416
BNDES - Purchase of assets	27	1,364	5,717	7,108	65	2,036	7,476	9,578
BNDES - Working capital	-	-	-	-	143	36,928	-	37,071
Financial Institutions	128,752	556,267	1,503,543	2,188,562	153,720	725,379	1,406,468	2,285,567
Other	674	40,658	19,063	60,395	784	11,616	23,638	36,039
Subtotal	154,013	1,472,125	5,595,404	7,221,542	177,652	1,416,864	5,247,988	6,842,504

Foreign currency
Financial Institutions	-	-	-	-	452	2,170	44,423	47,045

Total at Cost	154,013	1,472,125	5,595,404	7,221,542	178,104	1,419,034	5,292,411	6,889,549

Measured at fair value
Foreign currency
Financial Institutions	15,213	42,501	1,950,740	2,008,454	22,460	-	2,365,786	2,388,245
Total at fair value	15,213	42,501	1,950,740	2,008,454	22,460	-	2,365,786	2,388,245

Total	169,226	1,514,626	7,546,144	9,229,996	200,564	1,419,034	7,658,196	9,277,794

	Consolidated
Measured at amortized cost	December 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis	1,235	4,834	TJLP + 3.1% to 4.3%	72 to 75 monthly installments from September 2007 to July 2008	CPFL Energia guarantee and Promissory Note
BNDES/BNB/FINEP/NIB - Investment
CPFL Paulista
FINEM III	-	26,885	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and Promissory Note
FINEM IV	64,103	128,200	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	137,092	170,651	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	62,312	71,522	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM VI	283,851	149,873	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	217,319	190,349	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	50,706	59,149	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM II	-	15,971	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and Promissory Note
FINEM III	26,719	53,434	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	80,284	55,166	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	51,525	29,591	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM IV	73,809	91,622	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	30,673	35,125	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINAME	24,044	28,048	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM IV	40,805	81,606	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	82,702	102,980	TJLP + 2.12 to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	20,516	23,385	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	157,318	85,257	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	74,433	51,671	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	12,065	14,074	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	345	404	Fixed rate 10,0%	90 monthly installments from May 2012	Fiduciary alienation of assets
CPFL Santa Cruz
FINAME and Bank credit note	3,159	5,527	TJLP + 2% to 2.9%	54 monthly installments from December 2010 and 36 monthly installments from October 2010	CPFL Energia guarantee and receivables
FINEM I	-	18,374	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	-	4,330	TJLP + 1,66% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Leste Paulista
Bank credit note	2,688	4,090	TJLP + 2.90%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM I	-	8,881	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	-	1,685	TJLP + 2,06% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Sul Paulista
Bank credit note	2,911	4,430	TJLP + 2.90%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM I	-	11,071	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	-	1,242	TJLP + 2,06% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note	1,547	2,639	TJLP + 2.90%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank credit note	2,136	2,138	TJLP + 3.10%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note	607	531	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa
Bank credit note	1,824	3,040	TJLP + 2.90%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank credit note	2,747	2,750	TJLP + 3.10%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note	781	683	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note	577	-	UMBNDES + 1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Bank credit note	2,305	-	TJLP + 2.99%	96 monthly installments from October 2015	CPFL Energia guarantee

	December 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
CPFL Serviços
FINAME	14,658	3,478	Fixed rate 2.5% to 10%	127 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	87	101	TJLP + 4.20%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
CERAN	409,365	458,569	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CERAN	54,956	54,067	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Transmissão
FINAME	4,667	-	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Renováveis
FINEM I	352,830	384,629	TJLP + 1.95%	168 monthly installments from October 2009 to July 2011
FINEM II	31,997	35,395	TJLP + 1.90%	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	605,263	616,796	TJLP + 1,72%	192 monthly installments from May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	113,106	124,508	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity.
FINEM VI	76,673	71,741	TJLP + 2.05%	173 to 192 monthly installments from October 2013 and April 2015	CPFL Renováveis pledge of shares, pledge of receivables
FINEM VII	194,041	213,404	TJLP + 1.92%	156 monthly installments from October 2010 to September 2023	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM VIII	50,811	39,024	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of Receivables
FINEM IX	46,994	54,413	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM X	1,108	1,428	TJLP + 0%	84 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM XI	138,101	149,558	TJLP + 1,87% to 1,9%	108 to 168 monthly installments from January 2012 and January 2013	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM XII	333,745	-	TJLP + 2,18%	192 monthly installments from July 2014	CPFL Energia guarantee, fiduciary alienation of assets, joint fiduciary assignment of credit rights and pledge of shares
FINAME I	190,396	217,318	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2020	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME II	31,168	36,662	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME III	129,659	59,025	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEP I	2,506	-	Fixed rate 3.5%	61 installments from October 2014	Bank Garantee
BNB	133,192	144,251	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Fiduciary alienation
BNB	175,695	181,925	Fixed rate 10%	222 monthly installments from May 2010	CPFL Energia guarantee
NIB	79,109	82,488	IGPM + 8.63%	Interest and principal quarterly paid started in June 2011 until September 2023	No guarantee
Bridge BNDES II	84,507	-	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
Bridge BNDES III	194,242	-	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
CPFL Brasil
CPFL Brasil - FINEP	3,461	4,260	Fixed rate 5%	81 monthly installments from August 2011	Receivables

BNDES - Other
CPFL Serviços - Purchase of assets	2,196	4,316	TJLP + 1.72% to 2.15%	79 monthly installments from Octobert 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Serviços - Purchase of assets	4,911	5,262	Fixed rate 4.5% to 8.70%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Piratininga - Working capital	-	2,290	TJLP + 5.0% (2)	24 monthly installments from February 2011	No guarantee
CPFL Piratininga - Working capital	-	20,766	TJLP + 5.0% (2)	24 monthly installments from October 2011	Promissory Note
CPFL Geração - FINEM - Working capital	-	14,015	TJLP + 4.95%	24 monthly installments from July 2011	CPFL Energia guarantee

	December 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	4,648	16,984	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	105,124	104,612	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	131,541	182,385	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	93,769	174,749	99.00% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	256,117	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	12,098	16,774	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	12,256	22,573	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (****)	45,077	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	56,771	172,665	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	35,339	62,992	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (*)	-	10,044	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	4,331	7,905	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	33,807	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	-	10,326	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	11,133	20,429	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco IBM (***)	8,140	9,316	100.0% of CDI	14 semiannual installments from December 2012 and January 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	-	6,215	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	5,970	10,950	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	21,514	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	-	1,099	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working Capital (**)	3,747	6,955	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	2,970	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital (***)	16,615	19,416	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	-	5,210	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	1,905	3,471	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	19,464	-	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital (***)	5,392	6,320	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital (***)	7,325	8,248	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	628,005	624,326	107.0% of CDI	1 installment in April 2015	CPFL Energia guarantee
CPFL Renovaveis
Banco Safra	27,713	52,542	CDI+ 0.4%	Annual installment until 2014	No guarantee
HSBC	343,190	397,523	CDI + 0.5%	8 annual installment from June 2013	Shares alienation
Banco do Brasil - Promissory Note	-	331,538	108.5% of CDI	1 installment in January 2013	No guarantee
Banco do Brasil - Promissory Note	144,428	-	108.5% of CDI	1 installment in January 2014	Shares alienation
Banco Itaú - Working capital	150,175	-	105% of CDI	1 installment in June 2014	No guarantee

	December 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
Other
Eletrobrás
CPFL Paulista	6,918	8,490	RGR + 6.0% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	390	555	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	11,834	14,165	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	2,173	2,806	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	961	845	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	1,072	1,366	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	58	77	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	275	334	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	36,713	7,402
Subtotal Brazilian Currency - Cost	7,221,542	6,842,504

Foreign Currency
Financial institutions
CPFL Paulista
C-Bond	-	3,310	US$ + 8% FIXED (4)	21 semiannual installments from April 2004	Revenue and Government SP guaranteed
Discount Bond	-	17,879	US$ + Libor 6 months + 0.8125% (4)	1 installment in April 2024	Revenue and Government SP guaranteed
PAR-Bond	-	25,856	US$ + 6% FIXED (4)	1 installment in April 2024	Revenue and Government SP guaranteed
Subtotal Foreign Currency - Cost	-	47,045
Total Measured at cost	7,221,542	6,889,549

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
BNP Paribas	-	215,534	US$ + 2.78% (3)	1 installment in June 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	-	106,746	US$ + 2.74% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	-	106,156	US$ + 2.55% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	317,501	US$ + 2,33% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	251,037	226,077	US$ + 3,69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	358,821	-	US$ + Libor 3 months + 1.48% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Societe Generale	-	48,535	US$ + 3.55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	-	50,654	US$ + 2,37%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	58,748	52,444	US$ + 3,3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Morgan Stanley	121,420	107,877	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	121,476	107,952	US$ + Libor 6 months + 1.77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	-	63,855	USD + 2.62% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	-	212,169	USD + 2.52% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Societe Generale	-	63,685	USD + 3.55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Scotiabank	76,733	68,498	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	19,384	17,233	US$ + Libor 6 months + 1.69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Sumitomo Mitsui (***)	-	107,703	US$ + Libor 6 months + 1.75%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Santander	107,150	-	USD + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	151,427	134,642	US$ + Libor 6 months + 1.69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
RGE
J.P. Morgan	113,630	101,214	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	42,343	-	US$ + Libor 3 months + 0.82%(6)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	192,741	-	US$ + Libor 3 months + 0.83%(6)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	169,371	148,853	US$ + Libor 6 months + 1.45% (5)	1 installment in April 2017	CPFL Energia guarantee and promissory notes

	December 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
CPFL Santa Cruz
J.P. Morgan	23,099	20,522	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	20,943	-	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	29,309	25,920	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	11,276	9,962	US$ + Libor 6 months + 1.52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	12,127	10,775	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Scotiabank	12,309	10,912	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	11,276	9,985	US$ + Libor 6 months + 1.52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Santander	23,037	-	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Scotiabank	15,241	13,510	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	10,334	9,162	US$ + Libor 6 months + 1.57%(3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Santander	32,461	-	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	12,896	11,432	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,866	8,737	US$ + Libor 6 months + 1.52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,008,454	2,388,245

Total - Consolidated	9,229,996	9,277,794

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 176.19% of CDI	(3) 95.50% to 106.85% of CDI		(6) 106.40% and 107.70% of CDI
(2) 106% to 106.5% of CDI	(5) 108 % of CDI
(4)As certain assets are dollar indexed, a partial swap of R$ 12,089 was contracted, converting the currency variation to 95.78% of the CDI.

(*) Efective rate:
CPFL Paulista and CPFL Piratininga - 98.5% of CDI + 2.88%
RGE - 98.5% of CDI + 2.5%
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98.5% of CDI + 2.28%

(**) Efective rate:
CPFL Paulista - 99.0% of CDI + 2.38% and CPFL Piratininga - 99.0% of CDI + 2.4%
RGE - 99.0% of CDI + 2.38%
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% of CDI + 2.38%

(***) Efective rate:
CPFL Paulista, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa e CPFL Jaguari - 100% to 104% of CDI + 2.28%
CPFL Serviços - CDI + 0.10 % p.a + 1.88%
CPFL Piratininga – 98.65% of CDI +0.10%

(****) Efective rate: CPFL Piratininga – 104.9% of CDI

In accordance with CPC 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their loans and financing, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities on loans and financing measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At December 31, 2013, the total balance of the loans and financing measured at fair value was R$ 2,008,454 (R$ 2,388,245 at December 31, 2012).

Changes in the fair values of these loans and financing are recognized in the financial income/expense of the subsidiaries. Losses of R$ 44,194 (R$ 95,435 at December 31, 2012) on marking the loans and financing to market, less the effects of R$ 18,080 (R$ 81,753 at December 31, 2012) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 34), resulted in a total net loss of R$ 26,114 (R$ 13,682 as December 31, 2012).

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
2015	1,459,838
2016	1,973,541
2017	826,253
2018	1,028,459
2019	520,103
2020 to 2024	1,389,080
2025 to 2029	304,869
Subtotal	7,502,143
Mark to market	44,001
Total	7,546,144

The main financial rates applicable for our loans and financing their related breakdown in local and foreign currency, after taking into consideration the effects of the derivative instruments, are as shown below:

	Accumulated variation		Consolidated % of debt
Index	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012 restated
IGP-M	5.53	7.81	0.91	1.07
UMBND	17.80	12.16	0.62	0.60
TJLP	5.00	5.75	39.03	34.79
CDI	8.02	8.40	45.42	50.70
Other			14.03	12.84
			100.00	100.00

Main fund-raising in the year:

Brazilian currency

Investment:

FINEM VI (CPFL Paulista) – The subsidiary received approval for financing of R$ 790,000 in 2012, part of a FINEM credit line, to be used in the investment plan. The amount of R$ 161,254 was received in 2013 and the outstanding balance of R$ 288,746 is scheduled for use by the end of the first quarter of 2014.

FINEM V (CPFL Piratininga) – The subsidiary received approval for financing of R$ 220,000 in 2012, part of a FINEM credit line, to be used in the company’s investment plan. The subsidiary received the amount of R$ 47,364 in 2013, and the outstanding balance of R$ 88,136 is scheduled for use by the end of the first quarter of 2014.

FINEM VI (RGE) – The subsidiary received approval for financing of R$ 274,997 in 2012, part of a FINEM credit line, to be used in the company’s investment plan. In 2013, the subsidiary received the amount of R$ 94,639 and the outstanding balance of R$43,849 is scheduled for use by the end of the first quarter of 2014.

CPFL Serviços – FINAME – In 2013, the subsidiary CPFL Serviços received approval for Banco Itaú BBA financing  to be used in vehicles and equipment acquisition. In 2013 the subsidiary received the amount of R$ 11,800 and there are no restrictive covenants in this agreement.

CPFL Renováveis – FINEM VIII – In 2013, Coopcana and Alvorada indirect subsidiaries obtained a R$9,000 financing for construction work. The whole amount was released in 2013.

CPFL Renováveis – FINEM XII – In 2013, the indirect subsidiaries Campo dos Ventos II, Macacos, Costa Branca, Juremas and Pedra Preta received approval for financing of R$ 391,245. The subsidiaries received the amount of R$ 333,745  in 2013, and the outstanding balance of R$ 57,500 is scheduled for release by the end of the first quarter of 2014.

CPFL Renováveis – FINAME III – In 2013, the indirect subsidiaries Coopcana, Alvorada and Ester obtained a BNDES financing of R$67,925. The outstanding balance of R$ 36,766 is scheduled for release until the end of the second quarter of 2014.

CPFL Renováveis – Bridging loans BNDES II and III – The indirect subsidiaries belonging to the Atlântica wind complex raised bridging loans amounting to R$ 263,714 from the BNDES in 2013, in order to meet the project requirements pending long-term financing. There are no restrictive clauses for this transaction, only pledge of the subsidiaries’ shares and corporate guarantee of CPFL Renováveis.

Financial institutions:

CPFL Paulista – Banco do Brasil – In 2013, the subsidiary raised R$ 250,000 (R$ 244,309 net of costs) from the Banco do Brasil to reinforce working capital and extend the debt profile. There are no restrictive clauses for this transaction.

CPFL Piratininga - Banco do Brasil – In 2013, the subsidiary raised R$ 44,000 (R$ 42,998 costs) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Santa Cruz - Banco do Brasil – In 2013, the subsidiary raised R$ 33,000 (R$ 32,249 costs) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Sul Paulista - Banco do Brasil – In 2013, the subsidiary raised R$ 21,000 (R$ 20,522 costs) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Jaguari - Banco do Brasil – In 2013, the subsidiary raised R$ 2,900 (R$ 2,834 costs) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Mococa - Banco do Brasil – In July 2013, the subsidiary raised R$ 19,000 (R$ 18,567 costs) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Renováveis – Banco do Brasil (promissory note and working capital) - in 2012, the indirectly owned subsidiaries Atlântica I, Atlântica II, Atlântica IV, Atlântica V, Alvorada and Coopcana signed financing agreements with Banco do Brasil.  The funds, in the form of promissory notes totaling R$ 320,000, were be used in the construction of four wind farms and two biomass power plants.  In January 2013, the amount of R$ 332,107 (principal of RS 320,000 and interest of R$ 12,107) was amortized and new promissory notes totaling R$ 230,000, maturing in May 2013, were issued on the same date and at the same cost of 108.5% of the CDI. The amount of R$ 94,399 was partially settled in May 2013 in respect of these new promissory notes, using the BNDES bridging loan, and the outstanding balance was settled in July 2013, using funds from a new issuance under the same conditions, totaling R$ 138,000.  There are no restrictive clauses for this transaction.

CPFL Renováveis – Banco Itaú (working capital) - the indirect subsidiaries belonging to the Campos dos Ventos II wind complex raised the amount of R$ 35,000 from Banco Itaú in 2013 to build the project. There are no restrictive clauses for this transaction. The financing was settled in November 2013.

CPFL Renováveis – Banco do Itaú (promissory notes) - In 2013, the subsidiary raised  R$ 150,000 from Banco Itaú, in the form of Promissory Notes, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Geração – promissory notes - In 2013, the subsidiary CPFL Geração issued the second series of promissory notes, in the form of 46 promissory notes with a unit face value of R$ 10,000, amounting to a total of R$ 460,000 (R$ 458,503 net of fundraising costs). Early settlement of the funds occurred in August 2013 as a result of the 6th debenture issue (note 17).

Foreign currency

Financial institutions

CPFL Paulista – Bank of America Merrill Lynch (working capital) – In 2013, a loan of R$ 340,380 with a CDI swap, was granted to the subsidiary CPFL Paulista under Law 4131/62.  Interest will be paid quarterly and the principal will be paid in full at end of the 3rd year on maturity. The funds were used to reinforce working capital and pay debts.

CPFL Piratininga - Banco Santander (working capital) – In 2013, the subsidiary contracted foreign currency financing of R$ 100,000 with a CDI swap. Interest will be paid half yearly and the principal will be paid in full at the end of the third year. The funds were used to reinforce working capital and pay debts.

RGE - Bank of Tokyo Mitsubishi (working capital) – In 2013, the subsidiary contracted foreign currency financing of R$ 204,616 with a CDI swap. The interest will be paid quarterly and the principal will be paid in full at the end of the 5th  year. The funds are destined to reinforce working capital and pay off debts.

Banco Santander (CPFL Santa Cruz, CPFL Sul Paulista and CPFL Jaguari) – In 2013, the subsidiaries contracted foreign currency financing amounting to a total of R$ 73,000 with a CDI swap. The interest will be paid half yearly and the principal will be paid in full at the end of the 3rd year. The funds are destined to reinforce working capital.

Restrive covenants

BNDES:

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga, and RGE to: (i) not paying dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend laid down by law without  complying with all the contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

•         Net indebtedness divided by EBITDA – maximum of 3.5;

•         Net indebtedness divided by the sum of net indebtedness and Shareholder’s Equity – maximum of 0.90.

CPFL Serviços

Maintaining, by the Company, the following index:

•         Net indebtedness divided by EBITDA – maximum of 4.0;

CPFL Geração

The loans from the BNDES raised by the indirect subsidiary CERAN establish:

•         Maintaining the debt coverage ratio at 1.3 during the amortization period;

•         Restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

CPFL Renováveis

FINEM I and FINEM VI

•       Maintaining the debt coverage ratio at 1.2.

•       Own capitalization ratio of 25% or more.

FINEM II and FINAME II

•       Restrictions on the payment of dividends if a debt service coverage ratio of 1.0 or more and general indebtedness ratio of 0.8 or less is not maintained.

FINEM III

•       Maintaining Shareholders’ Equity/(Shareholders’ Equity + Net Bank Debts) of more than 0.28, determined in the Company's annual consolidated financial statements;

•       Maintaining a Net Bank Debt/EBITDA ratio of 4.0 or less, determined in the Company's annual consolidated financial statements.

FINEM V

•       Maintaining the debt coverage ratio at 1.2;

•       Maintaining the own capitalization ratio at 30% or more.

FINEM VII and X

•       Maintaining the annual debt coverage ratio at 1.2.

•       Distribution of dividends restricted to the Total Liabilities ratio divided by Shareholders’ Equity ex-Dividend of less than 2.33.

FINEM VIII and FINAME III

•       Maintaining a Debt Service Coverage Ratio of 1.2 or more;

•       Maintaining a Net Indebtedness/EBITDA ratio of 7.5 or less in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 in 2017 onward, determined in the consolidated financial statements of CPFL Renováveis;

•       Maintaining a Shareholders' Equity/(Shareholder’s Equity + Net Debt) ratio of 0.41 or more in 2013 to 2016 and 0.45 in 2017 onward, determined in the consolidated financial statements of CPFL Renováveis.

FINEM IX

•       Maintaining the Debt Service Coverage Ratio at 1.3 or more;

FINEM XI and FINAME I

•       Maintaining a Net Bank Debt/EBITDA ratio of 4.0 or less, determined in the Company's annual consolidated financial statements.

FINEM XII

•       Maintaining the Debt Service Coverage Ratio of the SPCs at 1.3 or more after amortization starts;

•       Maintaining the Consolidated Debt Service Coverage Ratio at 1.3 or more, determined in the consolidated financial statements of Eólica Holding, after amortization starts;

Bridging loans II and III

•       Maintaining Shareholders’ Equity (Shareholders’ Equity + Net Bank Debts) of more than 0.41, determined in the CPFL Energia's consolidated financial statements;

•       Maintaining a Net Bank Debt/EBITDA ratio of 7.5 or less in 2013 and 6.0 in 2014, determined in the interim consolidated financial statements of CPFL Renováveis;

HSBC

•       From 2013, there is the obligation to maintain the ratio of Net Debt and EBITDA to Cash Accumulation at less than 5.00 in 2013 and 3.50 after that until discharge.

NIB

•       Maintaining the half-yearly debt coverage ratio at 1.2.

•       Maintaining a Total Debt and Shareholders’ Equity ratio of 30% or more;

•       Maintaining the Financing Term Coverage ratio at 1.7 or more;

Banco do Brasil – Working Capital – CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Leste Paulista

•         Net indebtedness divided by EBITDA  - maximum of 3.75; and

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25.

Foreign currency loans - Bank of America, J.P Morgan, Citibank, Morgan Stanley, Scotiabank, Bank of Tokyo and Santander (Law 4.131)

The foreign currency loans held by Law 4.131 are subject to certain restrictive conditions, and include clauses that require the Company to maintain certain financial ratios within pre-established parameters.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Financial Income (Expense) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA for the subsidiaries takes into consideration inclusion of the main regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the subsidiaries, associates and joint ventures (for both EBITDA and assets and liabilities).

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over Management of the Company by the Company’s current shareholders, unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the block of control by the Company.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each loan and financing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Management, these restrictive covenants and clauses are being adequately complied with at December 31, 2013.

(17)  ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		December 31, 2013				December 31, 2012 restated
		Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent Company
3rd Issue	Single series	-	-	-	-	7,082	150,000	150,000	307,082
4th Issue	Single series	12,438	-	1,287,912	1,300,350	-	-	-	-
		12,438	-	1,287,912	1,300,350	7,082	150,000	150,000	307,082
CPFL Paulista
5th Issue	Single series	-	-	-	-	2,931	-	482,726	485,657
6th Issue	Single series	31,674	-	658,134	689,808	26,304	-	657,800	684,105
7th Issue	Single series	20,173	-	503,433	523,607	-	-	-	-
		51,847	-	1,161,568	1,213,415	29,235	-	1,140,527	1,169,762
CPFL Piratininga
3rd Issue	Single series	6,331	-	259,653	265,984	4,645	-	259,391	264,036
5th Issue	Single series	-	-	-	-	969	-	159,537	160,506
6th Issue	Single series	5,279	-	109,554	114,833	4,384	-	109,474	113,858
7th Issue	Single series	9,388		234,229	243,616	-	-	-	-
		20,998	-	603,436	624,433	9,998	-	528,403	538,400
RGE
3rd Issue	1st Series	-	-	-	-	184	33,333	-	33,517
	2nd Series	-	-	-	-	3,383	46,667	-	50,050
	3rd Series	-	-	-	-	767	13,333	-	14,100
	4th Series	-	-	-	-	511	16,667	-	17,178
	5th Series	-	-	-	-	511	16,667	-	17,178
5th Issue	Single series	-	-	-	-	424	-	69,766	70,190
6th Issue	Single series	23,995	-	498,564	522,559	19,928	-	498,306	518,234
7th Issue	Single series	6,791	-	169,415	176,206	-	-	-	-
		30,786	-	667,979	698,765	25,708	126,667	568,072	720,447
CPFL Santa Cruz
1st Issue	Single series	416	-	64,799	65,215	292	-	64,753	65,045
CPFL Brasil
2nd Issue	Single series	1,948	-	227,471	229,419	8,092	-	1,316,259	1,324,351
CPFL Geração
3rd Issue	Single series	6,429	-	263,668	270,097	4,716	-	263,402	268,118
4th Issue	Single series	5,809	-	678,288	684,097	4,169	-	677,908	682,077
5th Issue	Single series	9,329	-	1,088,721	1,098,050	-	-	-	-
6th Issue	Single series	16,254		458,612	474,866	-	-	-	-
		37,821	-	2,489,289	2,527,110	8,885	-	941,310	950,195
CPFL Renováveis
1st Issue - SIIF	1st to 12th Series	814	34,872	474,172	509,858	1,774	33,483	481,051	516,308
1st Issue - PCH Holding 2	Single series	32,177	-	158,193	190,370	-	-	172,968	172,968
1st Issue - Renováveis	Single series	5,065	-	427,402	432,467	3,760	-	426,921	430,681
		38,056	34,872	1,059,766	1,132,695	5,534	33,483	1,080,940	1,119,957

Total		194,311	34,872	7,562,219	7,791,402	94,825	310,149	5,790,263	6,195,239

		Consolidated
		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue	Single series	-	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured
4th Issue	Single series	129.000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
5th Issue	Single series	-	CDI +1.3%	CDI + 1.41%	1 installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	660	CDI + 0.8%	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (6)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	107% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
5th Issue	Single series	-	CDI + 1.3%	CDI + 1.41%	1 installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8%	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (6)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
3rd Issue	1st Series	-	CDI + 0.6% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd Series	-	CDI + 0.6% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd Series	-	CDI + 0.6% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th Series	-	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th Series	-	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
5th Issue	Single series	700	CDI + 1.3%	CDI + 1.43%	1 installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	500	CDI + 0.8%	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (6)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee
CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
CPFL Geração
3rd Issue	Single series	264	107% of CDI	107% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
4th Issue	Single series	6,800	CDI + 1.4%	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (7)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12th Series	432,299,666	TJLP + 1%	TJLP + 1% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary alienation
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.6%	9 annual installments from 2015 to 2023 and monthly interest from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.7%	Annual installments from May 2015 and interest semi-annual installments from November 2012	BVP and PCH Holding fiduciary assigment of dividends

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104.4% of CDI			(3) 104.85% of CDI		(5) 104.87% of CDI	(7) 106.65% to 106.79% of CDI
(2) 105.07% of CDI			(4) 104.9% of CDI		(6) 107.85% to 108.09% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
2015	1,844,128
2016	86,573
2017	1,379,509
2018	1,897,640
2019	1,125,341
2020 to 2024	1,108,874
2025 to 2029	120,156
Total	7,562,219

Fund raising during the year

4th  issue – CPFL Energia

In the second quarter of 2013, CPFL Energia issued 129,000 of single series of unsecured, registered book-entry debentures, not convertible into shared, with a unit value of R$ 10, amounting to a total of R$ 1,290,000

(R$ 1,287,174 net of issuing costs) The debentures will mature simultaneously in May 2015. There are no restrictive clauses for this transaction.

7th issue - CPFL Paulista, CPFL Piratininga and RGE

In 2013 the subsidiaries CPFL Paulista, CPFL Piratininga and RGE issued a single series of unsecured, registered book-entry debentures, not convertible into shares and guaranteed by the Company. The objective of the issue was to extend the indebtedness and reinforce the working capital of the subsidiaries:

Subsidiary	Quantity	Unit per value R$ thousand	Total amount raised R$ thousand	Amount raised, net of issuance costs R$ thousand
CPFL Paulista	50,500	10	505,000	503,251
CPFL Piratininga	23,500	10	235,000	234,139
RGE	17,000	10	170,000	169,347
			910,000	906,737

5th issue - CPFL Geração

In order to cover the corporate restructuring mentioned in note 11.2, the 5th issue of 10,920 debentures of the subsidiary CPFL Geração was approved on March 28, 2013, with a unit value of R$ 100, and a total amount of R$ 1,092,000, respecting the same characteristics as those originally issued by the subsidiary CPFL Brasil. The issue was paid up by the former holders of the debentures issued by the subsidiary CPFL Brasil, therefore there was no cash impact.

6th issue - CPFL Geração

In August 2013, CPFL Geração issued 46,000 of single series of registered book-entry debentures, not convertible into shares, with a unit face value of R$ 10, and total value of R$ 460,000 (R$ 458,525 net of issue costs). The funds were used for the early redemption of CPFL Geração’s 2nd issue of promissory notes. Interests will be paid half yearly.

Restrictive covenants

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Paulista (6th and 7th issues), CPFL Piratininga (3rd, 6th and 7th issues), RGE (6th and 7th issues), CPFL Geração (3rd, 4th, 5th and 6th issues), CPFL Brasil and CPFL Santa Cruz

Maintenance, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25;

For purposes of determining covenants, the definition of EBITDA for the subsidiaries takes into consideration inclusion of the main regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the subsidiaries, associates and joint ventures (for both EBITDA and assets and liabilities).

CPFL Renováveis

- 1st Issue of CPFL Renováveis

•       Operating debt coverage ratio - minimum of 1.00;

•       Debt service coverage ratio - minimum of 1.05;

•       Net indebtedness divided by EBITDA – maximum of 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017;

•       EBITDA divided by Net financial expense- minimum of 1.75.

- 1st issue of indirectly controlled entity PCH Holding 2 S.A:

•       Maintaining the Debt Service Coverage ration of the subsidiary Santa Luzia at 1.2 or more from September 2014.

•       Maintaining a Net Debt/EBITDA ratio of 7.5 or less in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017.

Various debentures of subsidiaries and joint ventures are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over Management of the Company by the Company’s current shareholders.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each agreement.

In the opinion of the Management of the Company and its subsidiaries, these restrictive covenants and clauses are adequately complied with at December 31, 2013.

(18)  POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

18.1 – Characteristics:

- CPFL Paulista:

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

a)     Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

b)    Mixed model, as from November 1, 1997, which covers:

•    benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes  responsibility for Plan’s actuarial deficit, and

•    scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

As a result of modification of the Retirement Plan in October 1997, a commitment was recognized as payable by the subsidiary CPFL Paulista calculated by the external actuaries of Fundação CESP to be settled up to 2027.  The liability is annually adjusted with an interest of 6% p.a. and restatement at the IGP-DI rate (FGV), and at the end of each year, after appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the obligation at December 31, 2013 is R$ 840,602 (R$ 570,939 at December 31, 2012) which differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 23 (R1) / IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- CPFL Piratininga:

As a result of the spin-off of Bandeirante Energia S.A. (CPFL Piratininga’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the spin-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the Supplementary Welfare Office – “SPC”, approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998.  This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

As a result of modification of the Retirement Plan in September 1997, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation, calculated by the external actuaries of Fundação CESP to be settled up to 2026.  The liability is annually adjusted with an interest of 6% p.a. and restatement at the IGP-DI rate (FGV), and at the end of each year, after appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the obligation at December 31, 2013 is R$ 217,011 (R$ 164,517 at December 31, 2012) which differs from the carrying amount recorded by the subsidiary, which is in accordance with IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE:

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset management by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

- CPFL Santa Cruz:

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

- CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari:

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

- CPFL Geração:

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

As a result of modification of the Retirement Plan in October 1997, at that point maintained by CPFL Paulista, a commitment was recognized as payable by the subsidiary CPFL Geração calculated by the external actuaries of Fundação CESP to be settled up to 2027.  The liability is annually adjusted with an interest of 6% p.a. and restatement at the IGP-DI rate (FGV), and at the end of each year, after appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the obligation at December 31, 2013 is R$ 17,310 (R$ 11,495 at December 31, 2012) which differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 03 (R1) and IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

18.2 – Changes in the defined benefit plans:

	December 31, 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of defined benefit obligation	3,599,853	919,441	82,167	245,371	4,846,832
Fair value of plan's assets	(3,235,768)	(874,546)	(83,309)	(242,325)	(4,435,948)
Present value of liabilities (fair value of assets), net	364,085	44,895	(1,142)	3,046	410,884
Effect of the limit on the assets to be accounted for	-	-	1,142	-	1,142
Net actuarial liabilities recognized on balance sheet	364,085	44,895	-	3,046	412,025

	December 31, 2012 restated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of defined benefit obligation	4,431,699	1,159,779	101,714	298,014	5,991,206
Fair value of plan's assets	(3,774,468)	(985,557)	(93,360)	(271,878)	(5,125,263)
Net actuarial liabilities recognized on balance sheet	657,231	174,222	8,354	26,136	865,942

The changes in present value of the defined benefit obligations and the fair values of the plan assets are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Fair value of acturial liabilities at January 1, 2012 restated	3,505,727	884,091	76,649	234,457	4,700,924
Gross current service cost	1,186	4,349	144	1,176	6,855
Interest on actuarial obligation	350,009	88,813	7,663	23,599	470,084
Participants' contributions transferred during the year	171	1,545	35	947	2,698
Actuarial (gain)/loss	845,470	237,425	23,429	51,673	1,157,997
Benefits paid during the year	(270,864)	(56,444)	(6,206)	(13,838)	(347,352)
Fair value of acturial liabilities at December 31, 2012 restated	4,431,699	1,159,779	101,714	298,014	5,991,206
Gross current service cost	1,485	6,099	167	359	8,110
Interest on actuarial obligation	380,340	99,150	8,740	25,727	513,957
Participants' contributions transferred during the year	60	1,582	12	927	2,581
Actuarial (gain)/loss	(912,671)	(282,757)	(21,728)	(63,034)	(1,280,190)
Benefits paid during the year	(301,060)	(64,412)	(6,738)	(16,622)	(388,832)
Fair value of acturial liabilities at December 31, 2013	3,599,853	919,441	82,167	245,371	4,846,832

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total assets
Fair value of acturial assets at January 01, 2012 restated	(3,236,676)	(839,877)	(80,058)	(218,799)	(4,375,410)
Expected return during the year	(324,813)	(85,126)	(8,074)	(22,185)	(440,198)
Participants' contributions transferred during the year	(171)	(1,545)	(35)	(947)	(2,698)
Sponsors' contributions	(47,708)	(14,655)	(1,041)	(5,132)	(68,536)
Actuarial gain	(435,964)	(100,798)	(10,358)	(38,653)	(585,773)
Benefits paid during the year	270,864	56,444	6,206	13,838	347,352
Fair value of acturial assets at December 31, 2012 restated	(3,774,468)	(985,557)	(93,360)	(271,878)	(5,125,263)
Expected return during the year	(337,591)	(89,686)	(8,560)	(24,698)	(460,535)
Participants' contributions transferred during the year	(60)	(1,582)	(12)	(927)	(2,581)
Sponsors' contributions	(56,266)	(18,243)	(1,208)	(8,336)	(84,053)
Actuarial loss	631,557	156,110	13,093	46,892	847,652
Benefits paid during the year	301,060	64,412	6,738	16,622	388,832
Fair value of acturial assets at December 31, 2013	(3,235,768)	(874,546)	(83,309)	(242,325)	(4,435,948)

18.3 Changes in the assets and liabilities recognized:

The changes in net liabilities are as follows:

	December 31, 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Net actuarial liabilities at the beginning of the year	657,231	174,222	8,353	26,136	865,942
Expense recognized in income statement	44,234	15,562	481	1,388	61,665
Actuarial gain	(281,114)	(126,647)	(7,627)	(16,142)	(431,530)
Sponsors' contributions transferred during the year	(56,266)	(18,243)	(1,207)	(8,336)	(84,052)
Net actuarial liabilities at the end of the year	364,085	44,894	-	3,046	412,025
Other contributions	14,458	394	69	504	15,425
Total liabilities	378,543	45,288	69	3,550	427,450

Current					76,810
Noncurrent					350,640

	December 31, 2012 restated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE
Net actuarial liabilities at the beginning of the year	269,051	44,214	-	15,658	328,923
Expense/(Income) recognized in income statement	26,382	8,036	(3,676)	2,590	33,332
Actuarial loss	409,506	136,627	13,070	13,020	572,225
Sponsors' contributions transferred during the year	(47,708)	(14,655)	(1,041)	(5,132)	(68,536)
Net actuarial liabilities at the end of the year	657,231	174,222	8,353	26,136	865,942
Other contributions	14,593	387	79	1,857	16,917
Total liabilities	671,824	174,610	8,432	27,993	882,859

Current					51,675
Noncurrent					831,184

As mentioned in note 2.9 and 3.8, the revision of IAS 19 / CPC 33 (R1) eliminated the corridor approach (among other amendments), resulting in the need for recognition in full of the net actuarial liability at the date-base (actuarial report date). As a consequence of the adoption of IAS 19 (revised 2011) / CPC 33 (R1)  on January 1, 2012, the post-employment benefit liability previously recorded was reduced by R$ 105,964, against retained earnings.

In relation to the estimated contributions for 2014, the Company does not anticipate significant changes in comparison with 2013, unless the actuarial assessment identifies the need to amend the contribution amounts originally budgeted for the pension plans.

18.4 Recognition of income and expense for defined benefit pension plans:

The external actuary’s estimate of the expense and/or revenue to be recognized in 2014 and the expense recognized in 2013 is as follows:

	2014 Estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Cost of service	1,160	3,937	152	(43)	5,206
Interest on actuarial obligations	404,925	104,090	9,250	27,748	546,013
Expected return on plan assets	(365,720)	(100,048)	(9,459)	(27,961)	(503,188)
Effect of the limit on the assets to be accounted for	-	-	134	-	134
Total expense	40,365	7,979	77	(256)	48,165

	2013 Realized
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Cost of service	1,485	6,098	167	359	8,109
Interest on actuarial obligations	380,340	99,150	8,740	25,727	513,957
Expected return on plan assets	(337,591)	(89,686)	(8,560)	(24,698)	(460,535)
Effect of the limit on the assets to be accounted for	-	-	134	-	134
Total expense	44,234	15,562	481	1,388	61,665

The main assumptions taken into consideration in the actuarial valuations for the three years presented were as follow:

	December 31, 2013	December 31, 2012

Nominal discount rate for actuarial liabilities:	11.72% p.a.	8.78% p.a.
Nominal Return Rate on Assets:	11.72% p.a.	8.78% p.a.
Estimated Rate of nominal salary increase:	7.10% p.a.	6.69% p.a.
Estimated Rate of nominal benefits increase:	0.0% p .a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	5.00% p.a.	4.6% p.a.
General biometric mortality table:	AT-83	AT-83
Biometric table for the onset of disability:	Mercer Disability	Mercer Disability
Expected turnover rate:	0.3 / (Service time + 1)	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

18.5 Plan assets

The following tables show the allocation (by asset segment) of the assets of the CPFL group pension plans, at December 31, 2013 and 2012 managed by Fundação CESP and ELETROCEEE. It also shows the distribution of the collateral resources established as a target for 2014, in the light of the macroeconomic scenario in December 2013.

Assets managed by Fundação CESP:

	At December, 31		Target to
	2013	2012	2014
Fixed rate	72%	72%	70%
CPFL Energia's share	6%	6%	6%
Other shares	16%	17%	17%
Real state	4%	3%	4%
Other	2%	2%	3%
Total	100%	100%	100%

Assets managed by ELETROCEEE:

	At December, 31		Target to
	2013	2012	2014
Fixed income investments	61%	63%	61%
Other shares	24%	23%	20%
Real state	14%	13%	15%
Other	2%	1%	4%
Total	100%	100%	100%

The allocation target for 2014 was based on the recommendations for allocation of assets made at the end of 2013 by Fundação CESP and ELETROCEEE, in its Investment Policy. This target may change at any time during 2014, in the light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. One of the main tools used by Fundação CESP to achieve its management objectives is ALM (Asset Liability Management – Joint Management of Assets and Liabilities), performed at least once a year, for a horizon of more than 10 years. ALM also assists in studying the liquidity of the pension plans, taking into consideration the benefit payment flow in relation to liquid assets. ELETROCEEE also uses ALM.

The basis for determining the assumptions of estimated general return on the assets is supported by ALM. The main assumptions are macroeconomic projections for calculating the anticipated long-term profitability, taking into account the current benefit plan portfolios. ALM processes the ideal average long-term allocation of the plans’ assets and the estimated profitability in the long term is based on this allocation and on the assumptions of the assets’ profitability.

18.6 Sensitivity analysis

The significant actuarial assumptions for determining the defined benefit obligation are discount rate, anticipated salary increase and mortality. The following sensitivity analyses were based on reasonably possible changes in the assumptions at the end of the reporting period, with the other assumptions remaining constant.

The sensitivity analysis may not represent the actual change in the defined benefit liability, as it is improbable that the change would occur to isolated assumptions, as certain assumptions may be correlated.

Furthermore, in the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method at the end of the reporting period, the same method used to calculated the defined benefit obligation recognized in the balance sheet.

See below the effects on the defined benefit obligation if the discount rate were 0.25 percentage points higher (lower) and if life expectancy were to increase (decrease) in one year for men and women:

Assumptions	Assumptions report (A)	Increase / (Decrease) (B)	Intended (A+B)	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Increase / (decrease) of total defined benefit plan obligation

Defined benefit plan obligation				3,599,853	919,441	82,167	245,371	4,846,832

Nominal discount (p.a.)	11.72%	-0.25%	11.47%	82,971	25,084	1,927	6,250	116,232
		0.25%	11.97%	(79,622)	(23,839)	(1,847)	(5,982)	(111,290)

Life expectancy (years)	AT-83	-1 year		(63,175)	(12,197)	(1,430)	(3,381)	(80,183)
		1 year		61,334	11,726	1,394	3,254	77,708

Investment risk

Brazilian pension funds are subject to restrictions on investments in foreign assets. The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP, which is the index for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans).

Management of the Company’s benefit plans is monitored by the Investment and Pension Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company. Among the duties of the Committee are the analysis and approval of investment recommendations made by the Fundação CESP investment managers.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, Fundação CESP uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação CESP's Investment Policy imposes additional restrictions (along those established by law) which define the percentage of diversification for investments in assets issued or underwritten by the same legal entity,

(19)  REGULATORY CHARGES

	Consolidated
	December 31, 2013	December 31, 2012 restated
Fee for the use of water resources	1,590	570
Global Reverse Fund - RGR	15,983	24,653
ANEEL Inspection Fee	1,869	2,421
Fuel Consumption Account - CCC	-	34,432
Energy Development Account - CDE	12,937	48,700
Total	32,379	110,776

(20)  TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated
	December 31, 2013	December 31, 2012 restated
Current
ICMS (State VAT)	117,895	171,066
PIS (Tax on Revenue)	10,156	13,438
COFINS (Tax on Revenue)	45,892	75,992
IRPJ (Corporate Income Tax)	62,771	99,801
CSLL (Social Contribution Tax)	29,659	35,899
PIS (REFIS)	4,100	-
COFINS (REFIS)	18,886	-
Other	28,704	34,275
Total	318,063	430,472

Noncurrent
PIS (REFIS)	5,807	-
COFINS (REFIS)	26,748	-
Total	32,555	-

Tax Recovery Program - REFIS - Law 11,941/2009

Law 12,865/13 was published on October 10, 2013, reopening the period for enrollment in the Tax Recovery Program - REFIS, introduced by Law 11,941/2009. The subsidiaries CPFL Paulista and CPFL Piratininga formalized with the Brazilian Federal tax authority (Receita Federal do Brasil - RFB) their enrollment in the program for reduction and financing of federal taxes in relation to tax suits - PIS and COFINS on Sector Charges - CCC/CDE - non-cumulative system (Note 21), which had an accumulated balance to date of R$ 94,288. On November 21 and December 17, 2013, the subsidiaries CPFL Paulista and CPFL Piratininga, respectively, consolidated the debts included in the financing of the total amount of R$ 57,465, obtaining a discount on interest and fines of R$ 36,823, recorded in financial income (note 29).

The financing will be amortized in 30 installments, monetarily restated at the SELIC rate.  The first installment of R$ 1,925 was paid on December 20, 2013.

(21)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	December 31, 2013		December 31, 2012 restated
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	119,707	80,516	68,205	152,762

Civil
Various	149,735	174,961	26,972	160,826

Tax
FINSOCIAL	25,682	73,633	18,968	54,074
Income Tax	128,332	779,899	90,187	704,742
Interest on shareholders’ equity - PIS and COFINS	-	-	12,517	12,517
PIS and COFINS - non-cumulative method	-	-	94,677	-
Other	20,555	33,785	10,505	22,010
	174,568	887,318	226,855	793,343

Various	23,985	384	27,062	18,408

Total	467,996	1,143,179	349,094	1,125,339

The changes in the provisions for tax, civil and labor risks are shown below:

	Consolidated
	December 31, 2012 restated	Addition	Reversal	Payment	Monetary adjustment	Reclassification (REFIS)	December 31, 2013
Labor	68,205	158,324	(38,171)	(74,073)	5,422	-	119,707
Civil	26,972	224,073	(28,526)	(93,739)	20,955	-	149,735
Tax	226,855	8,840	(7,753)	(13,181)	17,272	(57,465)	174,568
Various	27,062	-	-	(3,077)	-	-	23,985
	349,094	391,237	(74,450)	(184,070)	43,649	(57,465)	467,996

The provision for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the Management of the Company and its subsidiaries.

The principal pending issues relating to litigation, legal cases and tax assessments are summarized below:

a)         Labor: The main labor suits relate to claims filed by former employees or unions for additional salary payments (overtime, salary parity, severance payments and other claims).

b)        Civil:

Bodily injury - mainly  refer to claims for indemnities relating to accidents in the subsidiaries' electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase - Corresponds to various claims by industrial consumers as a result of tariff increases imposed by DNAEE Ordinances 38 and 45, on February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c)         Tax:

FINSOCIAL - relates to legal challenges of the rate increase and collection of FINSOCIAL during the period June 1989 to October 1991.

Income Tax -  The provision of R$ 108,782 (R$ 70,888 at December 31, 2012) recognized by the subsidiary CPFL Piratininga refers to the lawsuit in relation to the tax deductibility of CSLL in determination of corporate income tax - IRPJ.

PIS and COFINS - JCP -  in 2009, the Company dropped its suit  disputing PIS and COFINS charged on Interest on shareholders’ equity  received, and paid the amounts in question, taking advantage of the benefits granted in Law n° 11,941/09 (REFIS IV), that is, an amnesty on the fine and legal charges and a reduction in interest. Due to the finalization of the legal procedures, in 2013, the Company wrote-off the related escrow deposits and the provisions.

PIS and COFINS – Non-cumulative method -  refers to the tax disputes in relation to the non-cumulative levying of PIS and COFINS on certain sector charges.  The Company enrolled in REFIS in 2013, negotiating the total provision, and the amount of R$ 57,465 was reclassified to the group taxes, rates and contributions (note 20).

Other - tax - Refers to other suits in progress at the judicial and administrative levels resulting from of the subsidiaries' operations, in relation to INSS, FGTS and SAT tax issues.

d)    Possible losses: the Company and its subsidiaries are parties to other suits in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at December 31, 2013, were as follows: (i) R$ 244,277 labor (R$ 329,590 at December 31, 2012) related mainly to workplace accidents, risk premium, overtime, etc; (ii) R$ 413,850 civil (R$ 577,080 at December 31, 2012) are related mainly to bodily injury, environmental impacts and tariff increases; and (iii) R$ 2,704,881 tax (R$ 1,493,646 at December 31, 2012), related mainly to ICMS, FINSOCIAL, PIS and COFINS and Income taxes, being one of the main claims the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP amounting R$ 952,913, for which CPFL Paulista has an escrow deposit of R$ 648,861 and (iv) R$ 27,628 regulatory at December 31, 2013 (R$ 12,088 at December 31, 2012).

The possible regulatory loss refers mainly to collection of the system service charge - ESS, established in the CNPE Resolution 03 of March 6, 2013. In relation to which, through the Brazilian Association of Independent Electric Energy Producers - APINE and the Brazilian Association for Generation of Clean Energy - ABRAGEL, the Company's subsidiaries and joint ventures obtained an injunction suspending collection of the charge.  The Company's legal counsel classified the risk of loss as possible.  The total amount of the risk is R$ 15,540, which includes (i) R$ 14,817 for the indirect subsidiaries CPFL Renováveis (R$ 11,631) and Ceran (R$ 3,186), and (ii) R$ 723 for the indirect subsidiary Paulista Lajeado.

The subsidiary CPFL Piratininga was party to a suit contesting the ICMS calculation methodology for the energy supply to the city of Santos (stated of São Paulo). A loss in this cases was considered possible by the Company’s external legal advisers, however, in view of the recent unfavorable decisions handed down by the appeals court of the state of São Paulo, together with the opportunity to take advantage of a reduction in fines and interest, the subsidiary decided to enroll in the Special ICMS Financing Program - PEP and recognized an expense of R$ 73,338.

The subsidiaries CPFL Paulista and CPFL Piratininga were involved in lawsuits in relation to ICMS credits on fuel and lubricant purchases. A loss in these cases was considered possible by the Company’s external legal advisers, however, in view of the recent unfavorable decisions handed down by the appeals court of the state of São Paulo, together with the opportunity to take advantage of a reduction in fines and interest, the subsidiary decided to enroll in the special ICMS Financing Program - PEP and recognized an expense of R$ 32,090.

The subsidiary CPFL Jaguari signed a legal agreement with the bankruptcy estate of Banco Santos S/A to close the suit.  The agreement was submitted to the competent judge and is in the process of legal ratification, and recognized an expense of R$ 19,048.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent recent forecast.

Escrow deposits: income tax: of the total amount of R$ 660,414, R$ 648,861 (R$ 617,051 at December 31, 2012) refers to the discussion of the deductibility for federal tax purposes of expense recognized in 1997 in respect of the commitment made by the subsidiary CPFL Paulista to the employees’ pension plan in relation to Fundação CESP, in function of the renegotiation of the debt in that exercise. On consulting the Brazilian Federal tax authority, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. As a result of that procedure, the subsidiary was assessed by the tax inspectors and, as a result of that procedure, the subsidiary was assessed by the tax inspectors. This discussion was responsible for some other unfavorable court decisions and the subsidiary offered escrow deposits in guarantee. Based on the updated position of the legal counsel in charge of the case and Management’s opinion the risk of loss is classified as possible.

(22)  PUBLIC UTILITIES

	Consolidated
Companies	December 31, 2013	December 31, 2012 restated	Number of remaining installments
CERAN	83,176	79,813	267

Current	3,738	3,443
Noncurrent	79,438	76,371

(23)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Consumers and Concessionaires	43,804	59,917	-	-
Energy Efficiency Program - PEE	218,419	168,520	11,537	11,772
Research & Development - P&D	164,180	134,463	4,842	24,790
National Scientific and Technological Development Fund - FNDCT	1,966	4,487	-	-
Energy Research Company - EPE	982	2,242	-	-
Fund of reversal	-	-	17,750	17,750
Advances	34,879	28,073	-	20
Provision for socio-environmental costs and decommissioning of assets	-	-	34,471	46,215
Payroll	17,639	12,361	-	-
Profit sharing	36,601	49,396	4,171	7,846
Collections agreement	73,240	76,371	-	-
Guarantees	-	-	29,133	25,014
Advance CDE	9,246	-	-	-
Account payable - bussiness combination	10,477	11,369	-	-
Other	52,095	76,067	1,981	2,381
Total	663,529	623,267	103,886	135,788

Consumers and concessionaires: refers to liabilities in connection with bills paid twice and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program.

Research and Development and Energy Efficiency Programs:  The subsidiaries recognize liabilities relating to amounts already billed in tariffs (1% of Net Operating Revenue), but not yet invested in the Research and Development and Energy Efficiency Programs.  These amounts are subject to monthly restatement at the SELIC rate, to realization.

Provision for socio-environmental costs and decommissioning of assets: In noncurrent the amount of R$ 34,471 refers to reserve recorded by CPFL Renováveis in relation to socio-environmental licenses as a result of events that have already occurred and obligations to remove assets arising from contractual and legal requirements related to leasing of land on which the wind farms are located. Such costs are reserved for against fixed assets and will be depreciated over the remaining useful life of the asset.

Profit-sharing: Mainly comprised by:

(i)   in accordance with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on achievement of operating and financial targets established in advance;

(ii)  Long-Term Incentive Program: In July 2012, the Company’s Board of Directors approved the Long-Term Incentive Program for Executives, consisting of a plan to grant Phantom Stock Options and awards in funds, in accordance with the appreciation of the Company’s shares in relation to an amount calculated.

The Plan does not cater for share distribution to the executives and only uses them for purposes of monitoring the targets laid down in the Company's Long-Term Strategic Plan, also approved by the Board of Directors.

The plan will run from 2012 to 2018 and certain Company executives who are exercising their duties on the grant date will be eligible.  The grant is annual and the vesting period for conversion into premiums will be from the second, third or fourth year after the grant date, with an option for 1/3 of the shares per year. Any failure to meet expectations in a conversion may be accumulated in subsequent vestings, up to the limit of the respective grant.

The Program provides for partial realization, if a minimum of 80% of the estimates of the Strategic Plan is reached, involving reduction of the award to the percentage reached, as well as the possibility of exceeding them, with a ceiling of 150% in accordance with the same criteria.

Accounts payable - business combinations: Relates to the amount recognized by the indirect subsidiary CPFL Renováveis for business acquisitions.

(24)  SHAREHOLDER’S EQUITY

The shareholders’ interest in the Company’s equity as of December 31, 2013 and 2012 are shown below:

	Number of shares
	December 31, 2013		December 31, 2012
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	487,700	0.05	9,897,860	1.03
VBC Energia S.A.	-	-	9,897,860	1.03
Camargo Correa S.A.	837,860	0.09	12,642,390	1.31
ESC Energia S.A.	234,092,930	24.33	224,195,070	23.30
Bonaire Participações S.A.	6,308,790	0.66	6,308,790	0.66
Energia São Paulo FIA	136,820,640	14.22	115,118,250	11.96
BNDES Participações S.A.	64,842,768	6.74	81,053,460	8.42
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Members of Executive Board	102,350	0.01	47,610	0.00
Other shareholders	179,669,800	18.67	164,001,548	17.04
Total	962,274,260	100.00	962,274,260	100.00

In a Relevant Fact dated 24 January, 2013, the Company was informed by its shareholders Bonaire Participações S.A. (“Bonaire”) and Energia São Paulo FIA concerning to the exercise of the call option to purchase all the additional shares, corresponding to 4% of the shares linked to the Company Shareholders' Agreement held by VBC Energia S.A. (“VBC”) and/or its successors, and by 521 Participações S.A (“521”), succeeded by BB Carteira Livre I (“BB CL I”), in accordance with the Purchase Option Instrument signed on July 17, 2002 by VBC, 521 and Bonaire.

The shareholders VBC and their successors Camargo Corrêa S/A (“CCSA”) and ESC Energia S/A (“ESC”), and Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI), successor and sole quota holder of BB CL I, accepted the exercise of the Purchase Option and sold the shares linked to the Company Shareholders’ Agreement. Consequently, CCSA disposed of 11,804,530 shares linked to Energia SP FIA and PREVI disposed of 9,897,860 shares linked to Energia SP FIA.

In a Relevant Fact dated March 28, 2013, the Company disclosed that this transaction had been concluded and ownership of the shares linked to the Company Shareholders’ Agreement and total shared held by the Company’s controlling shareholders are as follows.

	Number of shares linked		Number of shares
	Before disposal	After disposal	Before disposal	After disposal
VBC Energia S.A.	9,897,860	-	9,897,860	-
ESC Energia S.A.	224,188,344	234,086,204	224,195,070	234,092,930
Camargo Corrêa S.A.	11,804,530	-	12,642,390	837,860
BB Carteira Livre I FIA	196,276,558	196,276,558	288,569,602	288,569,602
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	9,897,860	-	9,897,860	-
Energia São Paulo FIA	90,484,600	112,186,990	115,118,250	136,820,640
Bonaire Participações S.A.	10,000	10,000	6,308,790	6,308,790
Total - controlling shareholders	542,559,752	542,559,752	666,629,822	666,629,822

24.1 - Capital reserves:

Refers basically to:

a)     R$ 228,322 related to the entry resulting from the CPFL Renováveis business combination;

b)    effect of the public offer of shares in the subsidiary CPFL Renováveis, as mentioned in note 12, amounting to R$ 59,308, as a result of the decrease in the subsidiary CPFL Geração's interest in CPFL Renováveis. In accordance with ICP 09 and IFRS 10, this effect was recognized as transactions between shareholders and recorded directly in Shareholder’s Equity.

24.2 – Profit reserves:

Is comprised of:

(a)   Legal reserve, amounting to R$ 603,352.

(b)   Statutory reserve – financial asset of concession: The distribution subsidiaries record an adjustment regarding to the change in the expectation of cash flow from the financial asset of concession in profit or loss. Since the Company will only receive the cash related to such income at the end of the concession through the indemnification of the concession, these amounts have been retained as of December 31, 2012 as “earnings retained for investment”, within the shareholders’ equity. In accordance with the changes to the CPFL Energia’s by laws, approved in the general meeting held on June 28, 2013, the statutory reserve named “Financial Asset of Concession” was created, based on article 194 of Law 6404/76. This reserve was created intending to align the cash flows to be received from the Grantor as the indemnification at the end of the concession terms to the accumulated results from the changes in the expected of cash flows from the financial asset of the concession.

Accordingly, the balance of the earning retained for investments at December 31, 2012 was reclassified to the statutory reserve - financial asset of concession. The loss for the year resulting from the changes in the expected cash flows from the concession, net of taxes effects, was also reclassified within equity from statutory reserve – financial asset of concession to retained earnings. The balance as of December 31, 2013 was R$265,037.

(c)   Earnings retained for investment: On December 31, 2013, the Company retained R$108,987 for investments.

24.3 – Other comprehensive income

The accumulated comprehensive income is comprised of:

(a)   Deemed cost: Relates to recognition of the added value of the deemed cost of the generators' property, plant and equipment, of R$ 509,665;

(b)   Post-employment benefit obligation: As mentioned in notes 2.9, 3.8 and 18, the amount of R$ 111,999 refers to the effects of (i) revision of CPC 33 (R1) and IAS 19, which eliminated the corridor method and gave rise to the need to record the net actuarial liability in full at the base date of the actuarial report, and (ii) the actuarial calculations updated to December 31, 2013.

24.4 – Dividends:

The Annual and Extraordinary General Meeting held on April 19, 2013 approved the allocation of net income for the year for 2012 and declared dividends of R$ 1,096,145, of which R$ 640,239 relate to the interim dividend declared of June 2012, plus an additional dividend of R$ 455,906.

In accordance with the by-laws and based on the income for the first half-year of 2013, the Board of Directors on August 14, 2013, approved the declaration of an interim dividend of R$ 363,049, attributing the amount of R$ 0.377282126 to each share paid on October 1, 2013.

The Company paid R$ 815,514 in 2013 in respect of the dividends declared at December 31, 2012 and June 30, 2013.

24.5 - Allocation of Net Income for the Year:

The Company’s by-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, Management is proposing distribution of the balance of the net income, by declaration of R$ 567,802 in the form of dividends, corresponding to R$ 0,590062200 per share, as shown below:

R$ thousand
Net income - Parent company	937,419
Realization of prior years profit or loss	56,293
Realization of comprehensive income	25,962
Prescribed dividend	5,172
Constitution/realization of statutory reserve	61,863
Net income base for allocation	1,086,708
Constitution of legal reserve	(46,871)
Constitution of earnings retained for investment	(108,987)
Interim dividend	(363,049)
Additional proposed dividend	567,802

(25)  EARNINGS PER SHARE

Earnings per share – basic and diluted

Calculation of the basic and diluted earnings per share for the years ended December 31, 2013 and 2012 was based on the net income attributable to controlling shareholders and the average weighted number of common shares outstanding during the years. For the diluted earnings per share, it was considered the dilutive effects of instruments convertible into shares, as shown below:

	December 31, 2013	December 31, 2012 restated
Numerator
Net income attributable to controlling shareholders	937,419	1,176,252
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260
Net income per share - basic	0.97	1.22

Numerator
Net income attributable to controlling shareholders	937,419	1,176,252
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(25,016)	(17,537)
Net income attributable to the Controlling Shareholders	912,403	1,158,715

Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260
Net income per share - diluted	0.95	1.20
(*) Proportional to the Company´s percentage interest in each period in the subsidiary

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly subsidiary CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would have been converted into common shares of each subsidiaries at the beginning of the year.

(26)  OPERATING REVENUE

	Consolidated
	Number of Consumers (*)		GWh		R$ thousand
Revenue from eletric energy operations	2013	2012	2013	2012 restated	2013	2012 restated
Consumer class
Residential	6,523,553	6,312,737	15,426	14,567	5,710,050	6,631,596
Industrial	58,565	59,057	14,691	14,536	3,605,079	4,086,080
Commercial	491,057	494,556	8,837	8,714	2,956,069	3,389,159
Rural	245,687	243,283	2,081	2,093	415,075	492,633
Public administration	49,443	48,467	1,234	1,220	407,094	451,241
Public lighting	9,596	9,166	1,586	1,525	284,346	345,058
Public services	7,961	7,729	1,820	1,864	486,609	543,216
(-) Adjustment of excess and surplus revenue of reactive	-	-	-	-	(59,731)	(24,643)
Billed	7,385,862	7,174,995	45,674	44,519	13,804,591	15,914,341
Own comsuption			34	33	-	-
Unbilled (Net)			-	-	73,536	136,905
Emergency charges - ECE/EAEE			-	-	(254)	1
Reclassification to network usage charge - TUSD - captive consumers			-	-	(5,287,096)	(7,558,153)
Electricity sales to final consumers			45,709	44,552	8,590,776	8,493,094

Furnas Centrais Elétricas S.A.			3,026	3,034	441,961	411,798
Other concessionaires and licensees			10,918	9,333	1,874,482	1,478,832
Current electric energy			1,031	2,062	205,976	197,758
Electricity sales to wholesaler´s			14,975	14,429	2,522,419	2,088,388

Reclassification to network usage charge - TUSD - captive consumers					5,287,096	7,558,153
Reclassification to network usage charge - TUSD - free consumers					965,737	1,412,275
(-) Adjustment of revenue surplus and excess responsive					(14,587)	(7,489)
Revenue from construction of concession infrastructure					1,004,399	1,351,550
Resources provided by the energy development account - CDE					627,832	52,093
Other revenue and income					355,694	300,715
Other operating revenues					8,226,172	10,667,297
Total gross revenues					19,339,367	21,248,779
Deductions from operating revenues
ICMS					(2,777,486)	(3,178,771)
PIS					(271,301)	(297,476)
COFINS					(1,247,439)	(1,367,898)
ISS					(5,545)	(4,926)
Global reversal reserve - RGR					(3,791)	(101,136)
Fuel consumption account - CCC					(34,432)	(597,925)
Energy development account - CDE					(155,249)	(584,399)
Research and development and energy efficiency programs					(111,243)	(147,390)
PROINFA					(99,244)	(77,886)
Emergency charges - ECE/EAEE					253	(1)
IPI					(34)	(94)
					(4,705,511)	(6,357,904)

Net revenue					14,633,856	14,890,875
(*) Unaudited information

In accordance with ANEEL’s Order nº 4,097 of December 30, 2010, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Electricity sales to final consumers”, Commercialization activities, to “Other operating revenues”, Distribution activities, with the title “Revenue due to Network Usage Charge - TUSD captive consumers”.

The tariff regulation procedure (Proret), approved by ANEEL Normative Resolution n° 463 of November 22, 2011, determined that revenue received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, should be accounted for as Special Obligations and will be amortized from the next tariff review.

In accordance with ANEEL Order nº 4,991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the distributors subsidiaries adjusted revenue of excess and surplus revenue of reactive, reducing the accounts of “Electricity sales to final consumers” and “Revenue due to Network Usage Charge - TUSD free consumers” against the item reducing of intangible assets (“Special Obligations”). The amount recorded was determined from the date of the subsidiaries' tariff review to December 31, 2013.

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463, whereby the request for advance final relief was granted and the order to account for income from excess demand and excess reactive as special obligations was suspended.  The suspensive effect applied for by ANEEL in its interlocutory appeal was granted in June 2012 and the advance relief originally granted in favor of ABRADEE was suspended.  The subsidiaries are awaiting the court’s decision on the final treatment of this income, and at December 31, 2013, these amounts are still recorded under Special Obligations, according to CPC 25 and IAS 37, net disclosed in intangible assets of concession.

26.1 Periodic tariff revision (“RTP”) e Annual adjustment (“RTA”)

		2013		2012
Company	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April	5.48%	6.18%	3.71%	2.89%
CPFL Piratininga	October	7.42%	6.91%	8,79% (b)	5,5% (b)
RGE	June	-10.32%	-10.64%	11.51%	3.38%
CPFL Santa Cruz	February	(c)	(c)	(c)	(c)
CPFL Leste Paulista	February	(c)	(c)	(c)	(c)
CPFL Jaguari	February	(c)	(c)	(c)	(c)
CPFL Sul Paulista	February	(c)	(c)	(c)	(c)
CPFL Mococa	February	(c)	(c)	(c)	(c)

(a)   Represents the average effect perceived by consumers, in accordance with ANEEL resolutions, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (unaudited).

(b)   On October 2, 2012 ANEEL approved the RTP de 2011 for the subsidiary CPFL Piratininga, with a total repositioning of -5.43%, of which -4.45% relates to the economic repositioning and -0.98% to the financial components. This result was used as a basis for calculation of the 2012 Annual Tariff Readjustment. On October 16, 2012 ANEEL’s Collegiate Board of Directors approved the 2012 Annual Tariff Review – RTA of the subsidiary.  Tariffs were increased by 8.79%, on average, of which 7.71% relates to the economic increase and 1.08% to the financial components. The 2012 RTA took into consideration the impact of 1/3 of the financial component of the 2011 RTP, which represents a reduction of 2.42%. If this effect had not been taken into account, the total increase of the 2012 RTA would have been 11.21%. With the ratification of the 2011 RTP and 2012 RTA, the average effect to be perceived by consumers is 5.50% in relation to the tariffs in force. The new tariffs are effective from October 23, 2012 to October 22, 2013.

On October 22, 2013 ANEEL published Resolution 1,638, fixing the adjustments in the subsidiary’s tariffs from October 23, 2013.  The tariffs increased by 7.42%, on average, of which 9.69% relates to the annual economic adjustment and -2.27% to the pertinent financial components. The average effect perceived by captive consumers is a 6.91% tariff increase.

 (c)  On January 31, 2012, ANEEL extended the effective term of the supply tariffs and TUSD of these subsidiaries, until the final processing of the tariff review. The Periodic Tariff Review - RTP of February 2012 was only ratified in January 2013, but without immediate application of the tariffs. Based on the tariffs of the 2012 RTP, ANEEL ratified the Extraordinary Tariff Review (“RTE”), effective from January 24, 2013 to February 2, 2013. The tariffs ratified in the 2013 RTA, which incorporated the effects of the extension of the RTP, came into effect from February 3, 2013.

The RTP and RTA percentages for these subsidiaries are as follows:

	RTA 2013		RTP 2012
	With financial components	Effect perceived by consumers compared to RTA/13 (*)	With financial components	Effect perceived by consumers compared to RTE/11 (*)
CPFL Santa Cruz	9.32%	-0.94%	8.10%	-4.66%
CPFL Leste Paulista	6.48%	3.36%	0.08%	-1.25%
CPFL Jaguari	2.71%	2.68%	-7.10%	-7.33%
CPFL Sul Paulista	2.27%	2.21%	-3.72%	-5.02%
CPFL Mococa	7.00%	5.10%	9.00%	6.34%
(*) Unaudited information

As mentioned in note 38.1, on February 3, 2014, ANEEL fixed the tariff adjustment of these subsidiaries as from that date.

The subsidiaries filed a Request for Reconsideration in relation to the RTP, which was judged in January 2014 (Note 38.7).

26.2 Extraordinary Tariff Review (“RTE”)

In order to encompass the effects of Provisional Measure 579/2012, (converted into Law 12,783 in January 2013) – Extension of the concessions and other topics of interest, ANEEL ratified the result of the 2013 Extraordinary Tariff Review (“RTE”), applied for consumption from January 24, 2013. The extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and the decrease in the transmission costs were also computed. This RTE has no impact on the net profit or loss.  ANEEL ratified the result of the 2013 extraordinary review for the distribution subsidiaries with the following resolutions. The average effects for the distributors’ consumers were:

Distributors	Resolution n°	Effect perceived by consumers (*)
CPFL Paulista	1,433	-20.42%
CPFL Piratininga	1,424	-26.70%
RGE	1,411	-22.81%
CPFL Santa Cruz	1,452	-23.72%
CPFL Jaguari	1,450	-25.33%
CPFL Mococa	1,451	-24.38%
CPFL Leste Paulista	1,449	-26.42%
CPFL Sul Paulista	1,453	-23.83%
(*) Unaudited information

26.3 – Resources provided by the Energy Development Account - CDE

Provisional Measure 579, of September 11, 2012 (converted into Law 12,783 of January 11, 2013) determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. Income of R$ 627,832  was recorded in 2013, R$ 69,231 for the low income subsidy and R$ 558,600 for other tariff discounts, set against accounts receivable – Resources provided by the Energy Development Account - CDE (note 11) and accounts payable – CDE (note 23).

(27)  COST OF ELECTRIC ENERGY

	Consolidated
	GWh		R$ thousand
Electricity Purchased for Resale	2013	2012 restated	2013	2012 restated
Itaipu Binacional	10,719	10,781	1,298,210	1,131,744
Current electric energy	2,974	2,662	726,936	244,921
PROINFA	1,019	1,070	233,152	215,400
Energy purchased of bilateral contracts and through action in the regulated market	42,980	48,085	6,786,524	5,814,982
Resources provided by the energy development account - CDE	-	-	(827,578)	-
Credit of PIS and COFINS	-	-	(748,526)	(677,043)
Subtotal	57,692	62,597	7,468,718	6,730,004

Electricity Network Usage Charge
Basic network charges			559,631	1,127,319
Transmission from Itaipu			34,716	96,454
Connection charges			44,470	79,855
Charges of use of the distribution system			29,542	34,322
System service charges - ESS			554,865	252,708
Reserve energy charges			33,194	85,148
Resources provided by the energy development account - CDE			(458,792)	-
Credit of PIS and COFINS			(69,655)	(152,815)
Subtotal			727,969	1,522,991

Total			8,196,687	8,252,995
(*) Unaudited information

27.1 Resources provided by the CDE - Decree 7,945/2013

Due to the unfavorable hydropower conditions from the end of 2012, including the low levels of water reserves at the hydroelectric power plants, the output of the thermal plants was set at the highest level. In view of this and considering the concessionaires’ exposure in the short-term market, due largely to allocation of the physical energy and power guarantee quotas and repeal of the plants’ authorization by ANEEL, the energy cost of the distributors increased significantly in 2012 and 2013.

As a result of this scenario and as the distribution concessionaires do not have control over these costs, on March 7, 2013, the Brazilian government issued Decree 7,945, which provided for certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge.

In relation to contracting of energy, Decree 7,945 (i) reduced the minimum term from three years to one, as from the start of the energy supply, for commercialization contracts for electric energy provided by existing ventures and (ii) increased the pass-through of the distributors’  electric energy acquisition costs to the final consumers from one hundred and three to one hundred and five percent of the total amount of electric energy contracted in relation to the distributor’s annual supply load.

The Decree amended the objectives of the CDE, and introduced the pass-through of CDE funds to the distribution concessionaires in relation to the following costs:

i.    exposure in the short-term market of the hydroelectric power plants contracted under a system of physical guarantee of electric energy and power quotas, due to inadequate allocation of generation in the scope of the Energy Relocation Mechanism – MRE (Hydrological Risk);

ii. exposure of the distributors in the short-term market, due to insufficient contractual support for the load distributed, in relation to the amount of replacement not recontracted as a result of non-participation in the extension of the electric energy generation concessions (Involuntary exposure);

iii. the additional cost related to activation of thermoelectric plants without respecting the order of merit by decision of the Electrical Sector Monitoring Committee – CMSE (ESS – Energy Security);

iv. the full or partial amount of the accumulated positive balance in the CVA (compensation mechanism) account, for the system service charge and energy purchased for resale (CVA ESS and Energy).

In relation to items (i), (ii) and (iii), in accordance with CPC 07 / IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, the Company recorded the amount of R$ 726,234 in 2013.

In relation to item (iv):

•         in the tariff review for the subsidiaries CPFL Paulista and RGE, in Order 1,144, of April 18, 2013, and Authorization Resolution 1,535, of June 18, 2013, respectively, ANEEL granted (i) in the case of the subsidiary CPFL Paulista, full coverage of the positive balances of the CVA calculated on energy purchased and the ESS charge for 2012, as well as positive amounts of the CVA for energy purchased in the availability auction, in the accrual period of January 2013, totaling R$ 371,460 and (ii) in the case of the subsidiary RGE, partial coverage of the CVA balances calculated on energy purchased and the ESS charge, amounting to R$ 10,706. Both amounts were credited to the cost of electric energy under Resources provided by the CDE– decree 7,945/13, set against other credits in the line Receivable from resources provided by the Energy Development Account CDE (note 11).

•         partial coverage of the positive CVA balances calculated on energy purchased (reversal of an expense of R$ 167,901) and of the System Service Charge (“ESS”) charge (expense of R$ 122) for the period October 2012 to October 2013 was approved for the subsidiary CPFL Piratininga in the tariff adjustment process, through Ratification Resolution 1638 of October 23, 2013, amounting to a total of R$ 167,779. Both amounts were credited to the cost of electric energy under Resources provided by the CDE– decree 7945/13, set against other credits in the line Receivable from resources provided by the Energy Development Account CDE (note 11);

•         in the tariff review for the subsidiary CPFL Santa Cruz, approved by Ratification Resolution 1682, of January 30, 2014, ANEEL granted full coverage of the positive CVA balances calculated on energy purchased (reversal of an expense of R$ 154,514) and of the ESS charge (expense of R$ 5,323) for the period February 2013 to January 2014, amounting to a total of R$ 10,192. Both amounts were credited to the cost of electric energy under Resources provided by the CDE– decree 7945/13, set against other credits in the line Receivable from resources provided by the Energy Development Account CDE (note 11);

The resources provided by the CDE recognized in 2013 are shown in the following table, per distributor controlled by the Company:

	2013
	Electricity purchased for resale			Electricity network usage charge		Total
	Overcontracting	Quotas and hydrological risk	Electricity purchased - tariff review	System service charges - ESS	System service charges - ESS - tariff review
CPFL Paulista	161,087	10,868	327,252	217,464	44,207	760,878
CPFL Piratininga	76,735	395	167,901	88,166	(122)	333,076
CPFL Santa Cruz	8,689	(28)	15,514	16,082	(5,323)	34,934
CPFL Leste Paulista	1,092	(6)	-	6,487	-	7,573
CPFL Sul Palista	-	(11)	-	3,621	-	3,610
CPFL Jaguari	2,537	98	-	4,631	-	7,267
CPFL Mococa	-	(6)	-	2,717	-	2,711
RGE	53,593	(287)	2,153	72,310	8,553	136,322
Total	303,734	11,023	512,821	411,477	47,316	1,286,370

(28)  OPERATING COSTS AND EXPENSES

	Parent company
	Operating expenses				Total
	General		Other
	2013	2012 restated	2013	2012 restated	2013	2012 restated
Personnel	13,867	17,204	-	-	13,867	17,204
Materials	22	10	-	-	22	10
Outside services	5,323	6,808	-	-	5,323	6,808
Depreciation and Amortization	76	65	-	-	76	65
Other	3,338	5,463	-	36	3,338	5,499
Leases and rentals	127	121	-	-	127	121
Publicity and advertising	1,291	3,912	-	-	1,291	3,912
Legal, judicial and indemnities	1,081	713	-	-	1,081	713
Donations, contributions and subsidies	617	521	-	-	617	521
Other	222	195	-	36	222	231
Total	22,626	29,549	-	36	22,626	29,585

	Consolidated
			Services rendered to third parties		Operating expenses						Total
	Operating costs				Sales		General		Other
	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated
Personnel	425,349	415,862	-	30	106,111	104,343	192,142	177,023	-	-	723,602	697,258
Post-employment benefit obligation	61,665	33,332	-	-	-	-	-	-	-	-	61,665	33,332
Materials	92,562	89,526	2,661	1,757	4,117	2,965	6,806	9,120	-	-	106,145	103,368
Outside services	178,809	174,326	2,464	2,356	100,301	107,603	205,450	256,949	-	-	487,024	541,233
Depreciation and amortization	664,601	619,568	-	-	33,689	33,046	59,964	41,598	-	-	758,253	694,213
Costs related to infrastructure construction	-	-	1,004,399	1,351,550	-	-	-	-	-	-	1,004,399	1,351,550
Other	44,531	45,093	(6)	(18)	132,379	220,188	464,253	239,673	285,148	376,898	926,304	881,834
Collection charges	-	-	-	-	52,372	49,053	-	-	-	-	52,372	49,053
Allowance for doubtful accounts	-	-	-	-	70,324	163,811	-	-	-	-	70,324	163,811
Leases and rentals	26,181	28,484	-	-	11	88	12,390	9,210	-	-	38,582	37,782
Publicity and advertising	871	106	-	-	212	26	13,179	22,604	-	-	14,262	22,736
Legal, judicial and indemnities	-	-	-	-	-	-	429,883	187,420	-	-	429,883	187,420
Donations, contributions and subsidies	-	-	-	-	8,003	5,815	3,935	2,337	-	-	11,938	8,151
Inspection fee	-	-	-	-	-	-	-	-	27,422	30,136	27,422	30,136
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	6,276	-	-	-	-	-	-	(39,253)	48,051	(39,253)	54,328
Intangible of concession amortization	-	-	-	-	-	-	-	-	296,977	284,713	296,977	284,713
Financial compensation for water resources utilization	10,515	4,235	-		-		-		-		10,515	4,235
Other	6,963	5,991	(6)	(18)	1,457	1,394	4,866	18,104	2	13,997	13,282	39,468
Total	1,467,516	1,377,706	1,009,518	1,355,675	376,597	468,146	928,614	724,364	285,148	376,898	4,067,393	4,302,788

(29)  FINANCIAL INCOME AND EXPENSES

	Parent company		Consolidated
	2013	2012 restated	2013	2012 restated
Financial Income
Income from financial investments	67,544	26,731	316,617	200,860
Arrears of interest and fines	5	20	143,429	167,346
Restatement of tax credits	1,221	2,530	8,425	9,932
Restatement of escrow deposits	448	807	118,406	50,605
Monetary and exchange adjustment	-	-	43,615	49,437
Adjustment to expected cash flow (note 10)	-	-	-	159,195
Discount on purchase of ICMS credit	-	-	21,446	18,917
PIS and COFINS on insterest on shareholders' equity	(15,093)	(19,093)	(15,368)	(19,218)
Other	3,512	4,307	62,637	69,889
Total	57,637	15,301	699,208	706,963

Financial Expense
Debt charges	(83,614)	(36,361)	(1,291,762)	(1,072,622)
Monetary and exchange variations	(607)	2	(182,022)	(120,342)
Adjustment to expected cash flow (note 10)	-	-	(66,851)	-
(-) Capitalized borrowing costs	-	-	57,184	48,172
Public utilities	-	-	(11,690)	(11,128)
Other	(277)	(1,026)	(175,511)	(128,816)
Total	(84,497)	(37,385)	(1,670,651)	(1,284,736)

Net financial expense	(26,860)	(22,084)	(971,443)	(577,773)

Interest was capitalized at an average rate of 8.24% p.a. in 2013 (7.85% p.a. in 2012) on qualifying assets, in accordance with CPC 20(R1) and IAS 23.

In the expense of monetary and exchange variations includes the effects of gains of R$ 211,282 (R$ 182,892 in 2012) on derivative instruments (note 34).

(30)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

	Distribution	Generation (conventional sources)	Generation (Renewable sources)	Commercialization	Services	Other (*)	Elimination	Total
2013
Net revenue	11,563,700	601,980	802,011	1,579,893	84,622	1,649	-	14,633,856
(-) Intersegment revenues	15,354	323,658	281,913	264,891	116,184	-	(1,002,001)	-
Income from electric energy service	1,550,951	559,784	214,750	52,060	13,333	(21,103)	-	2,369,775
Financial income	504,463	40,005	55,083	27,665	13,876	58,115	-	699,208
Financial expense	(906,153)	(338,783)	(314,243)	(22,601)	(4,358)	(84,513)	-	(1,670,651)
Income before taxes	1,149,261	381,874	(44,410)	57,123	22,852	(47,500)	-	1,519,200
Income tax and social contribution	(423,712)	(69,937)	(10,607)	(21,399)	(6,881)	(37,627)	-	(570,164)
Net Income	725,549	311,937	(55,017)	35,724	15,970	(85,127)	-	949,036
Total Assets (**)	15,263,417	4,515,880	9,470,564	342,516	243,612	1,206,806	-	31,042,796
Capital Expenditures and other intangible assets	844,804	9,744	827,704	3,593	48,646	345	-	1,734,836
Depreciation and Amortization	(564,538)	(133,514)	(348,355)	(4,106)	(4,632)	(86)	-	(1,055,231)

2012 restated
Net revenue	12,391,730	558,547	608,223	1,284,069	46,855	1,452	-	14,890,875
(-) Intersegment revenues	22,138	269,688	210,260	602,332	124,968	-	(1,229,386)	-
Income from electric energy service	1,369,809	496,885	215,139	255,193	26,276	(28,210)	-	2,335,091
Financial income	558,130	32,809	56,461	39,389	4,777	15,397	-	706,963
Financial expense	(632,278)	(228,949)	(254,333)	(140,506)	8,475	(37,143)	-	(1,284,736)
Income before taxes	1,295,661	421,423	17,268	154,076	39,528	(49,957)	-	1,877,998
Income tax and social contribution	(469,081)	(72,756)	(9,256)	(52,000)	(12,856)	(54,987)	-	(670,937)
Net Income	826,580	348,667	8,011	102,075	26,672	(104,944)	-	1,207,062
Total Assets (**)	14,729,776	4,376,137	8,786,521	466,645	186,303	378,897	-	28,924,279
Capital Expenditures and other intangible assets	1,402,994	12,804	1,021,970	2,870	18,865	508	-	2,460,011
Depreciation and Amortization	(544,192)	(138,417)	(289,372)	(3,177)	(3,693)	(74)	-	(978,926)

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties.
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments.

(31)  RELATED PARTIES TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminium and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•   BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries and associated companies, joint ventures under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)         Bank deposits and short-term investments –  refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund, managed, by BB DTVM, among others.

b)        Loans and financing and debentures – relate to funds raised from the Banco do Brasil in accordance with notes 16 and 17. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 16 and 17.

c)         Other financial transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated in the income statement over the term of the contract.

d)         Purchase and sale of energy and charges - Refers to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, in the free Market, are carried out under conditions regarded by the Company as similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. In the regulated market, the prices charged are set by mechanisms established by the Grantor.

e)         Intangible assets, Property, plant and equipment, Materials and Service – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)          Advances – advances for investments in research and development.

g)         Other revenue –  refers basically to revenue from rental of use of the distribution system for telephone services.

h)         Intercompany loan - refers to the agreement with contractual terms of 113.5% of the CDI, initially scheduled for maturity on January 15, 2014, amended to January 16, 2017.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 18).

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração renegotiated with the joint ventures BAESA, ENERCAN and Chapecoense the original maturities of September, October, November and December 2013 for the energy purchase invoices to January 2014.

The total remuneration of key management personnel in 2013, in accordance with CVM Decision nº 560/2008, was R$ 33,680 (R$ 40,425 in 2012). This amount comprises R$ 36,382 (R$ 32,794 in 2012) respect of short-term benefits, R$ 973 (R$ 1,109 in 2012) for post-employment benefits and a provision reversal of R$ 3,675 (R$ 6,342 in 2012) for other long-term benefits,  and refers to the amount recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures:

	Consolidated
	Assets		Liabilities		Revenue		Expense
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated	2013	2012 restated	2013	2012 restated
Bank deposits and short-term investments
Banco do Brasil S.A.	115,968	82,111	-	-	6,331	7,687	52,398	1

Loans and financing, debentures and derivatives contracts (*)
Banco do Brasil S.A.	-	-	1,767,934	1,778,338	-	-	88,646	129,222

Other financial transactions
Banco do Brasil S.A.	-	-	-	1,224	1,224	1,633	6,031	5,483
Chapecoense Geração S.A.	-	-	-	-	-	-	1,277	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	-	1,021	-
JBS S/A	-	-	-	-	78	4,010	-	-

Advances
ENERCAN - Campos Novos Energia S.A.	-	-	-	1,558	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	-	572	-	-	-	-
Chapecoense Geração S.A.	-	-	-	1,272	-	-	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	898	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	24	-	-	-	1,048	1,375
Baguari I Geração de Energia Elétrica S.A.	-	-	5	-	-	-	234	-
BRASKEM S.A.	-	-	-	-	20,916	-	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	636	-
Caetité 3 Energia Renovável S.A.	-	-	5	-	-	-	642	-
Calango Energia Renovável S.A.	-	-	-	-	-	-	1,044
Camargo Correa Cimentos S.A.	-	-	-	-	-	7,561
Companhia de Eletricidade do Estado da Bahia – COELBA	728	697	-	-	12,427	6,362	-	-
Companhia Energética de Pernambuco - CELPE	545	1,031	-	-	19,096	6,351	-	-
Companhia Energética do Ceara - COELCE (**)	-	188	-	-	-	1,937	-	-
Companhia Energética do Rio Grande do Norte - COSERN	223	657	191	-	8,125	2,624	1,070	-
Energética Águas da Pedra S.A.	-	-	120	-	-	-	3,746	3,512
Estaleiro Atlântico Sul S.A.	-	-	-	-	6,106	-	-	-
Fras-le	-	-	-	-	6	-	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	145	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	523	-
MULTINER S/A	-	-	-	-	207	-	-	-
NC ENERGIA S.A.	-	-	-	-	22,576	19,813	-	-
Petrobrás	-	-	-	-	-	3,207	-	34,143
Raposo Tavares	-	-	-	-	21	-	-	-
Rio PCH I S.A.	-	-	220	-	5,501	4,732	1,565	1,353
SE Narandiba S.A.	-	-	-	-	-	-	117	141
Serra do Facão Energia S.A. - SEFAC	-	-	547	-	-	-	18,602	15,876
Tavex Brasil S.A. (antiga Santista Têxtil Brasil S	-	-	-	-	11,368	18,448	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	178	-	346	-	6,280	5,841
Vale Energia S.A.	6,960	6,594	-	-	89,671	77,041	-	-
VALE S.A.	-	-	-	-	-	2,877	1,419	21,024
BAESA – Energética Barra Grande S.A.	-	-	29,568	7,066	-	497	75,951	182,003
Chapecoense Geração S.A.	-	1,006	111,019	27,695	3,936	14,152	327,385	303,670
ENERCAN - Campos Novos Energia S.A.	544	377	103,252	29,548	9,376	6,264	232,815	209,814
EPASA - Centrais Elétricas da Paraiba	2	-	17,094	35,690	75,781	6,869	107,348	74,761

Intangible assets, Property, plant and equipment, Materials and Service
Barrocão Empreendimento Imobiliário SPE Ltda.	-	-	-	-	67	-	-	-
Boa Vista Empreendimento Imobiliário SPE Ltda.	2	-	-	-	50	35	-	-
Brasil Telecom	-	-	-	127	-	-	-	737
Celesc - Centrais Elétricas Sta Catarina	-	-	-	-	-	-	1,078	-
Cia.de Saneamento Básico do Estado de São Paulo - SABESP	85	-	36	-	1,002	42	27	43
Concessionária do Sistema Anhanguera - Bandeirante S.A.	-	-	-	-	-	-	50	50
Concessionárias de Rodovias do Oeste de São Paulo	-	-	-	-	-	262	-	-
Construções e Comércio Camargo Corrêa S.A.	-	-	-	-	-	-	-	970
Embraer	-	-	-	-	36	-	-	-
Ferrovia Centro-Atlântica S.A.	507	-	-	-	1,526	112	-	100
HM 11 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	9	-	-	-
HM 12 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	9	12	-	-
HM 25 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	63	-	-	-
Hortolândia 4A Empreendimento Imobiliário SPE Ltda	-	-	-	-	41	-	-	-
Indústrias Romi S.A.	4	-	-	-	43	40	-	-
InterCement Brasil S.A	-	-	-	-	53	1,545	-	-
Itaúsa	-	-	-	-	-	-	270	-
Jaguariúna III Empreendimento Imobiliário SPE Ltda.	-	-	-	-	56	-	-	-
LUPATECH	-	-	-	-	-	-	3	-
MRS Logística S.A	-	-	-	-	168	-	-	-
OI S.A. e Brasil Telecom S.A.	-	-	-	131	-	-	-	653
Petrobrás	9	-	-	-	208	30	-	-
Recanto dos Sonhos Empreendimento Imobiliário SPE	-	-	-	-	-	60	-	-
Renovias Concessionária S.A.	-	-	-	-	-	-	6	8
Rodovias Integradas do Oeste - SP Vias	26	-	28	26	300	578	-	24
SAMM - Sociedade de Atividades em Multimídia Ltda.	306	-	-	-	627	409	-	-
Sumaré Matão Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	45	-	122
TOTVS S.A.	-	9	42	111	-	-	2,766	1,942
BAESA – Energética Barra Grande S.A.	66	-	-	-	1,367	1,298	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	1,367	1,298	-	-
EPASA - Centrais Elétricas da Paraiba	-	100	-	-	5,186	-	-	-
Chapecoense Geração S.A.	-	11	-	-	1,499	1,330	-	-

Other revenue
OI S.A. e Brasil Telecom S.A. (**)	-	2,009	-	-	-	12,051	-	-

Intercompany loans
EPASA - Centrais Elétricas da Paraíba S.A.	86,655	-	-	-	5,585	-	-	-

(*) Amortized cost
(**) Related party until December 31, 2012

(32)  INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the financial statements are:

		Consolidated
Description	Type of cover	2013	2012 restated
Non current assets	Fire, lightning, explosion, machinery breakdown, electrical damage and engeneering risk	6,241,881	5,712,235
Transport	National transport	634,171	180,766
Stored materials	Fire, lightning, explosion and robbery	262,883	50,935
Automobiles	Comprehensive cover	5,327	6,536
Civil liability	Electric energy distributors	166,000	128,000
Personnel	Group life and personal accidents	163,597	172,736
Other	Operational risks and other	311,755	347,213
Total		7,785,615	6,598,421
Unaudited information

(33)  RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Company’s Corporate Risk Management model in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policies are established to identify, analyze and treat the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Company's activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted. The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries to incur in losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The quantification of this risk is presented in note 34. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered. Decree 7,945 of March, 2013 established that the full or partial amount of the accumulated positive balance by the CVA in relation to the system service charge and energy purchased for resale (CVA ESS and Energy) should be passed on through the CDE, at the time of the tariff adjustment or review (note 27).

Interest rate risk: This risk derives from the possibility of the Company and its subsidiaries to incurr in losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 34.

Credit risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of energy shortages: The energy sold by the subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. In spite of the unfavorable hydrological conditions at the beginning of 2014, to accurately define the risk of energy shortages, it is necessary to wait for the end of the wet season in the main water basins.

Risk of acceleration of debts: The Company and its subsidiaries have loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and accordingly has internal control policies that aim for a strict control environment to minimize the exposure to risks.

(34)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					December 31, 2013		December 31, 2012 restated
	Note	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value

Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	2,105,618	2,105,618	1,152,712	1,152,712
Cash and cash equivalent	5	(a)	(2)	Level 2	2,100,804	2,100,804	1,282,322	1,282,322
Consumers, concessionaires and licensees	6	(b)	(1)	n/a	2,161,643	2,161,643	2,366,682	2,366,682
Leases	9	(b)	(1)	n/a	48,574	48,574	41,443	41,443
Associates, subsidiaries and parent company		(b)	(1)	n/a	86,655	86,655	-	-
Financial investments		(c)	(1)	n/a	-	-	3,939	3,939
Financial investments		(a)	(2)	Level 1	24,806	24,806	2,161	2,161
Derivatives	34	(a)	(2)	Level 2	318,490	318,490	487,308	487,308
Financial asset of concession	10	(d)	(2)	Level 3	2,771,593	2,771,593	2,377,240	2,377,240
Financial asset of concession	10	(b)	(1)	n/a	15,480	15,480	-	-
Receivables from Resources provided by the Energy Development Account - CDE	11	(b)	(1)	n/a	170,543	170,543	24,972	24,972
Other finance assets (**)		(b)	(1)	n/a	250,933	250,933	356,146	356,146
					10,055,140	10,055,140	8,094,924	8,094,924

Liability
Suppliers	15	(e)	(1)	n/a	1,884,693	1,884,693	1,693,604	1,693,604
Loans and financing - Principal and interest	16	(e)	(1)	n/a	7,221,542	6,416,990	6,889,549	6,766,129
Loans and financing - certain debts	16 (****)	(a)	(2)	Level 2	2,008,454	2,008,454	2,388,245	2,388,245
Debentures - Principal and interest	17	(e)	(1)	n/a	7,791,402	7,859,140	6,195,239	6,396,903
Regulatory charges	19	(e)	(1)	n/a	32,379	32,379	110,776	110,776
Derivatives	34	(a)	(2)	Level 2	2,950	2,950	445	445
Public utility	22	(e)	(1)	n/a	83,176	83,176	79,813	79,813
Other finance liabilities (***)		(e)	(1)	n/a	148,220	148,220	172,136	172,136
					19,172,816	18,436,002	17,529,807	17,608,051
(*) Refers to the hierarchy for determination of fair value

(**) Other financial assets include: (i) Pledges, funds and tied deposits, (ii) Fund tied to the foreign currency loan, (iii) Services rendered to third parties, (iv) Refund of RGR and (v) Collection agreements, as disclosed in note 11

(***) Other financial liabilities include: (i) Consumers and concessionaires, (ii) Nacional scietific and technological development fund - FNDCT, (iii) Energy research company - EPE, (iv) Collection agreement, (v) Reversal fund and (vi) Business acquisition, as disclosed in note 22.

(****) As a result of the initial designation of this financial liability, the financial statements showed a gain of R$ 51,238 in 2013 (loss of R$ 88,206 in 2012)
Key
Category:	Measurement:
(a) - Measured at fair value through profit or loss	(1) - Measured at amortized cost
(b) - Loans and receivables	(2) - Mensured at fair value
(c) - Held to maturity
(d) - Available for sale
(e) - Other finance liabilities

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

CPC 40 (R1) and IFRS 7 requires classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also defines observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in net income was of R$ 66,851 ( (note 10), with no effects on the shareholders’ equity.

The Company recognizes in “Investments at cost” in the financial statements the 5.93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154 common shares and 18,593 preferred shares. Investco’s shares are not quoted on the stock exchange and the main objective of it operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries (note 16) have their terms fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At December 31, 2013, the Company and its subsidiaries had the following swap operations:

	Market values (accouting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain/(Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Paulista
Morgan Stanley	32,868	-	32,868	30,240	2,628	dollar	September 2016	85,475	over the counter
Bank of America Merrill Lynch	91,881	-	91,881	81,055	10,826	dollar	July 2016	497,080	over the counter
Citibank	32,749	-	32,749	29,997	2,753	dollar	September 2016	85,750	over the counter
Scotiabank	6,991	-	6,991	6,158	833	dollar	July 2016	49,000	over the counter
	164,489	-	164,489	147,450	17,039
CPFL Piratininga
Santander	1,002	-	1,002	1,677	(675)	dollar	July 2016	100,000	over the counter
Citibank	6,007	-	6,007	5,647	360	dollar	August 2016	12,840	over the counter
Scotiabank	9,131		9,131	8,043	1,088	dollar	July 2016	64,000	over the counter
	16,140	-	16,140	15,367	773
CPFL Santa Cruz
J.P.Morgan	2,089		2,089	1,962	126	dolar	July 2015	20,000	over the counter
Banco Santander	614		614	773	(159)	dolar	June 2016	20,000	over the counter
	2,703	-	2,703	2,736	(33)
CPFL Leste Paulista
Citibank	3,067	-	3,067	3,026	41	dollar	September 2014	8,000	over the counter
Bank of Nova Scotia	3,082		3,082	2,930	151	dollar	July 2015	25,000	over the counter
	6,149	-	6,149	5,956	193
CPFL Sul Paulista
Citibank	3,067	-	3,067	3,026	41	dollar	September 2014	8,000	over the counter
JPMorgan	1,097	-	1,097	1,031	65	dollar	July 2015	10,500	over the counter
Scotiabank	1,294	-	1,294	1,231	64	dollar	July 2015	10,500	over the counter
Santander	675	-	675	851	(175)	dollar	June 2016	22,000	over the counter
	6,133	-	6,133	6,138	(5)
CPFL Jaguari
Citibank	3,118	-	3,118	3,079	39	dollar	August 2014	7,000	over the counter
Scotiabank	1,602	-	1,602	1,524	79	dollar	July 2015	13,000	over the counter
Santander	952	-	952	1,199	(247)	dollar	June 2016	31,000	over the counter
	5,672		5,672	5,801	(129)
CPFL Mococa
Citibank	2,684	-	2,684	2,647	36	dollar	September 2014	7,000	over the counter
Scotiabank	1,356	-	1,356	1,289	67	dollar	July 2015	11,000	over the counter
	4,040	-	4,040	3,937	103
CPFL Geração
Citibank	47,628	-	47,628	44,477	3,151	dollar	August 2016	100,000	over the counter

RGE
Citibank	34,918	-	34,918	33,603	1,315	dollar	July 2017	128,590	over the counter
J.P. Morgan	13,636	-	13,636	12,873	763	dollar	July 2016	94,410	over the counter
Bank of Tokyo-Mitsubishi	22,563	-	22,563	27,652	(5,089)	dollar	May 2018	204,616	over the counter
	71,116	-	71,116	74,128	(3,012)
Subtotal	324,070	-	324,070	305,990	18,080

Hedge interest rate variation (1)
CPFL Paulista
Bank of America Merrill Lynch	(2,690)	-	(2,690)	451	(3,141)	CDI	July 2019	660,000	over the counter
J.P.Morgan	(1,544)	-	(1,544)	166	(1,710)	CDI	February 2021	300,000	over the counter
Votorantin	(482)	-	(482)	58	(540)	CDI	February 2021	100,000	over the counter
Santander	(501)	-	(501)	61	(562)	CDI	February 2021	105,000	over the counter
	(5,217)	-	(5,217)	736	(5,953)
CPFL Piratininga
J.P.Morgan	(448)	-	(448)	75	(522)	CDI	July 2019	110,000	over the counter
Votorantim	(571)	-	(571)	83	(654)	CDI	February 2021	135,000	over the counter
Santander	(407)		(407)	63	(470)	CDI	February 2021	100,000	over the counter
	(1,426)	-	(1,426)	221	(1,646)
RGE
HSBC	-	(2,038)	(2,038)	341	(2,379)	CDI	July 2019	500,000	over the counter
Votorantim	-	(912)	(912)	92	(1,004)	CDI	February 2021	170,000	over the counter
	-	(2,950)	(2,950)	432	(3,382)
CPFL Geração
Votorantim	(780)	-	(780)	273	(1,053)	CDI	August 2020	460,000	over the counter

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	1,842	-	1,842	3,114	(1,272)	dollar	January 2014 to December 2014	46,340	over the counter

Subtotal	(5,581)	(2,950)	(8,531)	4,776	(13,306)

Total	318,490	(2,950)	315,539	310,766	4,775

Current	1,842	-
Noncurrent	316,648	(2,950)

For further details of terms and information about debts and debentures, see notes 16 and 17
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the years 2013 and 2012, the derivatives resulted in the following impacts on the result:

		Gain (Loss)
Company	Hedged risk / transaction	2013	2012 restated
CPFL Energia	Interest rate variation	323	356
CPFL Energia	Mark to market	(469)	451
CPFL Paulista	Interest rate variation	933	-
CPFL Paulista	Exchange variation	150,500	60,219
CPFL Paulista	Mark to market	(38,759)	50,866
CPFL Piratininga	Interest rate variation	303	207
CPFL Piratininga	Exchange variation	61,673	20,949
CPFL Piratininga	Mark to market	(20,454)	19,711
RGE	Interest rate variation	798	498
RGE	Exchange variation	43,058	9,130
RGE	Mark to market	(11,380)	4,596
CPFL Geração	Interest rate variation	273	167
CPFL Geração	Exchange variation	18,428	8,261
CPFL Geração	Mark to market	(4,344)	5,676
CPFL Santa Cruz	Exchange variation	1,962	(789)
CPFL Santa Cruz	Mark to market	(486)	453
CPFL Leste Paulista	Exchange variation	3,435	(87)
CPFL Leste Paulista	Mark to market	(462)	653
CPFL Sul Paulista	Exchange variation	3,140	(226)
CPFL Sul Paulista	Mark to market	(658)	676
CPFL Jaguari	Exchange variation	2,398	138
CPFL Jaguari	Mark to market	(595)	454
CPFL Mococa	Exchange variation	1,966	130
CPFL Mococa	Mark to market	(301)	403
		211,282	182,892

c) Sensitivity analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

If the risk exposure is considered active, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the income of the Company and its subsidiaries.  Similarly, if the risk exposure is considered passive, the risk is of an increase in the pegged indexes and the consequent negative effect on income.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, CDI, IGP-M and TJLP), as shown below:

c.1) Exchange rates variation

Considering the level of net exchange rate exposure at December 31, 2013 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure (R$ thousand) (1)	Risk	Exchange depreciation of 11,3% (*)	Exchange appreciation of 25,0% (**)	Exchange appreciation of 50,0% (**)

Financial liability instruments	(2,065,377)		(232,935)	341,643	916,221
Derivatives - plain vanilla swap	2,067,289		233,150	(341,960)	(917,069)
	1,912	Drop in the dollar	216	(316)	(848)

Total	1,912		216	(316)	(848)

(*) In accordance with exchange graphs contained in information provided by the BM&F

(**) In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to the information provided by the BM&F.
As the net exposure is an asset, the risk is of a drop in the dollar and the exchange rate is therefore appreciated by 25% and 50% in relation to the probable dollar.

(1) Exchange rate at December 31, 2013: R$ 2.34.

c.2) Variation in interest rates

Assuming (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at December 31, 2013 is maintained, and (ii) the respective accumulated annual indexes for 2013 remain stable (CDI 8.02% p.a; IGP-M 5.51% p.a.; TJLP  5.00% p.a.), the effects on 2013 financial statements would be a net financial expense of R$ R$ 728,835 (CDI R$ 518,664, IGP-M R$ 4,563 e TJLP R$ 205,608). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure (R$ thousand)	Risk	Scenario I (*)	Raising index by 25% (**)	Raising index by 50% (**)

Financial asset instruments	4,809,808		129,384	258,166	386,949
Financial liability instruments	(9,525,193)		(256,228)	(511,265)	(766,302)
Derivatives - plain vanilla swap	(1,751,749)		(47,122)	(94,025)	(140,928)
	(6,467,134)	CDI apprec.	(173,966)	(347,123)	(520,281)

Financial asset instruments	952		6	20	35
Financial liability instruments	(83,757)		(503)	(1,782)	(3,061)
	(82,804)	IGP-M apprec.	(497)	(1,762)	(3,026)

Financial liability instruments	(4,112,160)	TJLP apprec.	-	(51,402)	(102,804)

Total increase	(10,662,098)		(174,463)	(400,287)	(626,111)
(*) The CDI, IGP-M and TJLP indexes considered of 10.71%, 6.11% and 5%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08, the percentage of raising index were applied to Scenario I indexes.

d) Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the financial liabilities as at December 31, 2013, taking into account principal and interest, and is based on the undiscounted cash flow, considering the earliest date on which the Company and its subsidiaries have to settle their respective obligations.

		Consolidated
December 31, 2103	Note	Weighted average interest rates	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	Over 5 years	Total
Suppliers	15		1,411,664	469,103	3,927	-	-	1,884,694
Loans and financing - principal and interest	16	9.47%	218,198	619,234	1,224,148	6,889,731	2,596,400	11,547,712
Derivatives	34		(58)	(96)	95,410	(22,147)	5,195	78,303
Debentures - principal and interest	17	11.32%	60,935	153,698	589,730	8,332,385	2,025,039	11,161,786
Regulatory charges	19		32,379	-	-	-	-	32,379
Public utility	22	15.71%	335	670	3,016	23,475	606,184	633,681
Other	23		16,229	102,894	11,346	-	17,750	148,219
Consumers and concessionaires			13,281	29,653	869	-	-	43,804
National scientific and technological development fund - FNDCT			1,966	-	-	-	-	1,966
Energy research company - EPE			982	-	-	-	-	982
Collections agreement			-	73,240	-	-	-	73,240
Fund for reversal			-	-	-	-	17,750	17,750
Bussines combination			-	-	10,477	-	-	10,477
Total			1,739,682	1,345,502	1,927,577	15,223,444	5,250,569	25,486,773

(35)  COMMITMENTS

The Company’s commitments in relation to long-term energy purchase agreements and plant construction projects are as of December 31, 2013, as follows:

Commitments at December 31, 2013	Duration	2014	2015	2016	2017	After 2017	Total
Energy purchase contracts (except Itaipu)	Up to 35 years	6,934,427	6,476,494	6,953,001	7,419,250	80,708,487	108,491,659
Itaipu	Up to 31 years	1,321,531	1,364,646	1,427,711	1,403,059	15,968,203	21,485,151
Power plant constrution projets (a)	Up to 15 years	728,818	7,743	11,931	12,937	202,422	963,852
TOTAL		8,984,776	7,848,883	8,392,644	8,835,246	96,879,112	130,940,661

(a)     The power plant construction projects include commitments made basically to construction related to the subsidiaries in the renewable energy segment.

(36)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recorded in the financial statements.

	Consolidated
	December 31, 2013	December 31, 2012	January 1, 2012
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and irrigation	16,821	65,534	67,244
	16,821	65,534	67,244
Deferred costs variations
CVA (**)	547,402	897,364	404,148
	547,402	897,364	404,148
Prepaid expenses
Overcontracting	170,084	74,885	27,364
Low income consumers' subsidy - losses	-	2,064	17,922
Neutrality of the sector charges	-	2,850	224
Tariff adjustment	13,309	2,696	467
Other financial components	41,608	92,582	53,180
	225,001	175,078	99,157
Liabilities
Deferred gains variations
Parcel "A"	(1,454)	(1,443)	(1,337)
CVA (**)	(330,266)	(373,784)	(488,500)
	(331,720)	(375,227)	(489,838)
Other accounts payable
Replacement reibursement in PTR (***)	(138,621)	(242,987)	-
Discounts TUSD (*) and irrigation	(193)	(363)	(127)
Tariff review	(16,692)	-	-
Overcontracting	(29,928)	(28,919)	(48,367)
Low income consumers' subsidy - gains	(5)	(22,813)	(17,010)
Neutrality of the sector charges	(34,745)	(66,985)	(97,138)
Tariff teview – provisional procedure	-	-	(32,181)
Other financial components	(29,393)	(4,254)	(5,739)
	(249,576)	(366,321)	(200,562)

Total net	207,928	396,428	(119,851)
(*) Network usage charge - TUSD (**) Deferred tariff costs and gains variations from parcel "A" itens - ("CVA") (***) Periodic Tariff Review

The main features of these regulatory assets and regulatory liabilities are:

a) TUSD Discounts and Irrigation:

The distribution subsidiaries record regulatory assets and liabilities (for regulatory financial statement purpose only) in relation to the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

b) CVA:

Refers to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are monetary adjustment  at the SELIC rate.

c) Overcontracting:

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL, and are also assured that costs or income derived from overcontracting will be passed on to the tariffs, restricted to 5% of the energy load requirement.

d) Subsidy - Low Income:

Refers to the subsidies granted to consumers entitled to the Social Electric Energy Tariff (Low Income) if they are enrolled in the Sole Register for Federal Government Social Programs (Cadastro Único para Programas Sociais do Governo Federal – CadÚnico), irrespective of their energy consumption.

e) Neutrality of the Sector Charges:

Refers to the neutrality of the sector charges in the tariff, calculating the monthly differences between the amounts billed and the amounts considered in the tariff.

f) Tariff review / Provisional Procedure:

The 2011 tariff review for the subsidiary CPFL Piratininga was scheduled for October 23, 2011. Although it had not been finalized, ANEEL established in Order nº 4.991, of December 29, 2011, that for regulatory purposes, the regulatory assets and liabilities should be calculated on a best estimate basis. On October 16, 2012, ANEEL’s Collegiate Board approved the subsidiary’s annual Tariff Adjustment - RTA for 2012, taking into account the impact of 1/3 of the financial component of the 2011 periodic tariff review - RTP. In Order nº 155, of January 23, 2013, ANEEL reviewed the accounting classification of the Provisional Procedure and created the replacement reimbursement account in the periodical tariff review.

On February 3, 2013, ANEEL’s Collegiate Board of Directors approved the 2012 Annual Tariff Review – RTA of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa.  The RTA took into account the total impact of the financial component of the 2011 RTP.  In Order 155, of January 23, 2013, ANEEL reviewed the nomenclature account of the Provisional Procedure and created the replacement reimbursement account in the periodical tariff review. The Requests for Reconsideration filed by the subsidiaries in relation to ANEEL’s decision on the RTP were judged in January 2014 and partially accepted. The effects were consequently taken into account in the 2014 RTA (Note 38.7).

g) Other Financial Components:

Mainly refers to CCEAR exposure (Agreement for commercialization of electric energy in the regulated environment), financial guarantees, subsidies to cooperatives and licensees and TUSD G financial adjustment (distribution system usage tariff billed to the generators).

Financial components were also granted in the tariff review of the distributors, to adjust previous tariff reviews or adjustments.

(37)  NON CASH TRANSACTION

	Parent company		Consolidated
	December 31, 2013	December 31, 2012 restated	December 31, 2013	December 31, 2012 restated
Transactions resulting from business combinations
Loans, financing and debentures	-	-	-	(556,706)
Property, plant and eqiupment acquired through business combination	-	-	-	695,093
Intangible asset acquired in business combination, net of tax effects	-	-	-	514,644
Other net assets acquired through business combination	-	-	-	82,841
			-	735,872
Cash acquired in the business combination	-	-	-	(28,278)
Acquisition price payable	-	-	-	(1,408)
Acquisition price paid			-	706,186

Other transactions
Capital decrease in subsidiaries by transfer of investments	-	56,701	-	-
Provision for socio-environmental costs capitalized in property, plant and equipment	-	-	-	33,528
Reversal of provisions for socio-environmental costs capitalized in property, plant and equipment	-	-	(17,747)	(66,773)
Interest capitalized in property, plant and equipment	-	-	48,328	32,527
Interest capitalized in intangible concessoin asset - distribution infrastructure	-	-	8,845	15,645

(38)  RELEVANT FACT AND SUBSEQUENT EVENT

38.1 Annual Tariff Adjustment – CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa

On January 30, 2014, ANEEL published the following Resolutions fixing the tariff adjustments of the subsidiaries of CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa as from that date. The details of these tariff adjustments are shown below:

Distributors	Resolution n°	Annual Tariff Review - RTA	Effect perceived by consumers
CPFL Santa Cruz	1,682/14	14.86%	26.00%
CPFL Leste Paulista	1,681/14	-7.67%	-5.32%
CPFL Jaguari	1,680/14	-3.73%	3.70%
CPFL Sul Paulista	1,677/14	-5.51%	0.43%
CPFL Mococa	1,679/14	-2.07%	-9.53%

(*) unaudited information

38.2 Loans and Financing

38.2.1 CPFL Piratininga:

On January 31, 2014, the subsidiary CPFL Piratininga contracted foreign currency financing of R$ 151,875 from Banco Citibank (Law 4,131).  The amount was released on the same date. Interest will be paid semi-annually and the principal will be paid in full at the end of the third year. The funds will be used to reinforce working capital and settle debts.

38.2.2 CPFL Geração:

On January 31, 2014, the subsidiary CPFL Geração made an early settlement of the foreign currency debt of R$ 151,875 contracted with Citibank, originally scheduled for payment in a single installment in August 2016.

38.2.3 Approval for funding

On February 27, 2014, the Board of Directors approved a funding up to the amount of R$2,467,500 to the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Leste Paulista, CPFL Jaguari, CPFL Mococa and CPFL Geração, through: (i) issuance of debentures with maturity up to 6 years; and (ii) loans (Law 4,131) and/or refinancing maturing foreign debt with underlying CDI swaps, Bank Credit Note “Cédula de Crédito Bancário” and/or other working capital transactions.

38.3  Capital increase – EPASA

At the Extraordinary General Meeting (EGM) of the joint venture (EPASA), held on January 31, 2014, it was approved a capital increase of R$ 65,000. An amount of R$ 34,288 was subscribed and paid up by the subsidiary CPFL Geração in proportion to its interest in EPASA's capital.

To the other shareholders were offered the option to exercise the preference to subscribe shares to be issued within 30 days of signing of the Notice to Shareholders, published on February 1, 2014. At the same EGM, the subsidiary CPFL Geração stated its interest in subscribing the remaining shares, should the other shareholders not exercise the right to preference within the stipulated period.

After this period, the shareholders Eletricidade do Brasil S.A. and OZ&M Incorporação e Participação Ltda. partially exercised the share subscription rights granted to them under the terms of the capital increase, subscribing and paying up R$ 14,000 and R$ 1,000, respectively. In accordance with the Notice to Shareholders published on February 1, 2014, Eletricidade do Brasil S.A. also expressed its interest in subscribing the remaining shares, within the period stipulated in a further Notice to Shareholders to be published on March 12, 2014. The other shareholders are assured by the Shareholders Agreement of the right to exercise the option to purchase any remaining shares subscribed and paid up by the subsidiary

CPFL Geração within 12 months from the date on which the remaining shares are paid up, in order to recompose their diluted interest.

38.4  Provisional Measure 627, of November 11, 2013

On November 11, 2013 and Brazilian Government issued the Provisional Measure (MP) 627 and on September 16, 2013, the Internal Revenue Service issued the Normative Ruling (IN) 1,397. The MP and IN introduced changes to the federal tax rules, including repeal of the Transitional Tax Regime (RTT) from January 1, 2015. However, companies have the option of early adoption of MP 627 from calendar year 2014. In the event of early adoption, taxpayers will be exempt from any exposure in relation to the RTT up to the date on which MP 627 was issued.

Management of the Company and its subsidiaries are assessing the impacts of these changes and the best time for adopting them, also taking into consideration that the MP has not yet been converted into a law, and it may be amended prior to its conversion into law that time. A preliminary analysis by the Company and its subsidiaries indicates that there are and there will be no relevant effects to be taken into consideration in the financial statements.

38.5  Association between CPFL Renováveis and Dobrevê Energia S.A. ("DESA")

On February 17, 2014, the subsidiary CPFL Renováveis and DESA entered into an association agreement. The Association will occur through the merger by CPFL Renováveis of WF2 Holding S.A. - (“WF2”), which will hold all the shares issued by DESA at the merger date.

As a result of the merger, the net equity of CPFL Renováveis will be increased by a new issue of, corresponding to 12.63% of its common shares. The interest may be adjusted as a result of audits to be conducted and compliance with preceding conditions. The subsidiary CPFL Geração will continue to be the major shareholder of CPFL Renováveis, holding more than 50% of its capital.

The conclusion of the association is conditional on compliance with certain preceding conditions common in similar transactions, including approval by ANEEL, by the Conselho Administrativo de Defesa Econômica ("CADE") and by certain creditors of DESA and WF2.

Also it is conditional on a satisfactory outcome of the legal, accounting and financial, engineering and environmental audits to be conducted by both CPFL Renováveis, in relation to DESA's operations, and DESA in relation to the operations of CPFL Renováveis.

38.6 CDE contribution – Decree 8,203/2014

Decree 8,203 of March 7, 2014 approved the CDE contribution to offset the involuntary frustrated exposure of the distribution concessionaires in the short-term market as a result of the inability to purchase in the auction of energy produced by existing ventures held in December 2013.  In accordance with resolution n° 515/2014, the following amounts are receivable from the CDE:

Distributon companies	R$ thousand
CPFL Leste Paulista	1,057
CPFL Paulista	59,677
CPFL Piratininga	53,967
CPFL Santa Cruz	6,274
RGE	45,899
Total	166,875

38.7 2012 Periodic Tariff Review (RTP) - Administrative Appeal

In relation to the RTP, the subsidiaries CPFL Mococa, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari filed a request for consideration in relation to ANEEL's decision. The request was judged in January 2014, with the following results: (i) order 165 of January 28, 2014 changed the review of 7.20% for the subsidiary CPFL Mococa to 7.18% on account of the reduction in the remuneration base; (ii) order 212 of January 30, 2014 changed the review of 4.36% of the subsidiary CPFL Santa Cruz to 4.16% on account of the reduction in the remuneration base; (iii) order 166 of January 28, 2014 changed the review of -2.20% of the subsidiary CPFL Leste Paulista to -2.00% on account of the increase in the remuneration base and losses; (iv) order 211 of January 30, 2014 changed the review of -3.72% for the subsidiary CPFL Sul Paulista to -3.78% on account of the reduction in the remuneration base; and (v) order 167 of January 28, 2014 changed the review of -7.10% of the subsidiary CPFL Jaguari to -7.09% on account of the increase in the remuneration base.

38.8 Completion of acquisition by the subsidiary CPFL Renováveis

In a Communication to the Market dated February 27, 2014, the subsidiary CPFL Renováveis communicated completion of the acquisition of 100% of the shares of Rosa dos Ventos Geração e Comercialização de Energia S.A. ("Rosa dos Ventos") (Note 12.7).

The total acquisition price after the adjustments as per the purchase agreement was R$ 103,367, including: (i) R$ 70,296 paid to the sellers; and (ii) assumption of the net debt of R$ 33,071; these figures may be adjusted until the closing date, according to the contract.

EXECUTIVE BOARD

WILSON P. FERREIRA JUNIOR

Chief Excecutive Officer

WILSON P. FERREIRA JUNIOR

accumulating the function of Vice-President for Institucional Relations

GUSTAVO ESTRELLA

Vice-President for Finance

And Investor Relations

HÉLIO VIANA PEREIRA

Vice-President for Operation

CARLOS DA COSTA PARCIAS JÚNIOR

Vice-President for Business Development

JOSÉ MARCOS CHAVES DE MELO

Vice-President for Administration

BOARD OF DIRECTORS

MURILO CESAR L.S. PASSOS

Chairman

RENÊ SANDA

 Vice chairman

CLAUDIO BORIN GUEDES PALAIA

MARCELO PIRES DE OLIVEIRA DIAS

DELI SOARES PEREIRA

MARTIN ROBERTO GLOGOWSKY

MARIA HELENA DOS SANTOS FERNANDES DE SANTANA

ACCOUNTING DIVISION

ANTÔNIO CARLOS BASSALO

 Accouting Director

CT CRC. 1SP085.131/O-8

Capital Budget Proposal

RETAINED EARNINGS RESERVE FOR INVESTMENT

The proposal is to allocate the outstanding amount of retained earnings of R$ 108,987,000.00 (one hundred and eight million, nine hundred and eighty-seven thousand reais) to the retained earnings for investment reserve in order to sustain the investment plan for the expansion and continuity of the Company's business established in the 2014 to 2018 budget.  In compliance with Law 6404/76, article 196, the investment budget, summarized below, has to be submitted for approval by the Annual General Meeting.

Sources	R$

Retained earnings (art.196)	108,987,000.00
Financing and cash generation	31,349,970.00
140,336,970.00

Investment
Expansion and continuity of the business	140,336,970.00
140,336,970.00

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have audited the accompanying individual and consolidated financial statements of
CPFL Energia S.A. (“CPFL Energia” or “Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheets as of December 31, 2013 and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and the consolidated financial statements in accordance with the International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and the accounting practices adopted in Brazil, as well as for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of CPFL Energia S.A. as of December 31, 2013, its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CPFL Energia S.A. as of December 31, 2013, its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and accounting practices adopted in Brazil.

Emphasis of matter

Individual financial statements

As stated in note 2.1, the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of the Company, these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures under the equity method of accounting, which would be measured at cost or fair value for IFRS purposes.  Our opinion is not qualified due to this matter.

Restatement of corresponding amounts

As stated in note 2.9, as a result of changes in accounting policies related to employee benefits under technical pronouncement CPC 33 (R1) and IAS 19 (R) - Employee Benefits and accounting for joint arrangements, in accordance with technical pronouncement CPC 19 (R2) and IFRS 11 - Joint Arrangements, the corresponding individual and consolidated amounts of the balance sheets at January 1, 2012 and at December 31, 2012, and the related statements of income, comprehensive income, changes in shareholders' equity, cash flows and value added (supplemental information) for the year ended December 31, 2012, presented for comparative purposes, have been adjusted and restated under technical pronouncement CPC 23 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and technical pronouncement CPC 26 (R1) and IAS 1 - Presentation of Financial Statements. Our opinion is not qualified due to this matter.

Decree 7945 of March 7, 2013

Without modifying our opinion on the individual and consolidated financial statements for the year ended December 31, 2013, we draw attention to the matter described in note 27 regarding the accounting for funds transferred from the Energy Development Account (“CDE”) by the Company and its subsidiaries as a reduction in the cost of electric energy.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2013, prepared under Management's responsibility, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies, and provided as supplemental information for IFRSs which do not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Corresponding amounts

The amounts corresponding to the opening balance sheet of January 1, 2012 (derived from the financial statements for the year ended December 31, 2011), presented for comparative purposes, have been audited by other independent auditors, whose report thereon, dated March 10, 2014, includes emphasis of matter paragraphs, without modifying their opinion, with regard to: (i) the difference in the measurement of investments in subsidiaries, associates and joint ventures under the equity method of accounting in the individual financial statements, which would be measured at cost or fair value for IFRS purposes; and (ii) changes in accounting policies related to employee benefits under technical pronouncement CPC 33 (R1) and IAS 19 (R) - Employee Benefits and accounting for joint arrangements, in accordance with technical pronouncement CPC 19 (R2) and IFRS 11 - Joint Arrangements, as disclosed in note 2.9.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Campinas, March 10, 2014

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

Report of the Audit Committee

The members of the Audit Committee of CPFL Energia S.A, in the exercise of their legal prerogatives, have reviewed the Management Report and the Financial Statements for 2013 and, in the light of the clarifications provided by the Company's Executive Board and the representative of the External Audit and based on the opinion of Deloitte Touche Tohmatsu Auditores Independentes, dated March 10, 2014, are of the opinion that these documents are fit to be reviewed and voted on by the Annual General Meeting of Shareholders.

São Paulo, March 26, 2014.

William Bezerra Cavalvanti Filho

President

Daniela Corci Cardoso

Member

Adalgiso Fragoso de Faria

Member

Celene Carvalho de Jesus

Member

Helena Kerr do Amaral

Member

Management declaration on financial statements

In accordance to the  sections V and VI of article 25 of CVM Instruction 480, of December 07, 2009, the chief executive officer and directors of CPFL Energia S.A., a publicly quoted companion, whose headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP –  Brasil, CNPJ (Federal Tax ID) 02.429.144/0001-93, have declared:

a)       that reviewed, discussed and agree with the auditors’ opinion issued by Deloitte Touche Tohmatsu Auditores Independentes, related to CPFL Energia Financial Statements as of December 31, 2013;

b)       that reviewed, discussed and agree with the CPFL Energia Financial Statements as of December 31, 2013.

Campinas, March 10, 2014.

WILSON P. FERREIRA JUNIOR

Chief Excecutive Officer

WILSON P. FERREIRA JUNIOR

accumulating the function of Vice-President for Institucional Relations

GUSTAVO ESTRELLA

Vice-President for Finance

And Investor Relations

HÉLIO VIANA PEREIRA

Vice-President for Operation

CARLOS DA COSTA PARCIAS JÚNIOR

Vice-President for Business Development

JOSÉ MARCOS CHAVES DE MELO

Vice-President for Administration

Management declaration on independent auditors’ report

In accordance to the  sections V and VI of article 25 of CVM Instruction 480, of December 07, 2009, the chief executive officer and directors of CPFL Energia S.A., a publicly quoted companion, whose headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP –  Brasil, CNPJ (Federal Tax ID) 02.429.144/0001-93, have declared:

a)       that reviewed, discussed and agree with the auditors’ opinion issued by Deloitte Touche Tohmatsu Auditores Independentes, related to CPFL Energia Financial Statements as of December 31, 2013;

b)       that reviewed, discussed and agree with the CPFL Energia Financial Statements as of December 31, 2013.

Campinas, March 10, 2014.

WILSON P. FERREIRA JUNIOR

Chief Excecutive Officer

WILSON P. FERREIRA JUNIOR

accumulating the function of Vice-President for Institucional Relations

GUSTAVO ESTRELLA

Vice-President for Finance

And Investor Relations

HÉLIO VIANA PEREIRA

Vice-President for Operation

CARLOS DA COSTA PARCIAS JÚNIOR

Vice-President for Business Development

JOSÉ MARCOS CHAVES DE MELO

Vice-President for Administration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.